UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-37999

REV Group, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**26-3013415**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
245 South Executive Drive, Suite 100	
Brookfield, WI	**53005**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (414) 290-0190

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock ($0.001 Par Value)	REVG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was approximately $391,138,839 based on the last reported sale price of such securities as of April 30, 2022, the last business day of the Registrant's most recently completed second fiscal quarter. For purposes of this calculation, shares of common stock held by each executive officer and director and by holders of more than 5% of the outstanding common stock have been excluded. However, the registrant has made no determination that such individuals are "affiliates" within the meaning of Rule 405 under the Securities Act of 1933.

The number of shares of the Registrant's Common Stock outstanding as of December 12, 2022 was 59,856,814.

Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to be held on February 23, 2023, are incorporated by reference into Part III of this Report.

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Cautionary Statement About Forward-Looking Statements

This Annual Report on Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," "contemplate," "aim" and other similar expressions, and include our segment net sales and other expectations described under "Overview" below, although not all forward-looking statements contain these identifying words. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increases in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions and integration of operations relating to mergers and acquisitions activities. We disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this Annual Report on Form 10-K or to reflect any changes in expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

- The impact of the COVID-19 pandemic on our business and the specialty vehicles industry;

- The impact of economic factors and adverse developments in economic conditions;

- The seasonal nature of the markets in which we operate;

- Disruptions in the supply of vehicle chassis, other critical materials or labor;

- Our ability to compete with other participants in the end markets we serve;

- The impact of technological innovations, market developments and changing customer needs across the end markets we serve;

- Our ability to successfully identify and integrate acquisitions;

- Our business has certain working capital requirements, and a decline in operating results may have an adverse impact on our liquidity position;

- The realization of contingent obligations;

- Increases in the price of commodities, including the impact of tariffs and inflation, on the cost or price of our products;

- The impact of currency value fluctuations on the cost or price of our products;

- Our reliance on the performance of dealers;

- The availability and terms of financing available to dealers and retail purchasers;

- Our ability to retain and attract senior management and key employees;

- Vehicle defects, delays in new model launches, recall campaigns, or increased warranty costs;

- Cancellations, reductions or delays in customer orders;

- The impact of federal, state and local regulations governing our products;

- Unforeseen or recurring operational problems at any of our facilities and catastrophic events;

- Federal and local government spending levels;

- Our operations and the industries in which we operate are subject to governmental laws and regulations, including relating to environmental, health and safety matters;

- The influence of AIP over us, including its contractual right to nominate a majority of our directors and other contractual rights;

- Changes to tax laws or exposure to additional tax liabilities; and

- Failure to maintain the strength and value of our brands.

Additional information concerning these and other factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Item 1A of Part I of this report.

Website and Social Media Disclosure

We use our website (www.revgroup.com) and corporate Twitter account (@revgroupinc) as routine channels of distribution for company information, including news releases, analyst presentations, and supplemental financial information, as a means of disclosing material non-public information and for complying with our disclosure obligations under Securities and Exchange Commission ("SEC") Regulation FD. Accordingly, investors should monitor our website and our corporate Twitter account in addition to following press releases, SEC filings and public conference calls and webcasts. Additionally, we provide notifications of news or announcements as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts.

None of the information provided on our website, in our press releases, public conference calls and webcasts, or through social media channels is incorporated into, or deemed to be a part of, this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our website or our social media channels are intended to be inactive textual references only.

PART I

Unless otherwise indicated or the context requires otherwise, references in this Annual Report on Form 10-K to the "Company," "REV," "we," "us" and "our" refer to REV Group, Inc. and its consolidated subsidiaries.

Item 1. Business.

REV Group companies are leading designers, manufacturers, and distributors of specialty vehicles and related aftermarket parts and services. We serve a diversified customer base, primarily in the United States and Canada, through three segments: Fire & Emergency, Commercial, and Recreation. We provide customized vehicle solutions for applications, including essential needs for public services (ambulances, fire apparatus, school buses, and transit buses), commercial infrastructure (terminal trucks and industrial sweepers) and consumer leisure (recreational vehicles). Our diverse portfolio is made up of well-established principal vehicle brands, including many of the most recognizable names within their industry. Several of our brands pioneered their specialty vehicle product categories and date back more than 50 years. We believe that in most of our markets, we hold the first, second or third market share position and approximately 89% of our net sales during fiscal year 2022 came from products where we believe we hold such share positions.

The specialty vehicle market is a complex and attractive market characterized by: (i) numerous niche markets with annual sales volumes generally between 3,000 and 25,000 units, (ii) highly customized vehicle configurations addressing unique customer applications and (iii) specialized customer bases and distribution channels (both dealer and direct). We believe the specialty vehicle market has historically been serviced by niche companies, which has created an opportunity for market leadership by efficient producers with the ability to scale resources, such as REV. We believe that our focus on manufacturing best practices and operational improvements, supply chain management, and product innovation strengthen our market position and ability to compete which provides an opportunity for market growth and margin expansion.

Our products are sold to municipalities, government agencies, private contractors, consumers and industrial and commercial end users. We have a diverse customer base with our top 10 customers representing approximately 18% of our net sales in fiscal year 2022, with no single customer representing more than 4% of our net sales over the same period. We believe our diverse end markets are favorably exposed to multiple secular growth drivers such as: rising municipal spending, a growing aged population, growing urbanization, growing student populations, the increasing popularity of outdoor and active lifestyles and the replacement of existing in-service vehicles including legislated replacements.

Our business model utilizes our unique scale to drive profitable organic and acquisitive growth. We seek to gain market share by delivering high-quality products with customized attributes tailored to our customers' product specifications, while simultaneously reducing costs and shortening delivery lead times. We aim to achieve this by standardizing and optimizing certain processes across our segments via our proprietary REV Business System and in areas including: procurement, engineering and product development and lean manufacturing. We believe our manufacturing and service network, consisting of 18 manufacturing facilities, 6 Regional Technical Centers ("RTCs") and 2 aftermarket parts warehouses, provides us with a competitive advantage through the sharing of best practices, manufacturing flexibility based on relative facility utilization levels, access to geographically diverse labor pools, delivery costs and lead times, economies of scale, customer service capabilities, and a complementary distribution system. Our business consists primarily of design, engineering, technology application, integration, and assembly activities, which require relatively low levels of capital expenditures. Furthermore, our broad presence across the specialty vehicle market and large manufacturing and distribution network are important differentiators in our ability to grow through acquisitions. We believe we have the opportunity to grow and enhance the earnings profile of acquired businesses by expanding access to sales distribution channels, consolidating acquired businesses into our existing operations and by introducing the REV Business System and scale into the newly acquired businesses to drive profitable growth.

To enhance our market-leading positions, we complement growth from strategic acquisitions with iterative product development and new product launches across our three segments. Product development is primarily designed to provide our customers with high-quality products that have varied and unique feature sets and product capabilities at attractive price points. In addition to product development, our businesses are continuously adapting and customizing our vehicles to meet individual customers' needs and applications. In our RV business specifically, our new model design cycle follows similar timelines as the automotive industry, whereby new models and configurations are introduced or upgraded annually.

Our management team has significant experience in highly specialized industrial manufacturing and aftermarket parts and services businesses. We continue to focus on initiatives to accelerate growth and improve our profitability. These initiatives include: reviewing the product portfolio, improving brand management, developing new products, strengthening distribution, leveraging a centralized enterprise-wide procurement strategy, growing adjacent and aftermarket products, improving production processes within our facilities, driving down total cost of quality, implementing value-based pricing strategies and reducing fixed costs.

Our fiscal year is from November 1 to October 31, with fiscal quarters ending on the last day of January, April, July and October.

Our Products and Markets

We sell new specialty vehicles which we design, engineer and assemble in our production facilities. Our aftermarket business consists of parts sales and service. We believe the majority of our new vehicle sales represent the replacement of in-service vehicles which are past their useful life, with additional sales derived from fleet expansions, new customers and new product introductions.

Our Fire & Emergency segment sells fire apparatus equipment under the E-ONE, Kovatch Mobile Equipment ("KME"), Ferrara and Spartan Emergency Response which consists of Spartan Emergency Response, Smeal, Spartan Fire Chassis, and Ladder Tower brands, and ambulances under the American Emergency Vehicles ("AEV"), Horton Emergency Vehicles ("Horton"), Leader Emergency Vehicles ("Leader"), Road Rescue and Wheeled Coach brands. We believe we are the largest manufacturer by unit volume of fire and emergency vehicles in the United States and have one of the industry's broadest portfolios of products including Type I ambulances (aluminum body mounted on a heavy truck-style chassis), Type II ambulances (van conversion ambulance), Type III ambulances (aluminum body mounted on a van-style chassis), pumpers (fire apparatus on a custom or commercial chassis with a water pump and water tank to extinguish fires), aerial trucks (fire apparatus with stainless steel or aluminum ladders), tanker trucks and rescues, aircraft rescue firefighting ("ARFF"), custom cabs & chassis and other vehicles. Each of our individual brands is distinctly positioned and targets certain price and feature points in the market such that dealers often carry, and customers often buy more than one REV Fire & Emergency product line.

Fire & Emergency Product	Description/Application
Pumper / Tanker 	• Most standard fire apparatus found in fire department fleets • Transports firefighters to the scene of an emergency • Onboard pump and water tank for immediate water supply upon arrival on scene to fight fires • Connects to more permanent water sources such as fire hydrants or water tenders for continuous firefighting capability
Aerial 	• Transports firefighters to the scene of an emergency and supports fire suppression • Facilitates access or egress of firefighters and fire victims at height using a large telescopic ladder • Ladder is mounted on a turntable on a truck chassis allowing it to pivot around a stable base to transport firefighters and fire suppression to the scene • Typically contains a pump, provides a high-level water point for firefighting via elevated master water stream • Provides a platform from which tasks such as ventilation or overhaul can be executed
ARFF	• Transports firefighters to the scene of an airport emergency • Highly specified (by the F.A.A.) fire engine designed for use at global airfields where F.A.A. regulated commercial planes land to assist with potential aircraft accidents • Has the ability to move on rough terrain outside the runway and airport area and provides large water capacity and a foam tank • Able to deliver a fire suppression chemical foam stream to the scene, which "flattens" the fire faster • Capability to reach an airplane quickly and rapidly extinguish large fires involving jet fuel

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Rescue



- Transports first responders to the scene of an emergency
- Used in a wide array of applications from technical rescue/multi-vehicle accidents, confined space/high-angle rescue, area illumination, extrication, wet rescue (with water and pump), Haz-Mat and urban search and rescue as well as many other disciplines
- Maximum storage space and equipment capabilities in a heavy-duty platform with large transverse storage solutions for extra gear

Cab & Chassis



- Custom manufacture of emergency response cabs and chassis which are sold to other custom fire apparatus OEM's and tailored to customer specifications based on such factors as application, terrain, street configuration and the nature of the community, state or country in which the fire truck will be utilized
- Built to keep crews comfortable and safe with high rooflines, flat floors, Advanced Climate Control systems, and the industry's #1 advanced safety system
- Ergonomic and spacious cab with improved visibility, in-cab communications, storage and comfort

Ambulance Type I



- Transports paramedics and other emergency support technicians as well as a "mobile hospital" to the scene of an emergency
- Patient compartment structural aluminum "box" mounted on a heavy truck chassis and used primarily for advanced life support and rescue work
- Provides out-of-hospital medical care to the patient at the scene or while in transit

Ambulance Type II



- Transports paramedics and other emergency support technicians to the scene of an emergency
- Van-based ambulance with relatively fewer ambulance modifications and containing relatively less medical equipment than Type I or Type III ambulances
- Used for basic life support and to transfer of patients that require only basic life support services to a hospital or between places of medical treatment

Ambulance Type III



- Transports paramedics and other emergency support technicians as well as a "mobile hospital" to the scene of an emergency
- Patient compartment structural aluminum "box" mounted on a cut-away van chassis and has the same use and application as a Type I ambulance

Our Commercial segment is a leading producer of small Type A school buses, transit buses, terminal trucks and sweepers in the United States. We serve municipal segments through the Collins Bus, Magellan and Eldorado National (California) (ENC) brands. We serve the terminal truck market through the Capacity brand and the sweeper market through the LayMor brand. Our products in the Commercial segment include transit buses (large municipal buses where we build our own chassis and body), Type A school buses (small school bus built on commercial chassis), sweepers (three- and four-wheel versions used in road construction activities), and terminal trucks (specialized vehicles which move freight in warehouses, intermodal yards, distribution and fulfillment centers and ports). Within each market, we produce many customized configurations to address the diverse needs of our customers.

Commercial Product	Description/Application
Transit Bus 	• Type of bus used on shorter-distance public transport routes to move passengers from place to place. Distinct from motor coaches used for longer-distance journeys and smaller minibuses • Operated by publicly-run transit authorities or municipal bus companies, as well as private transport companies on a public contract or on a fully independent basis • Often built to operator specifications for specific transport applications • First type of bus to benefit from low-floor technology in response to demand for equal access public service
Type A School Bus 	• Transports students, typically children, to and from school, home and school events • Typically transports smaller numbers of passengers compared to the larger "Type C" or "Type D" school buses and is more economical in certain types of applications • Purpose-built vehicle distinguished from other types of buses by significant safety and design features mandated by federal and state regulations • Passenger compartment mounted on a cut-away van chassis
Sweeper 	• Used in a variety of cleaning and preparation applications in road construction and paving industries • Typically used in street, highway, bridge or interstate construction projects • Applications use broom or push technology, as well as water cleaning capabilities • Some applications also include snow removal • Significant aftermarket parts such as sweeper brushes
Terminal Truck 	• Custom built tractor used to move trailers and containers within a cargo yard, warehouse facility or intermodal facility • Includes a single person cab offset to the side of the engine with a short wheelbase and rear cab exit • Some units have a fifth wheel with an integrated lifting mechanism that allows the semi-trailer landing legs to remain in the down position during movement enabling efficient movement • Steel side wall cab and floor construction for protection in harsh and dangerous work environments

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Our Recreation segment serves the RV market through the following principal brands: American Coach, Fleetwood RV, Holiday Rambler, Renegade RV, Midwest Automotive Designs and Lance Camper. We believe our brand portfolio contains some of the longest standing, most recognized brands in the RV industry. Under these brands, REV provides a variety of highly recognized motorized and towable RV models such as: American Eagle, Bounder, Pace Arrow, Discovery LXE, Renegade Verona, Renegade XL, among others. Our products in the Recreation segment include Class A motorized RVs (motorhomes built on a heavy-duty chassis with either diesel or gas engine configurations), Class C and "Super C" motorized RVs (motorhomes built on a commercial truck or van chassis), Class B RVs (motorhomes built out within a van chassis and high-end luxury van conversions), and towable travel trailers and truck campers. The Recreation segment also includes Goldshield Fiberglass, which produces a wide range of custom molded fiberglass products for the RV and broader industrial markets. Within our Recreation segment, we have some of the most well-recognized Class A diesel and gas motorized RV brands in the market.

Recreation Product	Description/Application
Class A Motorized RVs (Gas, Diesel) 	• Class A motorized RVs can be as long as 45 feet and are usually equipped with a rear master suite including a full bathroom and shower and many include a washer/dryer unit on board • Today's Class A motorized RVs tend to have multiple slide outs (some can expand to a width of over 14 feet), home sized appliances, multiple large flat screen TV's, surround sound systems and even electric-heated fireplaces and ice machines • Keeps users comfortably on the road for long periods of time including comfortable sleeping accommodations and basement storage to carry ample supplies • Constructed on a commercial truck chassis, a specially designed motor vehicle chassis or a commercial bus chassis, a Class A motorized RV resembles a bus in design and has a flat or vertical front end with large forward windows
Class C Motorized RVs 	• Class C motorized RVs make use of a standard van or truck chassis as the driving portion of the RV, allowing better access to the cab portion from the outside, since there are entry doors on both sides • The house (or camper) portion of the RV extends over the cab area which commonly has a sleeping compartment or other uses such as storage or entertainment • Fewer amenities and living space compared to Class A motorized RVs while meeting requirements for comfortable living • A Class C motorized RV is equipped with a kitchen/dining area featuring a refrigerator/freezer, a propane range (sometimes with an oven), a microwave oven and a table with seating. It also has a lavatory with a bath/shower, one or more sleeping areas and additional seating towards the front. An air conditioner, water heater, furnace and outside canopy are also typically included • Class C motorized RVs often feature a towing hitch enabling the pulling of a light weight or heavy trailers for boats, a small car or truck or other sports accessories
Class B Motorized RVs 	• Class B motorized RVs can range from 16 to 22 feet, are typically built on an automotive van chassis or panel-truck shells, and are built on several different gas or diesel chassis depending on the motorhome • Class B motorized RVs drive more like the family car, are easier to park and maneuver, but also offer the comforts and conveniences of a home on the road • Typically equipped with a "wet bath" configuration, which includes toilet, shower, and sink • Fewer amenities than a Class A and Class C unit, the Class B will typically have seating for 6 to 8 people, a small kitchenette complete with refrigerator and microwave, and comes equipped with flat screen TV/surround sound, roof mounted A.C., and a smaller generator • Limited sleeping capacity, typically a 2-person, overnight coach • Class B motorized RVs have a broad appeal due to their versatility, and ease of driving. They are typically used for shorter overnight trips, older couples no longer wanting to drive a large coach, families involved in sports, tailgating, and even larger families in need of space for a primary driving vehicle



Travel Trailers and
Truck Campers





- Travel Trailers range in sizes of 14 feet up to 35 feet, and can sleep up to anywhere from 1-10 people
- Travel Trailers are towed by another vehicle, can be parked and detached for ease of use
- Typically contains a kitchen, dining, bath and sleep area
- Lance Camper makes one of the most popular truck campers in America
- Truck campers are portable units easily loaded onto the bed of a pickup truck
- Truck campers range in size from 6'- 12' with floorplan arrangements that sleep 3-6 people
- Livable areas are maximized, most floorplans offer full kitchens, bathrooms, living areas and storage space

Our Markets

We operate primarily in the United States in the fire and emergency, commercial and recreation markets, which represented 95% of our overall net sales for fiscal year 2022. For fiscal year 2022, our net sales to international markets (including Canada) amounted to $117 million, representing 5% of our overall net sales for fiscal year 2022. We sell internationally through dealers and agents to end markets that utilize U.S.-style chassis and product configurations.

Fire and Emergency Markets

Fire and emergency products are used by municipalities and private contractors to provide essential services such as fire suppression, emergency/rescue response, disaster relief, wildland, aircraft rescue and firefighting and patient transport. Nearly all fire apparatus and ambulances are customized in some form; however, they share many common production and component attributes, such as similar manufacturing and engineering processes, raw materials (aluminum, lights, wire harnesses, paint and coatings). Demand is driven primarily by the replacement of in-service fleets, as well as by factors such as a growing aged population and a growing overall population (driving increased patient transportation and emergency response needs), new real estate developments, taller buildings (requiring more aerial vehicles), international airport growth (requiring Federal Aviation Administration-specified ARFF vehicles), and municipal funding levels. Local tax revenues are an important source of funding for fire and emergency response departments in addition to Federal grant money and locally raised funding.

As the population is relocating, it creates an opportunity for new products in areas that require additional fire and emergency infrastructure. We believe that a growing aged population, longer life expectancy, urbanization and the increasing use of emergency vehicles for non-critical care transport are all positive trends for the ambulance market.

Additionally, we provide remounting services to our ambulance dealers and customers, where we remount ambulance bodies onto new chassis, thereby extending the life of the body. We conduct these services in two locations, Grove City, Ohio and Jefferson, NC.

Commercial Markets

REV's Commercial segment addresses a broad variety of products and end markets. The transit bus markets include applications such as airport car rental, airport shuttle, college and university transit, city transit and numerous other applications. We believe the commercial bus markets we serve will sustain positive long-term growth supported by growing levels of urbanization which will require increasing commercial bus usage, increased government transportation spending, a necessary replacement cycle of public and private bus customers and the introduction of new bus products.

The demand for school buses is driven by the need for student transportation primarily in the United States and Canada. Within this market, we believe important demand drivers are the increasing number of students, the replacement cycle of in-service vehicles, substitution by private contract companies as the provider of student transportation from school districts (thus requiring the purchase of new buses) and legislated replacements. Insurance providers and state legislatures are increasingly requiring replacement of non-conforming vans which often drives a substitution purchase of our Type A product because of its numerous legislated safety features and benefits versus traditional van products.

Terminal truck demand is driven by replacement of in-service fleets, growth in trade and the increased use of intermodal freight services and warehouses. We anticipate ongoing growth in global trade will result in higher future intermodal freight traffic growth. Sweeper demand is also driven by replacement of in-service fleets by contractors and rental companies as well as growth in infrastructure and construction spending. Sweepers are used in various applications within the construction and road and highway infrastructure markets.

Recreation Markets

The RV industry includes various types and configurations of both motorized and towable RVs of which we currently manufacture and sell Class A (diesel and gas), Class B, Class C motorized RVs and towable campers. Motorized RVs are self-contained units built on motor vehicle chassis with their own lighting, plumbing, heating, cooking, refrigeration, sewage holding and water storage facilities. Class A RVs are generally constructed on purpose-built chassis for reaction travel complete with engine and drivetrain components. We then build the vehicle body, and design, fabricate and install the living area and driver's compartment of these motorized RVs. Class B RVs are built on a consumer van chassis with the entire living area contained within the existing van frame. Class C RVs are built on consumer trucks or van chassis which include an engine, drivetrain and a finished cab section. In Class Cs we design, fabricate and install the living area to connect to the driver's compartment and the cab section. Super Class C RVs are heavy duty Class C motorhomes built on a commercial truck chassis that can be used in conjunction with other outdoor or sporting activities because of a larger towing capacity. We also design and manufacture a portfolio of towable travel trailers and truck campers. These trailers and campers are comprised of a self-contained living area with their own heating, lighting, plumbing, cooking, refrigeration, sleeping and bathroom facilities but excluding a motor vehicle chassis. These products require the RV owner to utilize a motor vehicle to pull or carry them between destinations.

RVs are a consumer leisure purchase and therefore factors that drive demand include: consumer wealth (including the value of primary housing residences and the stock market level), consumer confidence, availability of financing and levels of disposable income. We believe end customers tend to be brand-loyal and repeat buyers who make decisions based on brand, quality, product configuration (primarily floorplan design, features and product styling), service availability and experience and price. Lifestyle trends are expected to support the growth of the RV market. We believe RVs are becoming more popular through increased interest in nature-based tourism and a growing preference for adventure travel among the growing urban populations. According to the Recreation Vehicle Industry Association, or RVIA, RV sales will continue to benefit from the aging "baby boomers" as more people enter the primary RV ownership age group of 55 to 70 years old. There are approximately 45 million active U.S. campers, many of which are outside the aforementioned demographic, representing an opportunity to expand the RV customer base. In any given year, the macro demand drivers of an aging population and popularity of travel will be impacted by the shorter-term cyclical demand swings for RVs that are caused by changes in consumer sentiment due to factors that include consumer wealth, confidence and the availability of financing.

Customers and End Markets

Our end markets include the municipal market (vehicles for essential services such as emergency response, firefighting patient transportation and student transportation), the private contractor market (privately owned fleets that provide transportation services), the consumer market (vehicles for transportation and leisure needs) and the industrial/commercial markets (vehicles for transportation, construction projects and global port and intermodal transportation applications). Based on aggregated available industry data, excluding the towable market, we estimate that the combined size of our annual addressable markets is approximately 82,000 vehicles.

Our top 10 customers combined accounted for approximately 18% of our net sales for fiscal year 2022, with no customer representing more than 4% of our net sales in the same period. We and our predecessor and acquired companies have operated in our businesses for many years, and many of our brands have been trusted names in the marketplace for decades. As a result, we benefit from many long-term customer relationships.

Approximately 36% of our net sales in fiscal year 2022 were made directly or indirectly to governmental bodies, including municipalities, such as fire departments, school districts, hospitals and the U.S. federal government. In fiscal year 2022, our approximate direct or indirect net sales by end market was as follows: 36% government, 38% consumer, 2% private contractor and 24% industrial/commercial.

For fiscal years 2022 and 2021, approximately 99% and 98%, respectively, of our net sales were to customers located in the United States and Canada.

Growth in our end markets are driven by various macro-economic and demographic factors including:

- *Population demographics*—Overall population growth and the aging population creates greater needs for essential services such as emergency care, healthcare services, transportation and interest in retirement activities including travel and leisure.

- *Increasing state and local government investment*—Improving housing prices, improving economies and new housing starts all create an increasing tax base and greater demand for essential services provided by governmental agencies.

- *Replacement demand for emergency vehicles*— From 2018 through 2020, the annual volume of ambulance sale units had been at a level that we believe was normalized replacement demand within the United States. The onset of COVID-19 and related federal stimulus has increased industry demand to levels that may not be sustainable over the long-term. We believe annual sales levels for ambulance units will return to prior levels and grow with macro trends in the future.

- *Increasing popularity for outdoor lifestyles*—There has been a growth of interest in outdoor recreational activities, with RVs providing access to vast and diverse areas. The RV lifestyle and demand for our vehicles is supported by the continued growth in the consumer base which includes increased industry penetration of the baby boomer generation, as well as Generation X, the fastest growing RV owner group as estimated by RVIA.

Our Strengths

We believe we have the following competitive strengths:

Market Leader Across All Segments with a Large Installed Base— We believe we are a market leader in each of the fire and emergency, commercial and recreation vehicle markets. Approximately 89% of our net sales during fiscal year 2022 are in markets in which we believe we hold the first, second or third market share positions. We believe we are the largest manufacturer by unit volume of fire and emergency vehicles in the United States. We also believe our Commercial segment is the #1 producer of Type A school buses in the United States and a leading producer of transit buses, terminal trucks and sweepers. Within our Recreation segment, we are one of the top producers of Class A diesel and gas motorized RVs. We are also a leader in high-end Class B and Super C RVs under the Midwest Automotive Designs and Renegade RV brands. We also believe we have one of the highest quality travel trailer and truck camper product lines under the Lance brand name.

We estimate that the replacement value of our installed base of approximately 205,000 vehicles across our segments is approximately $43.6 billion, which we believe is a significant competitive advantage for both replacement unit sales and aftermarket parts, as brand familiarity drives customer loyalty and fleet owners frequently seek to standardize their in-service fleets through repeat purchases of existing brands and product configurations. For example, one of the largest municipal fire departments in the United States has the vast majority of its fleets of ambulances and fire apparatus standardized on REV branded product configuration and feature sets that satisfy this customer's unique specifications and standards.

Broad Product Portfolio and Well-Recognized Brands— Our product portfolio is comprised of high-quality vehicles sold under well-established principal vehicle brands that in many instances pioneered their market segments. For example, we believe the first Type A yellow school bus was developed and sold by Collins Bus and the first Type I ambulance was developed and sold by Horton. We believe our portfolio is comprised of complementary product offerings in adjacent markets and enables us to attract and retain top dealers who in many instances sell multiple REV brands in their territories. Our vehicle platforms are highly customizable and can meet nearly all product specifications demanded by our customers. In each of the markets that we serve, we believe our brands are among the most recognized in the industry, representing performance, quality, reliability, durability, technological leadership and superior customer service.

Centralized Sourcing— We utilize a centralized sourcing model that includes a dedicated team of procurement professionals to complement our segment sourcing teams so that we can coordinate and leverage our purchases across a diverse supplier base. Our centralized sourcing model leverages our growing scale within our markets to achieve more competitive pricing and to help ensure availability. We integrate our acquired companies into our centralized sourcing model to lower their costs.

Selling into Attractive, Growing End Markets— Each of our segments serves end markets that are supported by what we believe to be favorable, long-term demographic, economic and secular trends. We believe that the growing aged population in the United States will increase demand for products across all of our segments, as older demographics are a key demand driver for products such as emergency vehicles and RVs. In the municipal Fire & Emergency segment, increasing legislated changes requiring useful life replacement cycles will create a source of recurring demand for our products as in-service vehicles achieve mileage or age limits. Our Commercial segment is poised to grow as a result of government subsidies for alternative fuel source transportation and increasing urbanization within the United States which is expected to drive greater demand for commercial buses. We believe demand for our school buses and our fire and emergency vehicles will grow with increasing state and local government spending. We also believe our RV segment is poised for long-term industry growth driven by increased interest in camping among older and younger generations and market unit recoveries to historical average levels for certain product categories. Additionally, we believe the current U.S. camper base of 48 million households represents an opportunity to expand the RV customer base. Though our net sales for all the specialty vehicles we manufacture are primarily derived from sales in the United States, similar positive market dynamics exist in other parts of the world, providing an opportunity for future global growth in each of our segments. Only approximately 5% of our net sales in fiscal year 2022 were from sales to customers outside the United States.

Unique Scale and Business Model— As the only manufacturer of specialty vehicles across all three of our product segments and one of the largest participants in our markets by net sales, we enjoy a unique position relative to many of our competitors that we believe provides a competitive advantage and an enhanced growth profile. Many of our products contain similar purchased components, such as chassis, engines, lighting, wiring and other commodities which increases our leverage with and relevance to key suppliers as compared to our competition. The operational processes across our different products are based on common elements, such as chassis preparation and production, body fabrication, product assembly and painting which allow us to develop best practices across our manufacturing system and implement those processes to drive operational efficiency. Our platform also allows us to leverage the combined engineering resources and product development resources from our broad network to bring new products, features and customer specific customization to market faster. Our business model makes us more desirable to our distribution channel partners as we are able to provide them with a full line of products to address our mutual customers' needs across a wider variety of price and product feature elements which gives dealers the opportunity to sell to a larger customer base and grow their sales and earnings.

Business Model Produces Attractive Financial Characteristics— Our core production processes are design, engineering, component integration and assembly in nature, creating a business model that includes a variable cost structure, low required levels of maintenance capital expenditures as a percentage of net sales, structural ability to drive attractive levels of return on invested capital and strong revenue visibility in certain product categories with longer backlogs. Based on our long-term historical results of operations, we estimate that across all three of our segments, approximately 81% of our cost of goods sold is comprised of direct materials (including chassis) and direct labor, which are typically variable in nature. Because these costs are associated with the specific production of our vehicles in each period, they are typically adjusted within a given period based on production levels in that period. Our remaining cost of goods sold is comprised of certain indirect labor and overhead costs which are fixed or semi-variable in nature because these costs are not linked to specific vehicle volumes in a given period. The time required to adjust these levels of spending is longer and management decisions regarding these costs are typically made based on longer term trends and forecasts. In addition, our selling, general and administrative expenses are primarily comprised of salaried payroll expenses which we structure around the level of demand in our markets and based on each business' sales distribution characteristics. Finally, certain of our businesses carry a relatively long-duration backlog which enables strong visibility into future net sales which can range from nine to eighteen months depending on the product and market. Where this backlog visibility exists, we are able to more effectively plan and predict our sales and production activity.

Experienced Consolidator with Proven Ability to Integrate Acquisitions—We have completed acquisitions across our Fire & Emergency, Commercial and Recreation segments and continue to actively consider future potential acquisitions that complement and expand our current product portfolio. Our scale and plant network, strong end market positions, extensive distribution networks, access to low cost capital and reputation as an active and effective strategic acquirer, position us favorably to continue to grow and enhance value through strategic acquisitions. The specialty vehicle market is highly fragmented with a large number of smaller producers, within our existing markets as well as in new markets where we believe there would be synergies with REV. We believe all these attributes position REV as an acquirer of choice in the specialty vehicles market.

Our Growth Strategies

We plan to continue pursuing several strategies to grow our earnings, expand our market share and further diversify our revenue stream, including:

Drive Margin Expansion Through Controllable Operational Initiatives— We are focused on driving operational improvement initiatives across the organization to increase net income, free cash flow, Adjusted Net Income and Adjusted EBITDA over the long term. We believe we have an improving enterprise-wide culture focused on continuous improvement, implementing measurable performance targets and sharing of best practices across the entire organization. We continuously strive to identify and act on additional profitability improvement initiatives in many of our business units.

Develop Innovative New Customer Offerings— Due to the specific customer requirements for our products, we are continually enhancing and customizing our product offerings by introducing new features to enhance customer utility across a variety of price points. We seek to expand our addressable market by developing innovative products and services that extend our market leading combination of features, performance, quality and price to new customer bases, new markets or new segments of existing markets. We believe our process of constant innovation will not only help us increase net sales but also achieve lower costs and generate higher margins as our new products are frequently designed to leverage existing procurement relationships and for ease of manufacturability. In addition, there are multiple natural product adjacencies where REV has valuable brand equity, leading technology and cost positions where we believe we can generate strong demand for new products.

Enhance Sales and Distribution Model— We believe that we are an attractive specialty vehicle OEM partner for dealers due to the breadth and quality of our product offerings, our brand recognition, our ability to produce products at varied price and feature points, as well as our aftermarket support capabilities. We intend to continue to leverage this strength to enhance our distribution network through selectively adding dealers in new territories, strengthening dealers in our existing network and expanding our direct sales and service capabilities in targeted markets. Our goal is to partner with the leading dealers in each market and to provide the necessary resources to ensure our partner dealers can best position REV products to compete successfully within their regions. We will also continue to optimize our go-to-market channel strategy (e.g., distribution or direct sale) based on the specific market dynamics and customer composition by region. We have historically focused on customers within the United States; however, we believe there is demand internationally for our products and may seek to expand our distribution globally.

Accelerate Aftermarket Growth— Our end users' large in-service fleets create strong demand for aftermarket parts in order to keep vehicles running and to support their residual value. We have ecommerce capabilities to provide our customers with real time data on parts availability and pricing for each of the vehicles we manufacturer.

Pursue Value Enhancing Acquisitions— We seek to pursue acquisitions which enhance our existing market positions, facilitate our entry to new product categories and/or markets and achieve our targeted financial returns. Given our leadership positions within our markets and our existing facility, service and distribution network, we believe we have many inherent advantages in making acquisitions and have demonstrated the ability to identify, execute and integrate acquisitions while realizing synergies. We believe that we have a clear acquisition strategy in place, targeting acquisitions with significant synergies to drive long-term value creation for shareholders. We will seek acquisitions of companies with strong brands and complementary products and distribution networks that align well with our aftermarket strategies and provide strong synergies with our existing business. In addition, we will target acquisitions which further diversify or broaden our product offerings and geographic reach, and simultaneously produce attractive financial returns.

Our Equity Sponsor

The Company's primary equity holders are funds and an investment vehicle associated with AIP CF IV, LLC, which the Company collectively refers to as "American Industrial Partners," "AIP" or "Sponsor" and which indirectly own approximately 46.5% of REV Group's voting equity as of October 31, 2022. AIP is an operations and engineering-focused private equity firm headquartered in New York, New York.

Distribution

We distribute either through our direct sales force or our well-established dealer network, consisting of approximately 530 dealers. Substantially all of our dealers are independently owned. Whether we sell directly to the customer or through a dealer depends largely on the product line, the customer base and applicable regulations. We provide our direct sales force representatives and dealers with training on the operation and specifications of our products. We strive to keep our direct sales force representatives and dealers up to date on our product offerings and new features as well as market trends. We believe our scale enables us to dedicate certain sales and marketing efforts to particular products, customers or geographic regions, which we believe enables us to develop expertise valued by our customers.

As one of the leaders in each of our markets, we believe our distribution network consists of many of the leading dealers within each segment. We believe our extensive dealer network has the ability to meet the needs of end customers with high to low value-added products, such as vehicles, equipment, components and parts and services, at a variety of price points and order sizes. As a result, most of our dealers have sold our products for over a decade and are serving a well-established installed base of end customers, creating cost advantages and entrenched positions due to customer loyalty. We also periodically assist our dealers in composing bid packages for larger opportunities that involve our product lines. We continue to grow and enhance our distribution network into underserved areas. In addition, we evaluate export opportunities from time to time in select international markets through our direct sales force and our established international dealerships and agents.

Fire & Emergency Segment

Our fire apparatus business partners with a combination of independent dealer networks and a direct sales force to sell our products. Our North American dealer network is comprised of 86 dealers in the United States and Canada. Globally, there are 30 international dealers. Additionally, we sell the Spartan cab chassis to approximately 36 OEM manufacturers. Dealers hold a leading position in their assigned territories, providing us with a significant competitive advantage. Brands in the fire segment participate in Government Services Agency ("GSA") Schedules Program and Defense Logistics Agency ("DLA") troop support.

We continue to expand our distribution network into new markets. We believe there are significant opportunities to grow our dealer footprint to serve these markets. Our new product and expanding dealer network in this area will continue to capture additional market share going forward.

We sell our ambulances through internal direct sales personnel as well as a select group of independent dealers in the United States. Our direct sales force is responsible for sales to key accounts that operate in multiple states or require a direct OEM relationship to service their business. Approximately 50 independent dealers provide full coverage of the U.S. domestic market and provide both sales and service to our customers. We believe our dealers hold the leading position in their assigned territories, providing us with a significant competitive advantage. In addition, we participate in GSA Schedules Program and we export to most of the international markets that participate in this program. These include countries in the Middle East, Latin America and the Caribbean basin.

Commercial Segment

We utilize dealer distribution in markets where a local, experienced dealer is available to sell and service our vehicles. Selling through a dealer can be more cost effective than utilizing direct sales personnel in some cases. As a result, we continually evaluate potential dealer relationships to determine if the addition of a dealer in a given region would be advantageous to net sales and our market share. In addition to our dealer network, we also utilize direct national accounts, such as transit agencies, school transportation contractors and rental car companies.

The Capacity brand utilizes a combination of a direct sales force, international agents and dealers to market its products worldwide. Capacity also utilizes an extensive network of dealers in the United States and Canada.

The LayMor brand is principally marketed in both commercial and rental markets through the manufacturer's representatives and distributors who are supported by our internal sales efforts with key customers, such as national equipment rental companies and government agencies. Our direct sales personnel work directly with national customers to ensure that LayMor equipment meets customers' specifications and is qualified for sale throughout their national network.

Recreation Segment

We sell our RV products through a national independent dealer network with internal sales personnel responsible for direct distribution engagement with these dealers. RV purchases are sensitive to wholesale and retail financing, consumer confidence and disposable income, making them discretionary products. The largest RV buying group is people between the ages of 35 and 54, with an average age of all RV owners of 45, according to the RVIA. Many buyers of RVs are brand loyal, repeat purchasers who make decisions based on brand, product configuration (primarily floor plan design, features and product styling), service and price. This buying group is expected to grow as the wealthy baby boomer generation continues to age. For many of these buyers, a motor home purchase is the second biggest purchase in their lifetime; therefore, the shopping timeline is longer than other consumer purchases. The buying process normally starts with online searches, followed by show visits and eventually a dealership visit for the purchase.

Manufacturing and Service Capabilities

We currently operate 18 manufacturing facilities, 6 RTCs and 2 aftermarket parts warehouses across the United States with approximately 5.0 million square feet of manufacturing and service space. Our products within each of our segments and across the enterprise share a centralized sourcing model and employ certain common engineering and manufacturing processes. Through our manufacturing infrastructure, we leverage our capabilities and scale in procurement, new product development, design, assembly and painting processes. We also leverage best practices in quality control and worker safety across our segments.

We strive to instill a manufacturing culture of continuous improvement through our proprietary REV Business System and other initiatives. Many of our direct labor employees are taught lean manufacturing principles or other operational best practices to improve the efficiency of their production processes and enhance their employment experience. The commonality and scale of the REV Drive Business System across all of our factories in the areas of chassis production/preparation, product assembly and flow processes and "body" and apparatus design and manufacturing allows us to share efficiency and operational best practices across our segments.

Our RTC footprint is strategically placed throughout the United States and our locations are staffed with technicians and customer service representatives to support our approximately 205,000 installed base of vehicles. Our RTCs complement our dealer network to provide our end users with the parts and service that they need to keep their fleets operating and to meet the demand of their customers. The services that we provide at our RTC locations include normal maintenance and service activities, damage repair and rebuilding services. Rebuilding services include manufacturer certified repair and apparatus remounting processes that can extend the life of a vehicle and reduce the total cost of ownership for our end users.

Engineering, Research and Development

We believe our engineering, research and development ("R&D") capabilities are essential to ensure we remain competitive in the markets in which we operate. We continue to engage in new product development, enhancement and testing to improve both existing products and the development of new vehicles and components.

Virtually all of our vehicle sales require some level of custom engineering to meet customer specifications and evolving industry standards. In the Fire & Emergency segment, engineering and development activities include the design and production of customized equipment to meet the specific needs and applications of our customers. In the Commercial segment, the design and functionality of our buses and specialty equipment is constantly updated to improve passenger safety, functionality, access and comfort. In the Recreation segment, overall design, floorplan layout, functionality and amenities require frequent updating to address changes in consumer preferences and to enhance our existing product offerings.

The Company has focused on accelerating the adoption of alternative energy by creating cost-effective, innovative solutions for the markets we serve. In the Fire & Emergency segment, the Company has developed an electric fire apparatus and type II ambulance. In the Commercial segment, the Company has developed an electric Type A Bus, and an electric municipal transit bus, a compressed natural gas municipal transit bus, a hydrogen municipal transit bus and an electric and hydrogen fuel cell terminal truck.

R&D costs are expensed as incurred and included as part of operating expenses in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). The Company's R&D costs include only those incurred for the design of a new vehicle platform that is made commercially available to a broad portion of our end markets. Our R&D expenses do not include the costs to design and develop specific customized products to individual customers or end users. These costs are included as normal production costs associated with the sale of the specific product for which they were incurred. R&D costs totaled $4.2 million, $4.4 million and $5.8 million for fiscal years 2022, 2021 and 2020, respectively.

Suppliers and Materials

In fiscal year 2022, we purchased $1.62 billion of chassis, direct materials and other components from outside suppliers. The largest component of these purchases was for vehicle chassis, representing approximately 25% of the total purchase amount. These chassis are sourced from major automotive manufacturers, including Ford, Freightliner, General Motors, Mercedes, and other original equipment manufacturers ("OEMs"). These OEMs provide us with standardized, mass-produced chassis models, which we then convert for our customers under approved "authorized converter" agreements with the OEMs. We have tailored our products and processes to the specifications of these OEM agreements and have built customer expectations and planning around these designs. Therefore, we are reliant on a consistent supply of chassis and the maintenance of our status as "approved converters" in order to maintain our sales.

We also purchase and utilize other materials in our production processes including: steel and aluminum in our apparatus and passenger compartment manufacturing, engines and drivetrain (transmissions, axles) components for our manufactured chassis in the transit bus, RV, fire apparatus and terminal truck businesses, lighting packages for our emergency and school bus products and HVAC systems and parts, seats and seatbelts, doors, lifts, electrical switches and components, hydraulic components and miscellaneous hardware. We also purchase materials that contain or are composed of certain raw or base materials such as paint, fiberglass parts and chassis body components, wood and wood parts, brass and certain other petroleum-based resins such as plastic.

We utilize a centralized sourcing model that includes a dedicated team of procurement professionals to complement our segment sourcing teams so that we can coordinate and leverage our purchases across a diverse supplier base. Our centralized sourcing model leverages our growing scale within our markets to achieve competitive pricing and ensure availability. Furthermore, we have historically integrated our acquired companies into our centralized sourcing model to lower their costs. We do not typically enter into sourcing arrangements that are more than 24 to 36 months in duration and we do not undertake defined purchase agreements requiring fixed commitments or "take or pay" requirements with our vendors.

We strive to maintain strong and collaborative relationships with our suppliers and believe that the sources for these inputs are well-established, generally available on world markets and are in sufficient quantity, other than chassis, wire harnesses and micro-chips, such that we would expect to avoid disruption to our businesses if we encountered an interruption from one of our key suppliers.

Intellectual Property

Patents and other proprietary rights are important to our business and can provide us with a competitive advantage. We also rely on trade secrets, design and manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We periodically review third-party proprietary rights, including patents and patent applications, in an effort to avoid infringement on third-party proprietary rights and protect our own, identify licensing or partnership opportunities and monitor the intellectual property claims of others.

We own a portfolio of intellectual property, including approximately 50 patents, 12 pending patent applications, confidential technical information and technological expertise in manufacturing specialty vehicles. We also own approximately 189 registered trademarks in the United States for certain trade names and important products. Due to the markets in which we operate, we believe that our trade names are the most valuable component of our intellectual property. We believe that our intellectual property rights, confidentiality procedures and contractual provisions are adequate for our business and have an active program to maintain these rights. Our well-respected and widely recognized proprietary trade names include: E-ONE, KME, Ferrara, Spartan, Smeal, Ladder Tower Company, Wheeled Coach, AEV, Horton, Leader, Collins, Magellan ENC, Capacity, LayMor, Fleetwood RV, Monaco, American Coach, Holiday Rambler, Renegade, Midwest and Lance.

While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position is dependent primarily on our patents or trademarks or that our operations are dependent upon any single patent or group of related patents to manufacture our products. We nevertheless face intellectual property-related risks. For more information on these risks, see "Item 1A. Risk Factors—Risks Relating to Our Business—Intellectual property risks or failure to maintain the strength and value of our brands may adversely affect our business and may dilute our competitive advantage."

Environmental, Health and Safety Laws and Regulations

Our ongoing global operations are subject to a wide range of federal, state, local and foreign environmental, health and safety laws and regulations. These laws and regulations relate to water discharges, air emissions, the generation, storage, handling, use, release, disposal and transportation of hazardous materials and wastes, environmental cleanup, the health and safety of our employees and the fuel economy and emissions of the vehicles we manufacture. Certain of our operations require environmental, health and safety permits or other approvals from governmental authorities, and certain of these permits and approvals are subject to expiration, denial, revocation or modification under various circumstances. Compliance with these laws, regulations, permits and approvals is a significant factor in our business. We have expended resources, both financial and managerial, to comply with environmental laws and worker safety laws and maintain procedures designed to foster and ensure compliance, and we are committed to protecting our employees and the environment against the risks associated with these substances. However, our failure to comply with applicable environmental, health and safety laws and regulations or permit or approval requirements could result in substantial liabilities or civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions, as well as business disruptions, which could have a material adverse effect on our business, financial condition and operating results.

In addition, we may be responsible under environmental laws and regulations for the investigation, remediation and monitoring, as well as associated costs, expenses and third-party damages, including tort liability and natural resource damages, relating to past or present releases of hazardous substances on or from our properties or the properties of our predecessor companies, or third-party sites to which we or our predecessor companies have sent hazardous waste for disposal or treatment. Liability under these laws may be imposed without regard to fault and may be joint and several. For example, in April 2012, we received a request for information from the EPA regarding the contamination of soil and groundwater at the San Fernando Valley Area 2 Superfund Site (the "San Fernando Site"). This site is regional in scale, encompasses large portions of the Los Angeles area, and potentially involves many persons (known as "potentially responsible parties" or "PRPs"). The EPA has overseen investigative and remedial activities at the San Fernando Site for many years. Historically, the agency has focused on volatile organic compound ("VOC") contamination. More recently, the EPA identified chromium as a contaminant of concern at the San Fernando Site, and we believe it was in that connection that the EPA sent us a request for information regarding whether a prior owner or operator of a facility located within the boundary of the San Fernando Site is a predecessor company to us (although we do not currently operate a facility in such area). The precise nature and extent of VOC and chromium contamination at the San Fernando Site, the nature and cost of any remedial actions that the EPA may require in connection with such contamination, the number and identity of PRPs that might share in responsibility for the VOC and chromium contamination, and whether the Company will become involved as a PRP are not known at this time. If we were to become involved as a PRP at the San Fernando Site, we could be compelled to contribute to the cost of investigations and remediation at the site. We are unable to estimate the potential impact of this liability at this time, and our ability to collect on our insurance policies for remediation costs or damages in connection with any claims relating to the San Fernando Site is unknown at this time. This liability would be allocated among us and other PRPs that are solvent. See "Item 1A. Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters—Our operations and the industries in which we operate are subject to environmental, health and safety laws and regulations, and we may face significant costs or liabilities associated with environmental, health and safety matters."

Competition

The markets in which we participate are highly competitive. We compete with both divisions of large, diversified companies as well as private and public companies. Several of our competitors may have more financial resources than us but we have also been increasing the scope and scale of the products we produce and the markets we serve. We believe that through this growth we are developing a relatively scaled business across all three of our segments, which creates a competitive advantage against a large portion of our competition and makes us more relevant compared to our larger competitors. We believe that we have been able to effectively compete on the basis of product quality and reliability, total cost of ownership, breadth of product offerings, manufacturing capability and flexibility, client-specific customization, price, technical capability, product innovation, customer service and delivery times. The combination of our products, aftermarket support and large installed base of vehicles provides us with a competitive advantage across our end markets.

In the Fire & Emergency segment, our competition includes Pierce Manufacturing (Oshkosh Corp.), Rosenbauer International, Demers Braun Crestline, FWD Seagrave and Life Line Emergency Vehicles, among others. In the Commercial segment, our competition includes, New Flyer Industries, Inc., Thomas Bus (Daimler), Blue Bird Corporation, Gillig, IIC Bus (TRATON), TICO, Kalmar (Cargotec) and Nova Bus (Volvo), among others. In the Recreation segment, our competition includes Thor Industries, Inc., Winnebago Industries, Inc., Forest River, and Tiffin Motorhomes, Inc., among others.

Employees

As of October 31, 2022, we had approximately 6,873 employees, temporary workers and contractors. Our employees are not currently represented by a labor union or collective bargaining agreement. We believe that our relationship with our employees is good.

Human Capital Management

Oversight & Management

We believe our success depends on the strength of our workforce. We employ approximately 6,695 employees, excluding temporary workers and contractors, approximately 80% of whom work in production roles. REV's leadership team and Chief Human Resources Officer ("CHRO") are responsible for developing and executing our human capital strategy. This includes the acquisition, development, and retention of talent to deliver on the Company's strategy as well as the design of employee compensation and benefits programs. The CHRO and the Chief Executive Officer ("CEO") regularly update our board of directors on the operation and status of these human capital activities. Key areas of focus include:

- Training & Development – We are committed to the continued development of our people. Strategic talent reviews occur annually across all operational business units and corporate functions. The CEO and CHRO convene meetings with senior company leadership to review talent data and plan development actions for top enterprise talent. We also provide technical, professional and leadership training to a broad range of employees through several learning formats. For example, we partner with local educational institutions and trade skills organizations to prepare workers with on-the-job technical training. Employees can also access a rotating catalog of online professional skills learning through our Learning Management System (LMS). Among our leadership development efforts, we provide instructor-led, leadership skills training to all supervisors.

- Engagement – Currently, none of our employees are represented under collective bargaining agreements and we enjoy generally favorable employee relations. To fully understand and drive greater employee engagement and retention, we sponsor structured, employee Roundtable discussions at all business units. Employee concerns are documented, shared with senior leadership and actions are taken to address the areas of concern. Roundtable outcomes and actions are posted within the facility for employees to review. Roundtables are held at least quarterly at all business units and monthly at some locations.

- Commitment to Diversity and Inclusion - Women make up 21% of our workforce (approximately 1,340) and ethnic/racial minorities make up 36% of our workforce (approximately 2,400) who have chosen to identify their ethnicity / race. We are improving diversity, equity, and inclusion ("DEI") by living our core values, including supporting and building diversity in our teams, respecting alternative perspectives and being accountable to each other to fulfill our goals. Our companywide Code of Conduct supports this objective and in 2022 we trained all employees on Anti-Harassment/Anti-Discrimination and supervisors on Appreciating Differences as part of their leadership skills training. We expect our newly created companywide intranet to become a mechanism for growing diversity awareness in our workforce as well, including spotlights on diverse group recognition months (e.g., African American, Hispanic Heritage, etc.)

- Health and Safety – Our Health and Safety Management System is a consistent and standard approach to impact the work environment and culture at each REV business unit. The system is guided by an executive committee that provides focus and priority to compliance and industry best practices that protect our employees while performing work within our operations. Each business unit is responsible for evaluating their unique operations and applying the defined controls to engage employees and manage injury risk. We use leading and lagging metrics to monitor our performance and effectiveness across our operations and individual business units.

   Like many companies, the COVID-19 pandemic has been especially challenging as we focused our health and safety efforts on protecting our employees and families from potential virus exposure while continuing to support our key customers in emergency response and other critical infrastructure operations. Since the beginning of the pandemic, we have developed plans and taken focused actions aligned with the Centers for Disease Control and Prevention to protect, manage, and communicate with our workforce to contain the impacts of the virus.

Corporate Information

REV Group, Inc. is a corporation organized under the laws of the state of Delaware. Our principal executive offices are located at 245 South Executive Drive, Suite 100, Brookfield, Wisconsin 53005. Our telephone number at that address is (414) 290-0190. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports available through our website, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. Our website address is www.revgroup.com. The information on, or that can be accessed through, our website is not part of this Annual Report on Form 10-K, and you should not rely on any such information in making the decision whether to purchase shares of our common stock.

Item 1A. Risk Factors.

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, prospects, operating results and financial condition could suffer materially, the trading price of shares of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to Our Business

The COVID-19 pandemic has impacted, and could in the future materially and adversely affect, our business.

The novel strain of the coronavirus identified in China in late 2019 (COVID-19) has impacted and is expected to continue to impact our operations, and the full nature and extent of the impact is highly uncertain and may be beyond our control. Among other things, uncertainties relating to COVID-19 include the duration of the outbreak, the emergence of new variants of the virus, the effectiveness and availability of vaccines, the severity of the virus and the actions, or perception of actions, that may be taken to contain or treat its impact, by governments and others, including declarations of states of emergency, business closures, manufacturing restrictions and a prolonged period of travel, commercial and/or other similar restrictions and limitations. While many of the actions implemented to mitigate the spread of COVID-19 have been rolled back in certain markets, and the spread of COVID-19 currently appears to be decreasing in the United States, the effects of the pandemic are uncertain and expected to continue to impact our business.

As a result of COVID-19 and the measures implemented that are designed to contain its spread, our customers have been and could continue to be negatively impacted, resulting in a disruption in demand which could negatively impact our sales and have a material adverse effect on our business, results of operations and financial condition. Similarly, as a result of COVID-19 and measures implemented that are designed to contain its spread, our suppliers may not have the materials, capacity, or capability to enable the manufacture of our products according to our schedule and specifications. For example, from time to time during the pandemic, we have experienced delays in the supply of certain components for our vehicles. Because of impacts to suppliers' operations, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers, each of which would affect our results of operations.

The COVID-19 pandemic has also disrupted our internal operations, including by heightening the risk that a significant portion of our workforce will suffer illness or otherwise not be permitted or be unable to work and exposing us to cyber and other risks associated with a large number of our employees working remotely. Certain facilities have experienced shutdowns extending for multiple production days consistent with our mitigation protocols to test the full facility workforce for COVID-19 and complete the appropriate cleaning process. We cannot predict whether our facilities will experience additional disruptions or more significant or frequent disruptions in the future.

In addition, the COVID-19 pandemic has led to disruption and volatility in the global capital markets, which could impact our capital resources and liquidity in the future.

Further, if our operations, employees, suppliers or customers are adversely impacted by COVID-19, including individual infections leading to injury or death, or the inability for us to meet our contractual obligations, then we may be exposed to reputational, competitive, operational, financial and business harm as well as litigation and regulatory action. The costs and operational consequences of responding to the above items could be significant and could adversely impact our results.

The impact of the COVID-19 pandemic continues to evolve and its duration and ultimate disruption to our customers and to our supply chain, and related financial impact to us, cannot be estimated at this time. Should such disruption continue for an extended period of time, the impact could have a more severe adverse effect on our business, results of operations and financial condition. Additionally, weaker economic conditions generally could result in impairment in value of our tangible or intangible assets, or our ability to raise additional capital, if needed.

Our business is affected by economic factors and adverse developments in economic conditions which could have an adverse effect on the demand for our products and the results of our operations.

Our business is impacted by the U.S. economic environment, employment levels, consumer confidence, changes in interest rates and instability in securities markets around the world, among other factors. In particular, changes in the U.S. economic climate could result in reduced demand in key end markets. RV purchases are discretionary in nature and therefore sensitive to wholesale and retail financing, consumer confidence, unemployment levels, disposable income and changing levels of consumer home equity. These factors result in RVs being discretionary purchases. For example, the 2008 recession caused consumers to reduce their discretionary spending, which negatively affected our sales volumes for RVs. Terminal truck sales volumes are also impacted by economic conditions, global trade, changes in supply chain management and industrial output, as these factors impact our end-market customers for these products, which include shipping ports, trucking/distribution hubs and rail terminal operators. RV and terminal truck sales are affected by U.S. and global general economic conditions, which create risks that future economic downturns will reduce consumer demand and negatively impact our sales.

While less economically sensitive than the Recreation segment and our Terminal Truck business, our Fire & Emergency segment and the remainder of our Commercial segment are also impacted by the overall economic environment. Local tax revenues are an important source of funding for fire and emergency response departments. For example, reduced municipal tax revenues resulting from the 2008 recession led to a decline in these markets. As fire and emergency apparatus and school and transit buses are typically a larger cost item for municipalities and their service life is very long, their purchase is more deferrable. This can result in cyclicality in certain of our end markets, which in turn may result in fluctuations in our sales and results of operations.

A decrease in employment levels, consumer confidence or the availability of financing, other adverse economic events, or the failure of actual demand for our products to meet our estimates, could negatively affect the demand for our products. Any decline in overall customer demand in markets in which we operate could have a material adverse effect on our operating performance.

Increased economic and political instability, including as a result of the conflict between Russia and Ukraine, may adversely affect our business, financial condition, and results of operations.

In late February 2022, Russia launched a military attack on Ukraine. In response, many countries have imposed sanctions against Russian businesses and citizens. This conflict has also resulted in significant volatility and disruptions to the global markets. It is not possible to predict the short- or long-term implications of this conflict, which could include but are not limited to further sanctions, uncertainty about economic and political stability, increases in inflation rates and energy prices, supply chain challenges and adverse effects on currency exchange rates and financial markets. In addition, the U.S. government has reported that U.S. sanctions against Russia in response to the conflict could lead to an increased threat of cyberattacks (including increased risk of data breach and other threats from ransomware, destructive malware, distributed denial-of-service attacks, as well as fraud, spam, and fake accounts, or other illegal activity conducted generally by bad actors seeking to take advantage of us, our partners or end-customers) against U.S. companies. These increased threats could pose risks to the security of our information technology systems, our network and our product offerings and/or service offerings for our products, as well as the confidentiality, availability and integrity of our data.

Although we do not have operations outside the United States, we may experience indirect impacts to our operations, such as supply chain disruptions, due to our relationships with suppliers in both of these countries. The potentially destabilizing effects of the Russia and Ukraine conflict or the potential for a larger conflict could have other effects on our business.

A disruption, termination or alteration of the supply of vehicle chassis or other critical components from third-party suppliers could materially adversely affect the sales of our products.

Our sales and our manufacturing processes depend on the supply of manufactured vehicle chassis and other critical components such as engines, transmissions, wire harnesses and axles from major auto manufacturers and other OEMs, including Allison Transmission, Chrysler, Cummins, Daimler, Ford, Freightliner, Meritor, General Motors, Navistar and Volvo, among others. For the standardized, mass-produced chassis models, we convert the chassis for our customers under approved "authorized converter" agreements with the OEMs. We have tailored our products and processes to the specifications of these OEM agreements and have built customer expectations and planning around these designs. We are therefore reliant on a consistent supply of chassis and the maintenance of our status as "approved converters" in order to maintain our sales. If these manufacturers experience production delays, we may receive a lower allocation of chassis than anticipated, or if the quality or design of their chassis changes, or if these manufacturers implement recalls, we could incur significant costs or disruptions to our business, which could have a material adverse effect on our net sales, financial condition, profitability and/or cash flows. At various times, we may carry increased inventory to protect against these concerns, which may negatively impact our results of operations.

We purchase a significant number of components from domestic suppliers. To the extent tariffs increase the price of imported products, the industry may move more component orders to domestic suppliers, which could strain the capacity of our suppliers, putting the normal, uninterrupted supply of components at risk. In addition, our suppliers may experience operational delays or disruptions, including as a result of the outbreak of epidemics or other public health crises, which could in turn affect our manufacturing processes and sales. For example, we have experienced delays in the supply of certain components for our vehicles as a result of the ongoing outbreak of COVID-19 and the restrictive measures put in place in response to the outbreak. Should these delays continue, or should our supply of such components be interrupted, our business and results of operations may be adversely affected. Additionally, certain important components that we use in our vehicles, such as engines and transmissions, are produced by a limited number of qualified suppliers or we may have a single supplier sourcing a specific component, and any disruption in their supply of such components to us would have a negative impact on our business.

Volatility in the financial markets generally, and in the truck and automotive sectors in particular, could impact the financial viability of certain of our key third-party suppliers, or could cause them to exit certain business lines, or change the terms on which they are willing to provide products. For example, during the electronic chip shortages in 2022, many vehicle manufacturers, including Ford and General Motors, idled factories and reduced their output of vehicle chassis. During 2018 and 2019, many of our vehicle manufacturers encountered production issues and delivery delays due to factors which included a vendor factory fire, new plant location inefficiencies, unplanned work stoppages and indirect impacts from the implementation of tariffs. A recurrence of either of these events or another similar development could lead to difficulties in meeting our customers' demands and reduce our overall sales volume. Further, any changes in quality or design, capacity limitations, shortages of raw materials or other problems could result in shortages or delays in the supply of vehicle chassis or components to us. Our business, operating results and financial condition could suffer if our suppliers reduce output or introduce new chassis models that are unpopular with our customers or are incompatible with our current product designs or production process.

We face intense competition in our markets, which may harm our financial performance and growth prospects.

We operate in a highly competitive environment in each of the markets we serve and we face competition in each of our product segments from numerous competitors. We compete principally on the basis of client-specific customization, product quality and reliability, breadth of product offering, manufacturing capability and flexibility, technical capability, product innovation, customer service, after-sales support, delivery times and price. Certain of our competitors are smaller companies which may have lower operating costs and greater operational flexibility, and may have focus on regional markets where they have competitive advantages of proximity and relationships with local municipalities or other regional customers. Other of our competitors are large, well-established companies with capacity, financial and other resources that may be in excess of ours. Additionally, companies that are not currently competitors but that are involved in the specialty vehicle market (such as a supplier) or that operate in an adjacent market (such as a producer of mainstream cars and trucks) could choose to enter the specialty vehicle market.

Our profitability is sensitive to changes in the balance between supply and demand in the specialty vehicle market. Competitors having lower operating costs or labor costs than we do will have a competitive advantage over us with respect to products that are particularly price-sensitive. New manufacturing facilities may be built or idle production lines may be activated. Additionally, imbalances in the regional supply and demand for our products could result in increased competition in the markets in which we compete.

We may also face competition from companies developing zero-emissions specialty vehicles or other technologies to minimize emissions. Competition from these companies could make our specialty vehicles less desirable in the market place.

As a result of the foregoing factors, we may lose customers or be forced to reduce prices, which could have a material adverse effect on our business, financial condition and operating results.

Increases in the price of commodities could impact the cost or price of our products, which could impact our ability to sustain and grow earnings.

Our manufacturing processes consume significant amounts of raw materials, the costs of which are subject to worldwide supply and demand factors, as well as other factors beyond our control, including continuing inflation. Raw material price fluctuations may adversely affect our results. We purchase, directly and indirectly through component purchases, significant amounts of aluminum, steel, plastics and other resins, brass and fiberglass products as well as other commodity-sensitive raw materials annually. In particular, in past years, steel and aluminum prices have experienced volatility which has been unforeseen and unexpected. Further, tariffs enacted or proposed by the U.S. government, or retaliatory tariffs, could further increase the price of components imported from international suppliers, and lift prices of certain commodities generally regardless of origin. Although we at times purchase steel, aluminum and other raw materials up to 24 months in advance in order to provide certainty regarding portions of our pricing and supply, for the majority of our raw material purchases we do not typically enter into any fixed-price contracts and may not be able to accurately anticipate future raw material prices for those inputs, including the impacts of inflation. Commodity pricing has fluctuated significantly over the past few years and may continue to do so in the future. Such fluctuations could have a material effect on our results of operations, balance sheets and cash flows and impact the comparability of our results between financial periods.

A failure of a key information technology system or a breach of our information security could adversely impact our ability to conduct business.

We rely extensively on information technology systems in order to conduct business, including some that are managed by third-party service providers. These systems include, but are not limited to, programs and processes relating to internal and external communications, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, and complying with regulatory, legal or tax requirements. These information technology systems could be damaged or cease to function properly due to the poor performance or failure of third-party service providers, catastrophic events, power outages, network outages, failed upgrades or other similar events. If our business continuity plans do not effectively resolve such issues on a timely basis, we may suffer interruptions in conducting our business which may adversely impact our operating results.

Periodically, we also need to upgrade our information technology systems or adopt new technologies. If such a new system or technology does not function properly or otherwise exposes us to increased cybersecurity breaches and failures, or if such a system is not implemented effectively, it could affect our ability to report accurate, timely and consistent financial results; our ability to purchase raw material from and pay our suppliers; and/or our ability to deliver products to customers on a timely basis and to collect our receivables from them.

Further, if the information technology systems, networks or service providers we rely upon fail to function properly or cause operational outages or aberrations, or if we or one of our third-party providers suffer significant unavailability of key operations, or inadvertent disclosure of, lack of integrity of, or loss of our sensitive business or stakeholder information, due to any number of causes, ranging from catastrophic events or power outages to improper data handling, security incidents or employee error or malfeasance, and our business continuity plans do not effectively address these failures on a timely basis, we may be exposed to reputational, competitive, operational, financial and business harm as well as litigation and regulatory action. The costs and operational consequences of responding to the above items and implementing remediation measures could be significant and could adversely impact our results.

Further, our systems and networks, as well as those of our dealers, customers, suppliers, service providers, and banks, may become the target of advanced cyber-attacks or information security breaches which will pose a risk to the security of our services, systems, networks and supply chain, as well as to the confidentiality, availability and integrity of data of our Company, employees, customers or consumers, as well as disrupt our operations or damage our facilities or those of third parties. We assess potential threats and vulnerabilities and make investments seeking to address them, including ongoing monitoring and updating of networks and systems, increasing specialized information security skills, deploying employee security training, and updating security policies for our company and our third-party providers. However, because the techniques, tools and tactics used in cyber-attacks frequently change and may be difficult to detect for periods of time, we may face difficulties in anticipating and implementing adequate preventative measures or fully mitigating harms after such an attack. As a result, a cyber-attack could negatively impact our net sales and increase our operating and capital costs. In addition, our employees frequently access our suppliers' and customers' systems and we may be liable if our employees are the source of any breaches in these third-party systems. It could also damage our reputation with retailer customers and consumers and diminish the strength and reputation of our brands or require us to pay monetary penalties.

Our business depends on the performance of dealers, including the availability and terms of financing to dealers, and disruptions within our dealer network could have a negative effect on our business.

We rely to a significant extent on our independent dealer networks to sell our products to end customers. We estimate that we distribute approximately 74% of our products through a system of independent, authorized dealers, many of whom sell products from competing manufacturers. Our business is therefore affected by our ability to establish new relationships and maintain relationships with existing dealers. The geographic coverage of our dealers and their individual business conditions can affect the ability of our dealers to sell our products to customers. In a number of markets, there is a lack of exclusivity with dealers, which may decrease our bargaining leverage. In addition, recent consolidation of dealers, as well as the growth of larger, multi-location dealers, may result in increased bargaining power on the part of dealers, which could have a material adverse effect on our business.

Our dealer agreements are typically for a multi-year term; however, the dealer can typically cancel the agreement for convenience without penalty upon 90 days' notice. We can provide no assurance that we will be able to renew our dealer agreements on favorable terms, or at all, at their scheduled expiration dates. Some of our dealer agreements include guarantees, which could have a negative impact on the financial performance of our Company if we are required to fulfill them. In addition, laws in many of the states in which we operate make it difficult for us to terminate dealer agreements, which may make it difficult for us to optimize our dealer network. No dealer or customer represented more than 5% of our annual revenue for fiscal year 2022, but there may continue to be consolidation and changes in the dealership landscape over time. If we are unable to renew a contract with one or more of our significant dealers or re-negotiate an agreement under more advantageous terms, our sales and results of operations could be adversely affected.

Our business is also affected by the availability and terms of financing to dealers and retail purchasers. Many of our dealers finance their purchases of inventory with financing provided by lending institutions. A decrease in the availability of financing, more restrictive lending practices or an increase in the cost of such wholesale financing can prevent dealers from carrying adequate levels of inventory, which limits product offerings available to the end customer and could lead to reduced sales of our products. A small number of financial institutions provide the majority of our dealers' total financed vehicles outstanding in a floor plan financing program at any point in time. Substantial increases in interest rates and decreases in the general availability of credit have in the past had an adverse impact upon our business and results of operations and may do so again in the future. Further, a decrease in availability of consumer credit resulting from unfavorable economic conditions, or an increase in the cost of consumer credit, may cause consumers to reduce discretionary spending which could, in turn, reduce demand for our products and negatively affect our sales and profitability.

In addition, early in fiscal year 2016 we began assisting dealers and retail customers with arranging their financing with third parties for purchases of our products. Although we currently assume mostly off-balance sheet financing risk and receive only a minimal arrangement fee, we could be materially adversely affected in the future if third-party financiers were unable to provide this financing to our customers and our dealers were unable to obtain alternate financing, at least until our customers were able to find a replacement financing source. Third-party financiers face a number of business, economic and financial risks that could impair their access to capital and negatively affect their ability to provide financing solutions for our dealers and customers. Because third-party financiers serve as an additional source of financing options for dealers and customers, an impairment of their ability to provide such financial services could negatively affect our future sales and therefore our profitability and financial condition.

Our ability to execute our strategy is dependent upon our ability to attract, train and retain qualified personnel including our ability to retain and attract senior management and key employees, and our ability to address workforce issues.

Our continued success depends, in part, on our ability to identify, attract, motivate, train and retain qualified personnel in key functions and geographic areas, including the members of our senior management team. In particular, we are dependent on our ability to identify, attract, motivate, train and retain qualified engineers and skilled labor with the requisite education, background and industry experience to assist in the development, enhancement, introduction and manufacture of our products and technology solutions.

Failure to attract, train and retain qualified personnel, whether as a result of an insufficient number of qualified local residents or the allocation of inadequate resources to training, integration and retention, could impair our ability to execute our business strategy and could have an adverse effect on our business prospects. Our success also depends to a large extent upon our ability to attract and retain key executives. These employees have extensive experience in our markets and are familiar with our business, systems and processes. The loss of the services of one or more of these key employees could have an adverse effect, at least in the short to medium term, on significant aspects of our business, including the ability to manage our business effectively and the successful execution of our strategies. If certain of these employees decide to leave us, we could incur disruptions to the completion of certain initiatives and we could incur significant costs in hiring, training, developing and retaining their replacements.

We cannot be assured that our relations with our workforce will remain positive. From time to time, union organizers actively work to organize employees at some of our facilities. If union representation is implemented at such sites and we are unable to agree with the union on reasonable employment terms, including wages, benefits, and work rules, we could experience a significant disruption of our operations and incur higher ongoing labor costs. Further, if a location does experience organizing activity, our management and other personnel need to divert attention from operational and other business matters to devote substantial time to managing such activity.

We may discover defects in our vehicles potentially resulting in delaying new model launches, recall campaigns or increased warranty costs.

Meeting or exceeding many government-mandated safety standards is costly and often technologically challenging, especially where one or more government-mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with relevant safety standards. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a delay in the launch of a new model, recalls of existing models or a significant increase in warranty claims, the costs of which could be substantial. Additionally, the vehicles we manufacture for sale are subject to strict contractually established specifications using complex manufacturing processes. If we fail to meet the contractual requirements for a vehicle or a part, we may be subject to warranty costs to repair or replace the part itself and additional costs related to the investigation and inspection of non-complying parts. These potential warranty and repair and replacement costs are generally not covered by our insurance. We establish warranty reserves that represent our estimate of the costs we expect to incur to fulfill our warranty obligations. We base our estimate for warranty reserves on our historical experience and other related assumptions. If actual results materially differ from these estimates, our results of operations could be materially affected.

In addition, we may not be able to enforce warranties and extended warranties received or purchased from our suppliers if such suppliers refuse to honor such warranties or go out of business. Also, a customer may choose to pursue remedies directly under its contract with us over enforcing such supplier warranties. In such a case, we may not be able to recover our losses from the supplier.

Cancellations, reductions or delays in customer orders, customer breaches of purchase agreements, or reduction in expected backlog may adversely affect our results of operations.

We provide products to our customers for which we are customarily not paid in advance. We rely on the creditworthiness of our customers to collect on our receivables from them in a timely manner after we have billed for products previously provided. While we generally provide products pursuant to a written contract which determines the terms and conditions of payment to us by our customers, occasionally customers may dispute an invoice and delay, contest or not pay our receivable. Further, in connection with dealers' wholesale floor-plan vehicle financing programs, we enter into repurchase agreements with certain lending institutions, customary in the industries in which we operate, which may require us to repurchase previously sold vehicles. Although our exposure under these agreements is limited by the expected resale value of the inventory we may repurchase, we may receive less than anticipated on such resale and would collect payment on such resale later than originally expected. Our failure to collect our receivables or to resell and collect on repurchased vehicles on a timely basis could adversely affect our cash flows and results of operations and, in certain cases, could cause us to fail to comply with the financial covenants under our 2021 ABL Facility or other outstanding debt.

We typically have backlog due to the nature of our production and sales process, and our financial results are affected if any backlog is deferred or canceled. Backlog represents the amount of sales that we expect to derive from signed contracts, including purchase orders and oral contracts that have been subsequently memorialized in writing. When a binding sale contract has been signed with a customer, the purchase price of the vehicle is included in backlog until it is completed, shipped and the revenue is recognized. When we sign a contract giving a potential purchaser an option to purchase a vehicle which only becomes binding on a non-refundable payment or a subsequent firm purchase order, we do not include the purchase price of the vehicle in backlog until the non-refundable payment has been made or the subsequent purchase order is formalized and the contract is a binding purchase contract. A customer may default on a purchase contract that has become binding, and we may not be able to convert sales contract backlog into sales. As a result, our estimates of backlog for some of our contracts could be affected by variables beyond our control and may not be entirely realized, if at all. In addition, given the nature of our customers and our markets, there is a risk that some amount of our backlog may not be fully realized in the future. Failure to realize sales from our existing or future backlog would negatively impact our financial results.

From time to time, we enter into large, multi-year contracts with federal and local government bodies. Due to the size of the contracts, there are often stringent approval processes that must be completed before the contract is finalized. As a result, until these contracts are finalized, there can be no assurance regarding the timing of our commencing work on any such contract, or the ultimate revenue that we may recognize under any such contract. At any time, a portion of our backlog can include orders placed by federal, state and municipal government bodies. There is no certainty that these customers will have adequate tax revenues or will allocate available funds to the purchase of our vehicles in the future. In addition, future governmental tax revenues may be negatively impacted as a result of the COVID-19 pandemic or general economic recession and therefore may result in lower future vehicle order rates than expected or experienced in prior periods resulting in lower backlogs.

In addition, as a result of firm purchase orders from our customers, we enter into agreements to produce and sell vehicles at a specified price with certain adjustments for changes and options based upon our estimation of the cost to produce and the timing of delivery. Due to the nature of these product cost estimates and the fluctuations in input costs and availability, we may underestimate the costs of production and therefore overestimate the profitability in our backlog. As a result, the actual profitability on those sales in the future may differ materially from our initial estimates when we recorded the firm purchase order in backlog.

Unforeseen or recurring operational problems at any of our facilities, or a catastrophic loss of one of our key manufacturing facilities, may cause significant lost production and adversely affect our results of operations.

Our manufacturing process could be affected by operational problems that could impair our production capability. Many of our manufacturing facilities contain sophisticated machines that are used in our manufacturing process. Disruptions or shut downs at any of our facilities could be caused by:

- maintenance outages to conduct maintenance activities that cannot be performed safely during operations;

- prolonged power failures or reductions;

- breakdown, failure or substandard performance of any of our machines or other equipment;

- noncompliance with, and liabilities related to, environmental requirements or permits;

- disruptions in the transportation infrastructure, including railroad tracks, bridges, tunnels or roads;

- fires, floods, earthquakes, tornadoes, hurricanes, microbursts or other catastrophic disasters, national emergencies, pandemics, political unrest, war or terrorist activities; or

- other operational problems.

If some of our facilities are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Those startup periods could range from several days to several weeks or longer, depending on the reason for the shutdown and other factors. Any prolonged disruption in operations at any of our facilities could cause a significant loss of production and adversely affect our results of operations and negatively impact our customers and dealers. Further, a catastrophic event could result in the loss of the use of all or a portion of one of our manufacturing facilities. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Any of these events individually or in the aggregate could have a material adverse effect on our business, financial condition and operating results.

Federal and local government spending and priorities may change in a manner that materially and adversely affects our future sales and limits our growth prospects.

Our business depends upon continued federal and local government expenditures on certain of our Commercial and Fire & Emergency products. These expenditures have not remained constant over time. Current government spending levels on programs that we support may not be sustainable as a result of changes in government leadership, policies or priorities. A significant portion of our sales are subject to risks specific to doing business with the U.S. government and municipalities, including, but not limited to:

- budgetary constraints or fluctuations affecting government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or a reduction of available funding;

- changes in government programs or requirements;

- realignment of funds to government priorities that we do not serve;

- government shutdowns (such as those which occurred in 1995-1996, in 2013 and in late 2018 through early 2019, and related to the COVID-19 pandemic) and other potential delays in government appropriations processes;

- delays in the payment of our invoices by government authorities;

- adoption of new laws or regulations and our ability to meet specified performance thresholds; and

- general economic conditions.

These or other factors could cause government agencies and departments to delay or reduce their purchases or deliveries under contracts, exercise their right to terminate contracts, or not exercise options to renew contracts, any of which could cause us to lose sales. A significant decline in overall government spending or a shift in expenditures away from agencies or programs that we support could cause a material decline in our sales and harm our financial results.

Fuel shortages, or high prices for fuel, could have a negative effect on sales of our products.

Gasoline or diesel fuel is required for the operation of most of our vehicles and we cannot assure you that the supply of these petroleum products will continue uninterrupted or that the price of or tax on these petroleum products will not significantly increase. High fuel costs generally drive greater demand for better fuel economy and substantial increases in the price of fuel have had a material adverse effect on the specialty vehicle industry as a whole in the past and could have a material adverse effect on our business in the future. Fluctuations in fuel prices have also historically negatively impacted consumer confidence and increased customer preferences for alternative fuel vehicles, only some of which we produce.

Increased public and shareholder attention to environmental, social and governance matters may expose us to negative public perception, impose additional costs on our business or impact our stock price.

Recently, more attention is being directed towards publicly-traded companies regarding environmental, social and governance ("ESG") matters. A failure, or perceived failure, to achieve stated goals, respond to regulatory requirements or meet investor or customer expectations related to ESG concerns could cause harm to our business and reputation. For example, our RV products are powered by gasoline and diesel engines or are required to be towed by gasoline or diesel-powered vehicles. Government, media or activist pressure to limit emissions could negatively impact consumers' perceptions of our products which could have a material adverse effect on our business, and the actions taken by governments and other actors to reduce emissions could impose costs that could materially affect our results of operation and financial condition. Additionally, while we strive to create an inclusive culture and a diverse workforce where everyone feels valued and respected, a failure, or perceived failure, to properly address inclusivity and diversity matters could result in reputational harm, reduced sales or an inability to attract and retain a talented workforce. Organizations that provide information to investors on corporate governance and other matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ESG ratings may lead to negative investor sentiment which could have a negative impact on our stock price.

We are exposed to, and may be adversely affected by, interruptions to our computer and information technology systems and sophisticated cyber-attacks.

We rely on our information technology systems and networks in connection with many of our business activities. Some of these networks and systems are managed by third-party service providers and are not under our direct control. Our operations routinely involve receiving, storing, processing and transmitting sensitive information pertaining to our business, customers, dealers, suppliers, employees and other sensitive matters (including wire transfer instructions).

As with most companies, we have experienced cyber-attacks, attempts to breach our systems and other similar incidents, none of which have been material. Any future cyber incidents could, however, materially disrupt operational systems; result in loss of trade secrets or other proprietary or competitively sensitive information or money; compromise personally identifiable information regarding customers or employees; and jeopardize the security of our facilities. A cyber incident could be caused by malicious outsiders using sophisticated methods to circumvent firewalls, encryption and other security defenses. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Information technology security threats, including security breaches, computer malware and other cyber-attacks are increasing in both frequency and sophistication and could create financial liability, subject us to legal or regulatory sanctions or damage our reputation with customers, dealers, suppliers and other stakeholders. The costs associated with maintaining robust information security mechanisms and controls are also increasing and are likely to increase further in the future. We continuously seek to maintain a robust program of information security and controls, but the impact of a material information technology event could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.

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Some of the markets in which we compete are cyclical, which results in fluctuations in sales and results of operations.

We have experienced, and expect to continue to experience, variability in sales, production and net income, including historically as a result of seasonality in our Recreation segment. Certain of our other products, such as school buses, have also historically been, and are expected to continue to be, seasonal. This seasonality has an impact on the comparability of our quarterly results. Moreover, weak macroeconomic conditions can adversely affect demand for certain of our products and lead to an overall aging of product fleets beyond a typical replacement cycle. During economic downturns that would result in lower demand of our vehicles, we may find it necessary to reduce production line rates and employee headcount. An economic downturn may reduce, and in the past has reduced, demand in all of our segments, resulting in lower sales volumes, lower prices and decreased operating profits or losses. Additionally, our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher sales during the third quarter and fourth quarter versus the first quarter and second quarter during each fiscal year. This seasonality is caused primarily by school districts ordering more school buses prior to the beginning of a school year, the consumer buying habits for RVs, municipal spending and budget cycles, the impact of travel and construction in the summer months, as well as how certain seasonal months aggregate into our fiscal quarters which are different than calendar quarters. Dealer demand and buying patterns may also impact the timing of shipments from one quarter to another. In addition, severe weather conditions in some geographic areas may delay the timing of shipments from one quarter to another. Consequently, the results for any annual or quarterly prior period may not be indicative of results for any future annual or quarterly period.

Our ability to meet customer delivery schedules is dependent on a number of factors including, but not limited to, access to components and raw materials, an adequate and capable workforce, assembling/engineering expertise for certain projects and sufficient manufacturing capacity. The availability of these factors may in some cases be subject to conditions outside of our control. A failure to deliver in accordance with our performance obligations may result in financial penalties under certain of our contracts and damage to existing customer relationships, damage to our reputation and a loss of future bidding opportunities, which could cause the loss of future business and could negatively impact our financial performance.

Intellectual property risks or failure to maintain the strength and value of our brands may adversely affect our business and may dilute our competitive advantage.

Our brands are integral to our business as well as to the implementation of our strategies for expanding our business, and we rely on proprietary intellectual property, including numerous registered trademarks, as well as licensed intellectual property for the manufacture and competitiveness of our products. However, we may be unable to prevent third parties from using our intellectual property without our authorization. To the extent we cannot protect our intellectual property, unauthorized use and misuse of our intellectual property could cause significant damage to our brand name and reputation, interfere with our ability to effectively represent our Company to our customers, contractors, suppliers and/or licensees and increase litigation costs, which could harm our competitive position and have a material adverse effect on our business, financial condition and results of operations.

Maintaining, enhancing, promoting and positioning our brands, particularly in new markets where we have limited brand recognition, will depend largely on the success of our marketing and merchandising efforts and our ability to provide high-quality services, warranty plans, products and resources and a consistent, high-quality customer experience. Our brands could be adversely affected if we fail to achieve these objectives, if we fail to comply with laws and regulations, if we are subject to publicized litigation or if our public image or reputation were to be tarnished by negative publicity. Some of these risks may be beyond our ability to control, such as the effects of negative publicity regarding our suppliers or third-party providers of services or negative publicity related to members of management. Any of these events could hurt our image, resulting in reduced demand for our products and a decrease in net sales.

Further, maintaining, enhancing, promoting and positioning our brands' images may require us to make substantial investments in marketing and employee training, which could adversely affect our cash flow, and which may ultimately be unsuccessful. These factors could have a material adverse effect on our business, financial condition and results of operations.

Changes in customer preferences for our products or our failure to gauge those preferences could lead to reduced sales and additional costs.

Our ability to remain competitive depends heavily on our ability to provide a continuing and timely introduction of innovative product offerings. We cannot be certain that historical customer preferences for our products will remain unchanged. We believe that the introduction of new product features, designs and models will be critical to the future success of our operations as technological advancements are made and alternative fuels are developed.

To successfully execute our long-term strategy, we must continue to develop new product lines and adapt our existing product lines to consumer preferences, including product lines that have historically been outside of our core businesses, such as electric vehicles and other specialty vehicles that minimize emissions. The process of designing and developing new technology, products and services is complex, costly, and uncertain and requires extensive capital investment and the ability to retain and recruit talent. For example, many vehicle manufacturers foresee electric vehicle sales becoming an increasingly important to their businesses, and we may not have the expertise to successfully address these competitive pressures on a costly basis or at all. Accordingly, if we do not accurately predict, prepare for and respond to new kinds of technological innovations, market developments and changing customer needs, including with respect to electric vehicles and other technologies that minimize emissions, competition from these companies could make our specialty vehicles less desirable in the marketplace.

Managing frequent product introductions and transitions poses inherent risks and additional costs. Delays in the introduction or market acceptance of new product features, designs or models could have a material adverse effect on our business. Products may not be accepted for a number of reasons, including changes in customer preferences or our failure to properly gauge customer preferences. Further, we cannot be certain that new product introductions will not reduce sales from existing models and adversely affect our results of operations. In addition, we cannot assure you that any of these new product features, designs or models will be introduced to the market in a timely manner or that they will be successful when introduced. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

Risks Relating to Acquisitions and Divestitures

If we are unable to successfully identify and integrate acquisitions, our results of operations could be adversely affected.

Acquisitions have been and are likely to continue to be a significant component of our growth strategy. From time to time, we seek to identify and complete acquisitions. Our historical acquisitions include KME in April 2016, Renegade in December 2016, Ferrara and Midwest in April 2017, Lance Camper in January 2018 and Spartan Emergency Response in February 2020. We may continue making strategic acquisitions in the future. Our previous or future acquisitions may not be successful or may not generate the financial benefits that we expected we would achieve at the time of acquisition. In addition, there can be no assurance that we will be able to locate suitable acquisition candidates in the future or acquire them on acceptable terms or, because of competition in the marketplace and limitations imposed by the agreements governing our indebtedness or the availability of capital, that we will be able to finance future acquisitions. Acquisitions involve special risks, including, without limitation, the potential assumption of unanticipated liabilities and contingencies, difficulty in assimilating the operations and personnel of the acquired businesses, disruption of our existing business, dissipation of our limited management resources and impairment of relationships with employees and customers of the acquired business as a result of changes in ownership. While we believe that strategic acquisitions can improve our competitiveness and profitability, these activities could have a material adverse effect on our business, financial condition and operating results.

We may incur significant costs such as transaction fees, professional service fees and other costs related to future acquisitions. We may also incur integration costs following the completion of any such acquisitions as we integrate the acquired business with the rest of our Company. Although we expect that the realization of efficiencies related to the integration of any acquired businesses will offset the incremental transaction and acquisition-related costs over time, this net financial benefit may not be achieved in the near term, or at all.

Divestitures could negatively impact our business and retained liabilities from businesses that we sell could adversely affect our financial results.

As part of our portfolio management process, we review our operations for businesses which may no longer be aligned with our strategic initiatives and long-term objectives. We continue to review our portfolio and may pursue additional divestitures. From time to time, we engage in discussions with third parties about potential acquisitions and divestitures of one or more of our businesses that, if fully consummated, could result in the divestiture of a material amount of assets and contribution to our results of operations. Divestitures pose risks and challenges that could negatively impact our business, including disputes with buyers or potential impairment charges. For example, when we decide to sell a business, we may be unable to do so on our terms and within our anticipated time-frame, and even after reaching a definitive agreement to sell a business, the sale may be subject to satisfaction of pre-closing conditions, which may not be satisfied, as well as regulatory and governmental approvals, which may prevent us from completing a transaction on acceptable terms. Further, transaction terms typically include representations and warranties by the seller that are supported by indemnification obligations, and breaches could require us to indemnify the buyer for certain losses which could result in adverse impact on the expected financial benefit we expected from the divestiture transaction.

If we do not realize the expected benefits of any divestiture transaction, our consolidated balance sheets, results of operations and cash flows could be negatively impacted.

Risks Relating to Our Indebtedness, Contingent Obligations, Liquidity and Financial Position

Our business has meaningful working capital requirements and a decline in operating results or access to financing may have an adverse impact on our liquidity position.

Our business has meaningful working capital requirements. We had $230 million of long-term debt outstanding as of October 31, 2022. Our ability to make required payments of principal and interest on our debt will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, political and other factors, some of which are beyond our control. Accordingly, conditions could arise that could limit our ability to generate sufficient cash flows or to access borrowings to enable us to fund our liquidity needs, which could further limit our financial flexibility or impair our ability to obtain alternative financing sufficient to repay our debt at maturity.

We believe that our cash on hand, together with funds generated by our operations and borrowings under our existing credit facilities, will provide us with sufficient liquidity and capital resources to meet our working capital, capital expenditures and other operating needs for the foreseeable future. Significant assumptions underlie this belief however, including, among other things, assumptions relating to future sales volumes, the successful implementation of our business strategies, the continuing availability of trade credit from certain key suppliers and that there will be no material adverse developments in our competitive market position, business, liquidity or capital requirements. Any failure to achieve earnings expectations may have an adverse impact on our available liquidity. As a result, we cannot assure you that we will continue to have sufficient liquidity to meet our operating needs. In the event that we do not have sufficient liquidity, we may be required to seek additional capital, reduce or cut back our operating activities, capital expenditures or otherwise alter our business strategy. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional debt, the agreements governing that debt may contain significant financial and other covenants that may materially restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all.

We have meaningful contingent obligations, which could negatively impact our results of operations.

We have meaningful contingent liabilities with respect to certain items that, if realized, could have a material adverse effect on our business, financial condition and operating results. In particular, we obtain certain vehicle chassis from automobile manufacturers under converter pool agreements. Upon being put into production, we become obligated to pay the manufacturer for the chassis. Chassis are typically converted and delivered to customers within 90 to 120 days of receipt. If the chassis are not converted within this timeframe of delivery, we generally purchase the chassis and record it as inventory or we are obligated to begin paying an interest charge on this inventory until purchased. Additionally, we have entered into repurchase agreements with certain lending institutions and are party to multiple agreements whereby we guarantee indebtedness of others, including losses under loss pool agreements. While we do not expect to experience material losses under these agreements, we cannot provide any assurance that these contingent liabilities will not be realized. See Note 18 to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for additional discussion of these contingent liabilities.

Our 2021 ABL Facility contains, and agreements governing future indebtedness may contain, restrictive covenants that may impair our ability to access sufficient capital and operate our business.

Our 2021 ABL Facility contains various provisions that limit our ability (subject to a number of exceptions) to, among other things:

- incur additional indebtedness;
- incur certain liens;
- consolidate or merge with other parties;
- alter the business conducted by us and our subsidiaries;
- make investments, loans, advances, guarantees and acquisitions;
- sell, lease or transfer assets, including capital stock of our subsidiaries;
- enter into certain sale and leaseback transactions;
- pay dividends on capital stock or issue, redeem, repurchase or retire capital stock;
- repay any subordinated indebtedness we may issue in the future;
- agree in other documents to negative pledges that limit our ability to grant liens;
- amend the terms of certain unsecured or subordinated debt;
- engage in transactions with affiliates; and
- enter into agreements restricting our subsidiaries' ability to pay dividends.

In addition, the restrictive covenants in our 2021 ABL Facility require us to maintain specified financial ratios and other business or financial conditions. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2021 ABL Facility" and "Description of Certain Indebtedness." Our ability to comply with those financial ratios or other covenants may be affected by events beyond our control, and our failure to comply with these ratios or other covenants could result in an event of default. These covenants may affect our ability to operate and finance our business as we deem appropriate. Our inability to meet obligations as they become due or to comply with various financial covenants contained in the instruments governing our current or future indebtedness could constitute an event of default under the instruments governing our indebtedness. If there were an event of default under our 2021 ABL Facility, or any future instruments governing our indebtedness, the holders of the affected indebtedness could declare all of the affected indebtedness immediately due and payable, which, in turn, could cause the acceleration of the maturity of all of our other indebtedness. We may not have sufficient funds available, or we may not have access to sufficient capital from other sources, to repay any accelerated debt. Even if we could obtain additional financing, the terms of the financing may not be favorable to us. In addition, substantially all of our assets are subject to liens securing our 2021 ABL Facility. If amounts outstanding under our 2021 ABL Facility were accelerated, our lenders could foreclose on these liens and we could lose substantially all of our assets. Any event of default under the instruments governing our indebtedness could have a material adverse effect on our business, financial condition and results of operations.

If we are required to write down goodwill or other intangible assets, our financial condition and operating results would be negatively affected.

We have a substantial amount of goodwill and other finite and indefinite-lived intangible assets on our balance sheet as a result of acquisitions we have completed. If we determine goodwill and other intangible assets are impaired, we will be required to write down all or a portion of these assets. Any write-downs would have a negative effect on our results of operations.

The method to compute the amount of impairment incorporates quantitative data and qualitative criteria including new information and highly subjective judgments that can dramatically change the determination of the valuation of goodwill and an intangible asset in a very short period of time. These determinations are sensitive to minor changes in underlying assumptions as management's assumptions change with more information becoming available. The timing and amount of realized losses reported in earnings could vary if management's conclusions were different. Any resulting impairment loss could have a material adverse effect on our results of operations for any particular quarterly or annual period.

We cannot assure you that we will continue to declare dividends or have sufficient funds to pay dividends on our common stock.

Future dividends on shares of common stock will be at the sole discretion of our Board of Directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our Board of Directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board of Directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under the 2021 ABL Facility.

Moreover, because we are a holding company, our ability to pay dividends is dependent upon the financial results and cash flow of our operating subsidiaries and the distribution or other payment of cash to us in the form of dividends or otherwise, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Furthermore, Delaware law requires that our Board of Directors determine that we have adequate surplus prior to the declaration of dividends. While we do not currently believe that these restrictions will impair our ability to pay regular quarterly cash dividends, there can be no assurance that we will not need to reduce or eliminate the payment of dividends on our common stock in the future. Therefore, any return on investment in our common stock may be solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy" for more detail.

Risks Related to Legal, Regulatory and Compliance Matters

Our business is subject to numerous laws and regulations.

We are subject to numerous federal, state and local regulations governing the manufacture and sale of our products, including the provisions of the National Traffic and Motor Vehicle Safety Act ("NTMVSA") and the safety standards for vehicles and components which have been promulgated under the NTMVSA by the Department of Transportation. The NTMVSA authorizes the National Highway Traffic Safety Administration to require a manufacturer to recall and repair vehicles which contain certain hazards or defects. Sales into foreign countries may be subject to similar regulations. School buses are also subject to heightened safety standards in many jurisdictions. Any recalls of our vehicles, voluntary or involuntary, could have a material adverse effect on our reputation and our business and operating results.

In addition, we face an inherent risk of exposure to product liability claims if the use of our products results, or is alleged to result, in personal injury and/or property damage. If we manufacture, or are alleged to have manufactured, a defective product or if component failures result in damages, we may experience material product liability losses in the future. In addition, we may incur significant costs to defend product liability claims. We are also subject to potential recalls of our products to cure manufacturing defects or in the event of a failure to comply with customers' order specifications or applicable regulatory standards, and may have to conduct recalls of our products due to defects in components or parts manufactured by suppliers which we purchase and incorporate into our products. We may also be required to remedy or retrofit vehicles in the event that an order is not built to a customer's specifications or where a design error has been made. The cost and impact to our reputation of significant retrofit and remediation events or product recalls could have a material adverse effect on our business and operating results.

Lastly, we are subject to federal and numerous state consumer protection and unfair trade practice laws and regulations relating to the sale, transportation and marketing of motor vehicles, including so-called "lemon laws." In addition, certain laws and regulations affect other areas of our operations, including, labor, advertising, consumer protection, real estate, promotions, quality of services, intellectual property, tax, import and export duties, tariffs, anti-corruption and anti-competitive conduct. Compliance with these laws and others may be onerous and costly, at times, and may vary from jurisdiction to jurisdiction which further complicates compliance efforts. Violations of these laws and regulations could lead to significant penalties, including restraints on our export or import privileges, monetary fines, criminal proceedings and regulatory or other actions that could materially adversely affect our results of operations. We have instituted various and comprehensive policies and procedures designed to ensure compliance. However, we cannot assure you that employees, contractors, vendors or our agents will not violate such laws and regulations or our policies and procedures.

Our operations and the industries in which we operate are subject to environmental, health and safety laws and regulations, and we may face significant costs or liabilities associated with environmental, health and safety matters.

Our operations are subject to a variety of federal, state, local and foreign environmental and workers' health and safety laws and regulations concerning, among other things, water and air discharges, noise pollution, solid and hazardous waste generation, management and disposal, remediation of releases of hazardous materials, employee health and safety, and engine fuel economy and emissions from the vehicles we manufacture. Environmental, health and safety laws and regulations continue to evolve, and we may become subject to increasingly stringent environmental standards in the future, which could increase costs of compliance or require us to manufacture with alternative technologies and materials. We are required to obtain and maintain environmental, health and safety permits and approvals for our facilities and operations. Our failure to comply with such laws, regulations, permits and approvals could subject us to increased employee healthcare and workers' compensation costs, liabilities, fines and other penalties or compliance costs, and could have a material adverse effect on our business, financial condition and operating results.

Environmental remediation laws such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and state analogues impose liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons (known as "potentially responsible parties" or "PRPs") who are considered to have contributed to the release of "hazardous substances" into the environment. Although we are not currently incurring material liabilities pursuant to CERCLA or state analogues, in the future we may incur such material liabilities with regard to our (or our predecessors') current or former facilities, adjacent or nearby third-party facilities, or off-site disposal locations. In particular, in 2012 we received a request from the U.S. Environmental Protection Agency ("EPA") for information regarding the San Fernando Valley Area 2 Superfund Site (the "San Fernando Site").

The EPA has questioned whether a prior owner and operator of a facility located within the boundary of the San Fernando Site (which is regional in scale and encompasses large portions of the Los Angeles area) is a predecessor to our Company, and whether the operations of the predecessor entity may have caused releases of certain hazardous substances to soil or groundwater. At this stage, the EPA has not asserted any claims against us and has not notified us that we are a PRP at the San Fernando Site. Our ability to collect on insurance policies or remediation costs or damages in connection with any claims relating to the San Fernando Site is unclear at this time. Although we intend to vigorously defend against any such claims, in the event we are found to be a PRP at the San Fernando Site or other sites, the remediation costs and any potential damages (including Natural Resource Damage claims) could have a material adverse effect on our business, financial condition and operating results.

Product compliance laws and regulations impose a variety of environmental requirements, including emissions and performance standards, on the vehicles we manufacture. These laws and regulations govern vehicle fuel efficiency, emissions (including greenhouse gas emissions), noise and safety, and are expected to continue to add to the cost of our products and increase the engineering and product development programs of our business. For example, the EPA began to enforce limits on diesel exhaust emissions from nonroad diesel engines in 1996 and stationary diesel-engine generator sets in 2006. Implemented in a series of steps called Tier levels, these regulations, over time, have introduced successively more stringent limitations on nitrogen oxides (NOx), carbon monoxide (CO), particulate matter (PM) and non-methane hydrocarbons (NMHC). The current "Tier 4" regulations promulgated under the Clean Air Act have imposed increasingly stringent motor vehicle emissions standards on our diesel exhaust emissions beginning with the 2011 model year. In addition, in August 2011, the EPA and the National Highway Traffic Safety Administration ("NHTSA") issued initial rules on GHG emissions and fuel economy for medium and heavy-duty vehicles and engines. The emissions standards established required minimum fuel economy and GHG emissions levels for both engines and vehicles beginning in model year 2014 primarily through the increased use of existing technology. In August 2016, the EPA and the NHTSA finalized a second phase of GHG emissions reductions to be implemented over time beginning in model year 2022 through model year 2027 (with standards for certain trailers beginning in model year 2018). More stringent emissions standards have been issued by California and certain other states as well.

These standards, as well as other federal and state emissions standards applicable to the vehicles we manufacture, have increased and will continue to increase costs of development for engines and vehicles and administrative costs arising from implementation of the standards. In addition, regulatory proposals under consideration or those that are proposed in the future may set standards that are difficult to achieve or adversely affect our results of operations due to increased research, development, and warranty costs.

We are subject to litigation in the ordinary course of business, and uninsured judgments or a rise in insurance premiums may adversely impact our results of operations.

In the ordinary course of business, we are subject to various claims and litigation. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management's attention and resources. Some of our businesses have in the past and may in the future face claims and litigation regarding accidents involving their products, including accidents involving passenger injuries and deaths, and the increasing amount of our vehicles on the road may increase our exposure to such matters. In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. The levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. Further, we may not be able to maintain insurance at commercially acceptable premium levels or at all.

If any significant accident, judgment, claim or other event is not fully insured or indemnified against, it could have a material adverse impact on our business, financial condition and results of operations. We cannot assure that the outcome of all current or future litigation will not have a material adverse impact on our business and results of operations.

We may be exposed to liabilities under applicable anti-corruption laws and export controls and economic sanctions laws and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to various anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. We have business in countries and regions which are less developed and are generally recognized as having potentially more corrupt business environments. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws including the Foreign Corrupt Practices Act ("FCPA") and the U.K. Bribery Act. We have implemented safeguards and policies to discourage these practices by our employees, dealers and agents.

However, our existing safeguards and any future improvements may prove to be less than effective and our employees or agents may engage in conduct for which we might be held responsible. If employees violate our policies or we fail to maintain adequate record-keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. In addition, we are subject to export controls and economic sanctions laws and embargoes imposed by the U.S. government. Changes in export control or trade sanctions laws may restrict our business practices, and may result in modifications to compliance programs. Violations of the FCPA, U.K. Bribery Act, other anti-corruption laws, export controls or economic sanctions laws may result in severe criminal or civil sanctions and penalties, and we may be subject to other liabilities which could have a material adverse effect on our business, results of operations and financial condition.

Changes to tax laws or exposure to additional tax liabilities may have a negative impact on our operating results.

Continued developments in U.S. tax reform and changes to tax laws and rates in other jurisdictions where we do business could adversely affect our results of operations and cash flows. It is also possible that provisions of U.S. tax reform could be subsequently amended in a way that is adverse to the Company.

In addition, we regularly undergo tax audits in various jurisdictions in which we operate. Although we believe that our income tax provisions and accruals are reasonable and in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), and that we prepare our tax filings in accordance with all applicable tax laws, the final determination with respect to any tax audits and any related litigation, could be materially different from our historical income tax provisions and accruals. The results of a tax audit or litigation could materially affect our operating results and cash flows in the periods for which that determination is made. In addition, future period net income may be adversely impacted by litigation costs, settlements, penalties and interest assessments.

Finally, on August 16, 2022, the Inflation Reduction Act (the "IRA") was signed into law. Among other things, the IRA includes a 1% excise tax on corporate stock repurchases applicable to repurchases after December 31, 2022. We are in the process of evaluating the potential impacts of the IRA. While we do not currently expect the IRA to have a material impact on our effective tax rate, our analysis is ongoing and incomplete, and it is possible that the IRA could have a material adverse effect on our tax liability.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to make an annual assessment of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes Oxley Act. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. To comply with the requirements of being a public company, we undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal controls can divert our management's attention from other matters that are important to the operation of our business.

Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal controls over financial reporting. Our independent registered public accounting firm may issue a report that is adverse, in the event it is not satisfied with the level at which our controls are documented, designed or operating. If we are unable to conclude that we have effective internal control over financial reporting, our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We are party to litigation in the ordinary course of business, and uninsured judgments or a rise in insurance premiums may adversely impact our results of operations.

We are subject to various claims and litigation in the ordinary course of business. Any such claims, whether with or without merit, could be time consuming and expensive to defend and could divert management's attention and resources. Some of our businesses have in the past and may in the future face claims and litigation regarding accidents involving their products, including accidents involving passenger injuries and deaths, and the increasing amount of our vehicles on the road may increase our exposure to such matters. In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. The levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. Further, we may not be able to maintain insurance at commercially acceptable premium levels or at all.

For product liability claims, we have a self-insured retention ("SIR") for product liability matters of $1.0 million. Amounts above the SIR, up to a certain dollar amount, are covered by our excess insurance policy. Currently, we maintain excess liability insurance aggregating $100.0 million with outside insurance carriers to minimize our risks related to catastrophic claims in excess of our self-insured positions for product liability and personal injury matters. Any material change in the aforementioned factors could have an adverse impact on our operating results. Any increase in the frequency and size of these claims, as compared to our experience in prior years, may cause the premium that we are required to pay for insurance to increase significantly and may negatively impact future SIR levels. It may also increase the amounts we pay in punitive damages, not all of which are covered by our self-insurance.

If any significant accident, judgment, claim or other event is not fully insured or indemnified against, then in either case that could have a material adverse impact on our business, financial condition and results of operations. We cannot assure that the outcome of all current or future litigation will not have a material adverse impact on our business and results of operations.

Our risk management policies and procedures may not be fully effective in achieving their purposes.

Our policies, procedures, controls and oversight to monitor and manage our enterprise risks may not be fully effective in achieving their purpose and may leave us exposed to identified or unidentified risks. Past or future misconduct by our employees or vendors could result in our violations of law, regulatory sanctions and/or serious reputational harm or financial harm. We monitor our policies, procedures and controls; however, we cannot assure you that our policies, procedures and controls will be sufficient to prevent all forms of misconduct. We review our compensation policies and practices as part of our risk management program, but it is possible that our compensation policies could incentivize management and other employees to subject us to inappropriate risk or to engage in misconduct. If such inappropriate risks or misconduct occurs, it is possible that it could have a material adverse effect on our results of operations and/or our financial condition.

Risks Relating to Our Largest Shareholder

AIP is party to the Shareholders Agreement (as defined below) and has significant influence over us, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

As of October 31, 2022, AIP owned 27,562,505 shares of our common stock, which represents 46.5% of our total outstanding shares of common stock. AIP is also party to an amended and restated shareholders agreement (the "Shareholders Agreement") that, among other things, imposes certain transfer restrictions on the shares held by such stockholders and requires such stockholders to vote in favor of certain nominees to our Board of Directors. For a discussion of the Shareholders Agreement, see "Item 13. Certain Relationships and Related Person Transactions, and Director Independence."

In addition, pursuant to the Shareholders Agreement, AIP has the following rights so long as it holds at least 15% of the then outstanding common stock:

- to nominate the greater of five members of our Board of Directors or a majority of directors;

- to designate the Chairman of our Board of Directors and one member to each of the audit committee, the compensation committee and the nominating and corporate governance committee;

- to approve the commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of us or any material subsidiary;

- to approve any non-pro rata reduction to the share capital of us or any material subsidiary, except as required by law;

- to approve amendments to the amended and restated certificate of incorporation and amended and restated bylaws that would change our name, our jurisdiction of incorporation, the location of our principal executive offices, the purpose or purposes for which we are incorporated or the approval requirements as provided in the Shareholders Agreement;

- to approve special dividends greater than $10 million;

- to approve any merger, amalgamation or consolidation of us or the spinoff of a business of ours with assets in excess of 15% of the consolidated assets or revenues of us and our subsidiaries;

- the sale, conveyance, transfer or other disposition of all or more than 15% of the consolidated assets or revenues of us and our subsidiaries; and

- any designation to the Board of Directors contrary to the Shareholders Agreement or the amended and restated certificate of incorporation and amended and restated bylaws.

See "Item 13. Certain Relationships and Related Party Transactions, and Director Independence" for more detail.

Lastly, AIP's interests as an equity holder may not be aligned in all cases with those of other equity investors, or of our lenders as creditors. In addition, AIP may have an interest in pursuing or not pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might be contrary to the wishes of other equity investors or involve risks to our lenders. Furthermore, AIP may in the future own businesses that directly or indirectly compete with us. AIP may also pursue acquisition opportunities that may be complementary to our business separately from us and, as a result, those acquisition opportunities may not be available to us.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We maintain corporate office space in Brookfield, Wisconsin. The locations of the RTCs, aftermarket parts warehouses and manufacturing properties that we currently own or lease are listed below. We believe that our facilities are suitable and adequate for the purposes for which they are used and are adequately maintained.

RTCs & Aftermarket Parts Warehouses	Approximate Square Feet	Segment	Owned or Leased
Jefferson, North Carolina	92,000	Aftermarket Parts Warehouse	Owned
Decatur, Indiana	90,000	Aftermarket Parts Warehouse	Owned
Decatur, Indiana	85,000	Recreation	Owned
Ocala, Florida	63,000	Fire & Emergency	Owned
Coburg, Oregon	36,000	Recreation	Leased
Fontana, California	15,000	Fire & Emergency	Leased
Fort Lauderdale, Florida	15,000	Fire & Emergency	Leased
Tallahassee, Florida	3,000	Fire & Emergency	Leased
Total	399,000		

Manufacturing Facility Locations	Approximate Square Feet	Brand(s) Produced	Owned or Leased
Decatur, Indiana	745,000	Fleetwood RV, American Coach, Holiday Rambler	Owned
Ocala, Florida	524,000	E-ONE	Owned/Leased
Snyder, Nebraska	400,000	Smeal	Owned
Charlotte, Michigan	283,000	Spartan Emergency Response	Owned
South Hutchinson, Kansas	262,000	Collins Bus	Owned
Decatur, Indiana	254,000	Goldshield	Owned
Grove City, Ohio	240,000	Horton Emergency Vehicles	Owned/Leased
Holden, Louisiana	232,000	Ferrara Fire Apparatus, KME	Owned
Riverside, California	227,000	ENC	Owned
Jefferson, North Carolina	225,000	American Emergency Vehicles	Owned
Winter Park, Florida	223,000	Wheeled Coach, Road Rescue	Owned
Bristol, Indiana	200,000	Renegade RV	Leased
Lancaster, California	194,000	Lance Camper, Avery Transportation	Leased
Elkhart, Indiana	189,000	Midwest Automotive Division	Owned/Leased
Longview, Texas	155,000	Capacity of Texas, LayMor	Owned
Ephrata, Pennsylvania	125,000	Ladder Tower	Owned/Leased
Brandon, South Dakota	96,000	Spartan Emergency Response	Owned/Leased
South El Monte, California	34,000	Leader Emergency Vehicles	Leased
Total	4,608,000		

Item 3. Legal Proceedings.

The Company is, from time to time, party to various legal proceedings arising out of ordinary course of business. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty; however, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, as well as from asserted legal claims and known potential legal claims, which are probable of assertion, taking into account established accruals for estimated liabilities, should not be material to the business, financial condition or results of operations.

A consolidated federal putative securities class action and a consolidated state putative securities class action against the Company and certain of its officers and directors was settled during fiscal year 2022. These actions collectively purported to assert claims on behalf of putative classes of purchasers of the Company's common stock in or traceable to its January 2017 IPO, purchasers in its secondary offering of common stock in October 2017, and purchasers from October 10, 2017 through June 7, 2018. The actions alleged certain violations of the Securities Act of 1933 and, for the federal action, the Securities Exchange Act of 1934. Collectively, the actions sought certification of the putative classes asserted and compensatory damages and attorneys' fees and costs. On May 19, 2021, the parties to the consolidated federal and state putative securities class actions executed a stipulation of settlement for a class settlement with the court and moved for preliminary approval. The settlement payment is being fully covered by the Company's insurers. The settlement payment and the related insurance proceeds are recorded in other current liabilities and other current assets, respectively, in the Company's Consolidated Balance Sheets as of October 31, 2021. The court entered a judgment approving the settlement on December 9, 2021. During the first quarter of fiscal year 2022, the Company's insurers made the final settlement payment. As of October 31, 2022, there are no further amounts recorded in the Consolidated Balance Sheets.

Two purported derivative actions, which have since been consolidated, were also filed in 2019 against the Company's directors (with the Company as a nominal defendant), premised on allegations similar to those asserted in the consolidated federal securities litigation. The parties to the consolidated derivative actions reached a settlement in principle on all issues on or about November 3, 2021. The plaintiffs filed a stipulation of settlement for the derivative actions with the court and moved for preliminary approval of the settlement on January 14, 2022. The court granted final approvement of the settlement on November 17, 2022. The settlement payment is being fully covered by the Company's insurers.

The Company is also subject to certain other legal proceedings that arise in the ordinary course of business. Although the final results of all such other matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims will not have a material adverse effect on the Company's financial condition, results of operations or cash flows. Actual results could vary, among other things, due to the uncertainties involved in litigation.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our shares of common stock began trading on the New York Stock Exchange on January 27, 2017, under the trading symbol "REVG." Prior to this listing, no public market existed for our common stock.

As of December 12, 2022, there were approximately 99 holders of record of our shares of common stock. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust by other entities.

Unregistered Sales of Equity Securities and Use of Proceeds

The Company did not make any purchases of common stock during the fourth quarter of fiscal year 2022.

Dividend Policy

Subject to legally available funds and the discretion of our board of directors, we may or may not pay a quarterly cash dividend in the future on our common stock. During fiscal year 2022, the Company paid cash dividends of $12.4 million. Our ability to pay dividends is dependent on our ABL loan and board of directors' approval. See "Item 1A. Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters—We cannot assure you that we will continue to declare dividends or have sufficient funds to pay dividends on our common stock."

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock between October 31, 2017 and October 31, 2022, based on the market price of our common stock and assumes reinvestment of dividends, with the cumulative total return of companies in the Russell 2000, RV Peers, and Specialty Vehicles.



"Specialty Vehicles" represents an equally-weighted index comprised of OSK, BLBD, SHYF, & FSS.

"RV Peers" represents an equally-weighted index comprised of THO and WGO.

Equity Compensation Plan Information – see Item 12

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 10-K, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the "Cautionary Statement About Forward-Looking Statements" and "Risk Factors" sections of this Annual Report on Form 10-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

This discussion and analysis should be read in conjunction with the accompanying audited consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K.

Overview

REV Group companies are leading designers, manufacturers, and distributors of specialty vehicles and related aftermarket parts and services. We serve a diversified customer base, primarily in the United States and Canada, through three segments: Fire & Emergency, Commercial, and Recreation. We provide customized vehicle solutions for applications, including essential needs for public services (ambulances, fire apparatus, school buses, and transit buses), commercial infrastructure (terminal trucks and industrial sweepers) and consumer leisure (recreational vehicles). Our diverse portfolio is made up of well-established principal vehicle brands, including many of the most recognizable names within their industry. Several of our brands pioneered their specialty vehicle product categories and date back more than 50 years. We believe that in most of our markets, we hold the first, second or third market share position and approximately 89% of our net sales during fiscal year 2022 came from products where we believe we hold such share positions.

Segments

Fire & Emergency – The Fire & Emergency segment sells fire apparatus equipment under the Emergency One ("E-ONE"), Kovatch Mobile Equipment ("KME") Ferrara, and Spartan Emergency Response ("Spartan ER") which consists of Spartan Emergency Response, Smeal, Spartan Fire Chassis, and Ladder Tower brands and ambulances under the American Emergency Vehicles ("AEV"), Horton Emergency Vehicles ("Horton"), Leader Emergency Vehicles ("Leader"), Road Rescue and Wheeled Coach brands. We believe we are the largest manufacturer by unit volume of fire and emergency vehicles in the United States and have one of the industry's broadest portfolios of products including Type I ambulances (aluminum body mounted on a heavy truck-style chassis), Type II ambulances (van conversion ambulance), Type III ambulances (aluminum body mounted on a van-style chassis), pumpers (fire apparatus on a custom or commercial chassis with a water pump and water tank to extinguish fires), ladder trucks (fire apparatus with stainless steel or aluminum ladders), tanker trucks and rescue, aircraft rescue firefighting ("ARFF"), custom cabs & chassis and other vehicles. Each of our individual brands is distinctly positioned and targets certain price and feature points in the market such that dealers often carry, and customers often buy more than one REV Fire & Emergency product line.

Commercial – Our Commercial segment serves the bus market through the Collins Bus, Magellan and ENC brands. We serve the terminal truck market through the Capacity brand and the sweeper market through the LayMor brand. Our products in the Commercial segment include transit buses (large municipal buses where we build our own chassis and body), Type A school buses (small school bus built on commercial chassis), sweepers (three- and four-wheel versions used in road construction activities), and terminal trucks (specialized vehicles which move freight in warehouses, intermodal yards, distribution and fulfillment centers and ports). Within each market, we produce many customized configurations to address the diverse needs of our customers.

Recreation – Our Recreation segment serves the RV market through the following principal brands: American Coach, Fleetwood RV, Holiday Rambler, Renegade RV, Midwest Automotive Designs and Lance. We believe our brand portfolio contains some of the longest standing, most recognized brands in the RV industry. Under these brands, REV provides a variety of highly recognized motorized and towable RV models such as: American Eagle, Bounder, Pace Arrow, Discovery LXE, Renegade Verona, and Renegade XL, among others. Our products in the Recreation segment include Class A motorized RVs (motorhomes built on a heavy-duty chassis with either diesel or gas engine configurations), Class C and "Super C" motorized RVs (motorhomes built on a commercial truck or van chassis), Class B RVs (motorhomes built out within a van chassis and high-end luxury van conversions), and towable travel trailers and truck campers. The Recreation segment also includes Goldshield Fiberglass, which produces a wide range of custom molded fiberglass products for the heavy-duty truck, RV and broader industrial markets.

Factors Affecting Our Performance

The primary factors affecting our results of operations include:

General Economic Conditions

Our business is impacted by the U.S. economic environment, employment levels, consumer confidence, municipal spending, municipal tax receipts, changes in interest rates and instability in securities markets around the world, among other factors. In particular, changes in the U.S. economic climate can impact demand in key end markets. In addition, we are susceptible to supply chain disruptions resulting from the impact of tariffs and global macro-economic factors (refer to "Impact of COVID-19" section below), which can have a dramatic effect, either directly or indirectly, on the availability, lead-times and costs associated with raw materials and parts.

RV purchases are discretionary in nature and therefore sensitive to the availability of financing, consumer confidence, unemployment levels, levels of disposable income and changing levels of consumer home equity, among other factors. RV markets are affected by general U.S. and global economic conditions, which create risks that future economic downturns will further reduce consumer demand and negatively impact our sales.

While less economically sensitive than the Recreation segment, the Fire & Emergency segment and the Commercial segment are also impacted by the overall economic environment. Local tax revenues are an important source of funding for fire and emergency response departments. Fire and emergency products and buses are typically a larger cost item for municipalities and their service life is relatively long, making the purchase more deferrable, which can result in reduced demand for our products. In addition to commercial demand, local, state and federal tax revenues can be an important source of funding for many of our bus products including Type A school buses and transit buses. Volatility in tax revenues or availability of funds via budgetary appropriation can have a negative impact on the demand for these products.

A decrease in employment levels, consumer confidence or the availability of financing, or other adverse economic events, or the failure of actual demand for our products to meet our estimates, could negatively affect the demand for our products. Any decline in overall customer demand in markets in which we operate could have a material adverse effect on our operating performance.

Seasonality

In a typical year, our operating results are impacted by seasonality. Historically, the slowest sales volume quarter has been the first fiscal quarter when the purchasing seasons for vehicles, such as school buses, RVs and sweepers are the lowest due to the colder weather and the relatively long time until the summer vacation season, and the fact that the school year is underway with municipalities and school bus contractors utilizing their existing fleets to transport student populations. Sales of our products have typically been higher in the second, third and fourth fiscal quarters (with the fourth fiscal quarter typically being the strongest) due to better weather, the vacation season, buying habits of RV dealers and end-users, timing of government/municipal customer fiscal years, and the beginning of a new school year. Our quarterly results of operations, cash flows, and liquidity are likely to be impacted by these seasonal patterns. Sales and earnings for other vehicles that we produce, such as essential emergency vehicles and commercial bus fleets, are less seasonal, but fluctuations in sales of these vehicles can also be impacted by timing surrounding the fiscal years of municipalities and commercial customers, as well as the timing and amounts of multi-unit orders.

Impact of Acquisitions

We actively evaluate opportunities to improve and expand our business through targeted acquisitions that are consistent with our strategy. We also may dispose of certain components of our business that no longer fit within our overall strategy. Historically, a significant component of our growth has been through acquisitions of businesses. We typically incur upfront costs as we integrate acquired businesses and implement our operating philosophy at newly acquired companies, including consolidation of supplies and materials, purchases, improvements to production processes, and other restructuring initiatives. The benefits of these integration efforts and divestiture activities may not positively impact our financial results until subsequent periods.

We recognize acquired assets and liabilities at fair value. This includes the recognition of identified intangible assets and goodwill which, in the case of definite-life intangible assets, are then amortized over their expected useful lives, which typically results in an increase in amortization expense. In addition, assets acquired and liabilities assumed generally include tangible assets as well as contingent assets and liabilities. During the second quarter of fiscal year 2020, we acquired Spartan ER, a leading designer, manufacturer and distributor of custom emergency response vehicles, cabs and chassis for the emergency response market.

Impact of COVID-19

During our second quarter of fiscal year 2020, the novel coronavirus known as "COVID-19" spread throughout the world creating a global pandemic. The pandemic triggered a significant downturn in global commerce and these challenging market conditions may continue for an extended period of time. As a result of the spread of COVID-19, we have also experienced disruption and delays in our supply chain, customer demand changes, and logistics challenges, including our customers' ability to inspect and take delivery of vehicles.

Our Recreation vehicles dealer network was significantly impacted by the pandemic and many of them closed temporarily before reopening in the third quarter of fiscal year 2020 when consumer demand for recreation vehicles began to accelerate due to an increase in consumer preference to vacation in a safe and socially distant manner.

As the global economy continues to recover from COVID-19 related disruption, labor and significant supply chain challenges, such as shortages in semiconductors, subcomponents and increased prices of raw materials, such as steel and aluminum, have impacted operations of companies on a global scale. Such supply chain disruptions during the fiscal year 2022 impacted our ability to obtain certain raw materials and purchased components that are necessary to our production processes, including the ability to obtain chassis from third party suppliers. We continue to monitor these disruptions and take measures to mitigate the associated risks.

In certain geographies there has been a resurgence of COVID-19 variant cases and governmental authorities continue to implement numerous measures in an attempt to contain and mitigate the spread of COVID-19 and its variants. While the global market impacts, closures and limitations on movement are expected to be temporary, the duration of any demand changes, production and supply chain disruptions, and related financial impacts, cannot be reliably estimated at this time.

Results of Operations

The following table compares results for fiscal years 2022, 2021 and 2020

		Fiscal Year Ended				
(in millions except per share data)		October 31, 2022		October 31, 2021		October 31, 2020
Net sales	$	2,331.6	$	2,380.8	$	2,277.6
Gross profit		247.5		291.0		228.1
Selling, general and administrative		190.0		189.0		204.9
Restructuring		9.4		2.5		9.9
Impairment charges		—		1.5		12.1
Loss on early extinguishment of debt		—		1.4		—
Loss on sale of business		0.1		2.8		11.1
Loss on investment in China JV		—		6.2		—
Loss (gain) on acquisition of business		—		0.4		(8.6)
Provision (benefit) for income taxes		4.6		11.3		(15.6)
Net income (loss)		15.2		44.4		(30.5)
Net income (loss) per common share						
Basic	$	0.25	$	0.70	$	(0.48)
Diluted	$	0.25	$	0.69	$	(0.48)
Dividends declared per common share	$	0.20	$	0.10	$	0.10
Adjusted EBITDA	$	105.1	$	141.5	$	67.5
Adjusted Net Income	$	49.1	$	76.9	$	9.5

Net Sales

	Fiscal Year Ended				
	October 31,		**October 31,**		**October 31,**
(in millions)	**2022**	**Change**	**2021**	**Change**	**2020**
Net sales	$ 2,331.6	-2.1% $	2,380.8	4.5% $	2,277.6

    Net Sales: Consolidated net sales decreased $49.2 million in fiscal year 2022 primarily due to a decrease in net sales within the F&E segment, partially offset by an increase in net sales within the Commercial and Recreation segments. The decrease in sales in the F&E segment was primarily due to decreased unit shipments of fire apparatus and ambulance units resulting from supply chain disruptions and labor constraints, partially offset by price realization. The increase in the Commercial segment net sales compared to the prior year period was primarily due to increased shipments of school buses, terminal trucks and street sweepers, and price realization, partially offset by decreased shipments of municipal transit buses. The increase in Recreation segment net sales was primarily the result of price realization and favorable mix, partially offset by lower line rates and decreased unit shipments related to supply chain disruptions and labor constraints in certain businesses.

    Consolidated net sales increased $103.2 million in fiscal year 2021 primarily due to increased Recreation segment net sales and the acquisition of Spartan Emergency Response ("Spartan ER") in February of 2020, partially offset by a decrease in organic net sales in the Fire & Emergency ("F&E") segment and a decrease in net sales in the Commercial segment, the latter of which, related to the divesture of two shuttle bus businesses in May of fiscal year 2020. The increase in Recreation segment net sales compared to fiscal year 2020 was primarily the result of increased wholesale shipments across all categories related to increased retail demand as outdoor activities increased in popularity emerging from COVID-19. The decline in F&E organic net sales compared to fiscal year 2020 was primarily the result of a decreased unit shipment of fire apparatus and ambulance units in the second half of fiscal year 2021 related to supply chain, chassis and labor constraints that limited vehicle production, partially offset by price realization and favorable mix.

Gross Profit

	Fiscal Year Ended				
	October 31,		**October 31,**		**October 31,**
(in millions)	**2022**	**Change**	**2021**	**Change**	**2020**
Gross profit	$ 247.5	-14.9% $	291.0	27.6% $	228.1
% of net sales	10.6%		12.2%		10.0%

    Gross Profit: Consolidated gross profit decreased $43.5 million in fiscal year, 2022 compared to the prior year period. The decrease in gross profit was primarily attributable to lower net sales within the F&E segment, inefficiencies related to supply chain disruptions, labor constraints, relocating production of KME branded fire apparatus to other F&E segment facilities within the F&E segment, and inflationary pressures, partially offset by price realization and a favorable mix in the Recreation segment.

    Consolidated gross profit increased $62.9 million in fiscal year 2021 primarily due to increased gross profit in the F&E and Recreation segments partially offset by decreased gross profit in the Commercial segment. The increase in gross profit in the F&E segment was primarily the result of increased efficiencies resulting from operational improvement initiatives and price realization, partially offset by lower production volumes and inefficiencies related to supply chain, chassis and labor constraints. The increase in gross profit in the Recreation segment was primarily the result of higher shipments and efficiencies related to increased production volumes and price realization related to lower discounts and sales allowances. The decrease in gross profit in the Commercial segment was primarily the result of lower production volumes of municipal transit buses, as well as Type A school buses related to chassis constraints, and an unfavorable mix due to increased contribution of terminal trucks and street sweepers unit sales, partially offset by the sale of the two lower margin shuttle bus businesses in May of fiscal year 2020.

Selling, General and Administrative

	Fiscal Year Ended				
	October 31,		October 31,		October 31,
(in millions)	2022	Change	2021	Change	2020
Selling, general and administrative	$ 190.0	0.5%	$ 189.0	-7.8%	$ 204.9

Selling, General and Administrative: Consolidated selling, general and administrative ("SG&A") costs increased $1.0 million in fiscal year 2022 primarily due to an increase in travel, marketing related costs, and legal matters, partially offset by lower management incentive compensation.

Consolidated SG&A costs decreased $15.9 million in fiscal year 2021 primarily due to reduced corporate SG&A expense related to certain restructuring activities and the divestiture of two shuttle bus businesses in May of fiscal year 2020, partially offset by the acquisition of Spartan ER, the return of certain travel and trade show related costs that were reduced in fiscal year 2020 due to COVID-19, and an increase in incentive compensation in fiscal year 2021.

Restructuring

	Fiscal Year Ended				
	October 31,		October 31,		October 31,
(in millions)	2022	Change	2021	Change	2020
Restructuring	$ 9.4	276.0%	$ 2.5	-74.7%	$ 9.9

Restructuring: Consolidated restructuring costs increased $6.9 million in fiscal year 2022. Restructuring costs for the fiscal year 2022 were related to the transition of KME branded fire apparatus production to other REV fire group facilities within the F&E segment. Refer to Note 8, Restructuring and Other Related Charges, of the Notes to Consolidated Financial Statements.

Consolidated restructuring costs decreased $7.4 million in fiscal year 2021. Restructuring costs of $2.5 million resulted from the announced closure and transition of KME branded fire apparatus production to other REV fire group facilities within the F&E segment. Restructuring costs of $9.9 million for fiscal year 2020 resulted from the move from a centralized to a decentralized aftermarket parts business, severance costs related to reductions in force across all segments, dealer termination payments associated with the sunset of certain ambulance brands, and lease termination costs related to the closure of a Spartan ER facility.

Impairment Charges

	Fiscal Year Ended				
	October 31,		October 31,		October 31,
(in millions)	2022	Change	2021	Change	2020
Impairment charges	$ —	-100.0%	$ 1.5	-87.6%	$ 12.1

Impairment charges: Impairment charges for fiscal year 2021 were related to certain buildings within the F&E segment where the Company announced the closure of production operations.

Impairment charges for fiscal year 2020 were related to the liquidation of the Company's rental fleet, certain fixed assets associated with the decentralization of the Company's aftermarket parts business and the value of trade names associated with sunset of certain ambulance brands.

Loss on Early Extinguishment of Debt

	Fiscal Year Ended				
	October 31,		October 31,		October 31,
($ in millions)	2022	Change	2021	Change	2020
Loss on early extinguishment of debt	$ —	-100.0%	$ 1.4	100.0%	$ —

Loss on Early Extinguishment of Debt: Reflects losses in fiscal year 2021 recognized upon extinguishment of our 2017 ABL Facility and Term Loan. The loss is entirely comprised of unamortized debt issuance costs that were written off in connection with this extinguishment.

Loss on sale of business

	Fiscal Year Ended				
	October 31,		October 31,		October 31,
(in millions)	2022	Change	2021	Change	2020
Loss on sale of business	$ 0.1	-96.4%	$ 2.8	-74.8%	$ 11.1

Loss on sale of Business: Loss on sale of business decreased by $2.7 million for the fiscal year 2022 compared to the prior year period. In the first quarter of fiscal year 2021, in connection with a strategic review of the product portfolio, we made the decision to divest our REV Brazil business. As a result, a loss of $2.8 million was recorded during fiscal year 2021. Refer to Note 7, Divestitures to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

In the third quarter of fiscal year 2020, we completed the sale of our shuttle bus businesses for $50.5 million in cash, resulting in, a loss on sale of $11.1 million during fiscal year ended 2020.

Loss on investment in China JV	**Fiscal Year Ended**					
	October 31,		**October 31,**		**October 31,**
(in millions)	**2022**	**Change**	**2021**	**Change**	**2020**
Loss on investment in China JV	$ —	-100.0%	$ 6.2	100.0%	$ —

Loss on investment in China JV: In the fourth quarter of fiscal year 2021, the Company made the strategic decision to exit its interests in the China JV and began soliciting offers to sell the investment. In connection with this decision, the Company recorded a loss of $6.2 million, which represents the difference between the carrying value of the investment and the estimated proceeds to be received upon sale.

Loss (gain) on acquisition of business	**Fiscal Year Ended**					
	October 31,		**October 31,**		**October 31,**
(in millions)	**2022**	**Change**	**2021**	**Change**	**2020**
Loss (gain) on acquisition of business	$ —	-100.0%	$ 0.4	-104.7%	$ (8.6)

Loss (gain) on acquisition of business: During the first quarter of fiscal year 2021, the preliminary purchase price allocation of the Spartan ER acquisition was updated to reflect immaterial measurement period adjustments made certain assets acquired and liabilities assumed. These updates resulted in a decrease to the cumulative gain on acquisition of $0.4 million from $8.6 million to $8.2 million. Refer to Note 3, Acquisition, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

Provision (benefit) for Income Taxes	**Fiscal Year Ended**					
	October 31,		**October 31,**		**October 31,**
(in millions)	**2022**	**Change**	**2021**	**Change**	**2020**
Provision (benefit) for income taxes	$ 4.6	-59.3%	$ 11.3	-172.4%	$ (15.6)

Provision (benefit) for income taxes: Consolidated income tax provision was $4.6 million or 23.2% of pretax income and $11.3 million or 20.3% of pretax income for fiscal years 2022 and 2021, respectively. Tax provision for fiscal year 2022 was favorably impacted by incentives for the U.S. research and stock-based compensation tax deductions. Tax provision was unfavorably impacted by valuation allowances on certain state tax attributes.

Results for fiscal year 2021 were favorably impacted by tax benefits related to net operating loss carrybacks allowable under the CARES Act of $4.2 million. Tax provision was unfavorably impacted by the valuation allowances related to the loss on our China JV of $1.3 million.

Results for fiscal year 2020 were favorably impacted by tax benefits related to loss carryback allowable under the CARES Act and the nontaxable gain on the acquisition of Spartan ER, for $3.5 million and $2.2 million, respectively.

Net income (loss)	**Fiscal Year Ended**					
	October 31,		**October 31,**		**October 31,**
(in millions)	**2022**	**Change**	**2021**	**Change**	**2020**
Net income (loss)	$ 15.2	-65.8%	$ 44.4	-245.6%	$ (30.5)

Net income (loss): Consolidated net income decreased $29.2 million in fiscal year 2022 primarily due to the factors detailed above.

Consolidated net income increased $74.9 million in fiscal year 2021 primarily due to increased gross profit described above plus lower restructuring and restructuring related charges, lower losses related to sale of business, and lower interest expense, partially offset by higher provision for income tax and loss on investments.

Adjusted EBITDA

		Fiscal Year Ended			
(in millions)	October 31, 2022	Change	October 31, 2021	Change	October 31, 2020
Adjusted EBITDA	$ 105.1	-25.7% $	141.5	109.6% $	67.5

Consolidated Adjusted EBITDA decreased $36.4 million in fiscal year 2022 due to a decrease in Adjusted EBITDA in the F&E and Commercial segments, partially offset by higher Adjusted EBITDA in the Recreation segment.

Consolidated Adjusted EBITDA increased $74.0 million in fiscal year 2021 due to higher Adjusted EBITDA in the F&E and Recreation segments, partially offset by lower Adjusted EBITDA in the Commercial segment.

Refer to the "Adjusted EBITDA and Adjusted Net Income" section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for a reconciliation of Net Income (Loss) to Adjusted EBITDA tables and related footnotes.

Adjusted Net Income

		Fiscal Year Ended			
(in millions)	October 31, 2022	Change	October 31, 2021	Change	October 31, 2020
Adjusted Net Income	$ 49.1	-36.2% $	76.9	709.5% $	9.5

Refer to the "Adjusted EBITDA and Adjusted Net Income" section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for a reconciliation of Net Income (Loss) to Adjusted Net Income tables and related footnotes.

Fire & Emergency Segment

		Fiscal Year Ended			
(in millions)	October 31, 2022	Change	October 31, 2021	Change	October 31, 2020
Net sales	$ 965.4	-15.0% $	1,135.1	0.3% $	1,132.0
Adjusted EBITDA	2.5	-95.7%	57.7	44.6%	39.9
Adjusted EBITDA % of net sales	0.3%		5.1%		3.5%

Net Sales. F&E segment net sales decreased $169.7 million in fiscal year 2022, primarily due to decreased shipments of fire apparatus and ambulance units resulting primarily from chassis and supply chain disruptions and labor constraints, partially offset by price realization.

F&E segment net sales increased $3.1 million in fiscal year 2021, primarily due to the acquisition of Spartan ER in February of 2020. Excluding the impact of Spartan ER, F&E net sales decreased by $46.5 million, or 5.0% compared to the prior year period. The decrease in organic net sales was primarily related to lower shipments of fire trucks and ambulance units in the second half of fiscal year 2021 related to chassis and supply chain disruptions, and labor constraints, partially offset by strong price realization and favorable mix.

Adjusted EBITDA. F&E segment Adjusted EBITDA decreased $55.2 million in fiscal year 2022. The decrease was primarily due to lower sales volume, inefficiencies related to chassis and supply chain disruption, labor constraints, and inflationary pressures, partially offset by price realization.

F&E segment Adjusted EBITDA increased $17.8 million in fiscal year 2021. Excluding the impact of Spartan ER, F&E Adjusted EBITDA increased by $17.6 million, or 64.9% compared to the prior year period. The increase in profitability was primarily related to increased efficiencies related to productivity improvement initiatives at the largest fire and largest ambulance plants, partially offset by inefficiencies related to chassis and supply chain disruptions, and labor constraints, primarily in the second half of fiscal year 2021.

Commercial Segment

(in millions)	Fiscal Year Ended				
	October 31, 2022	Change	October 31, 2021	Change	October 31, 2020
Net sales	$ 410.2	5.9%	$ 387.3	-20.1%	$ 484.8
Adjusted EBITDA	22.3	-28.1%	31.0	-10.1%	34.5
Adjusted EBITDA % of net sales	5.4%		8.0%		7.1%

Net Sales. Commercial segment net sales increased $22.9 million in fiscal year 2022 primarily due to increased shipments of school buses, terminal trucks and street sweepers, and price realization, partially offset by decreased shipments of municipal transit buses.

Commercial segment net sales decreased $97.5 million in fiscal year 2021 primarily due to the disposition of two shuttle bus businesses in May of fiscal year 2020. Excluding the impact of the shuttle bus divestiture, net sales decreased by $3.9 million, or 1.0% compared to the prior fiscal year. The decrease in net sales was primarily due to lower shipments of school buses related to the suspension of normal production activities in fourth quarter fiscal year 2021 due to limited chassis availability, and lower shipments of municipal transit buses, partially offset by increased shipments of terminal trucks and street sweepers.

Adjusted EBITDA. Commercial segment Adjusted EBITDA decreased $8.7 million in fiscal year 2022. The decrease in Adjusted EBITDA compared to the prior year was primarily due to lower shipments and an unfavorable mix of school buses and municipal transit buses, inefficiencies related to supply chain disruptions, and inflationary pressures, partially offset by increased shipments of street sweepers, increased shipments and improved profitability of terminal trucks, and price realization.

Commercial segment Adjusted EBITDA decreased $3.5 million in fiscal year 2021. The decrease in Adjusted EBITDA compared to the prior year was primarily due to lower production volumes and shipments of school buses, inefficiencies related to the suspension of production activities mentioned above, and lower shipments of municipal transit buses, partially offset by increased production volumes and shipments of terminal trucks and street sweepers and the disposition of lower margin shuttle bus business.

Recreation Segment

(in millions)	Fiscal Year Ended				
	October 31, 2022	Change	October 31, 2021	Change	October 31, 2020
Net sales	$ 957.8	11.6%	$ 858.5	30.5%	$ 657.8
Adjusted EBITDA	110.9	29.0%	86.0	124.0%	38.4
Adjusted EBITDA % of net sales	11.6%		10.0%		5.8%

Net Sales. Recreation segment net sales increased $99.3 million in fiscal year 2022 primarily due to price realization and favorable mix, partially offset by lower line rates and unit shipments related to supply chain disruptions and labor constraints in certain businesses.

Recreation segment net sales increased $200.7 million in fiscal year 2021 primarily due to increased wholesale shipments across all categories related to increased retail demand as outdoor activities increased in popularity emerging from COVID-19 as well as increased pricing and lower discounts and sales allowances.

Adjusted EBITDA. Recreation segment Adjusted EBITDA increased $24.9 million primarily due to price realization and favorable mix, partially offset by lower shipments and inefficiencies related to supply chain disruptions and labor constraints in certain businesses, and inflationary pressures.

Recreation segment Adjusted EBITDA increased $47.6 million primarily due to increased production volumes and shipments, price realization, and lower discounts and sales allowances, partially offset by inefficiencies related to supply chain disruptions and labor constraints.

Backlog

Backlog represents firm orders received from dealers or directly from end customers. The following table presents a summary of our backlog by segment:

	October 31, 2022		October 31, 2021		Increase (Decrease)		
($ in millions)					$		%
Fire & Emergency	$	2,589.4	$	1,498.6	$	1,090.8	72.8%
Commercial		525.6		394.7		130.9	33.2%
Recreation		1,119.8		1,234.5		(114.7)	(9.3)%
Total Backlog	$	4,234.8	$	3,127.8	$	1,107.0	35.4%

Each of our three segments has a backlog of new vehicle orders that generally extends out from nine to twenty-four months in duration.

Orders from our dealers and end customers are evidenced by a contract, firm purchase order or reserved production slot for delivery of one or many vehicles. These orders are reported in our backlog at the aggregate selling prices, net of discounts or allowances.

At the end of fiscal year 2022, our backlog was $4,234.8 million, compared to $3,127.8 million at the end of fiscal year 2021. The increase in total backlog was due to increased F&E and Commercial segment backlogs partially offset by a decreased Recreation backlog. The increase in F&E segment backlog was primarily the result of increased orders for fire apparatus and ambulance units, pricing actions, and lower shipments. The increase in Commercial segment backlog was primarily the result of increased orders municipal transit buses, and pricing actions, partially offset by increased shipments of terminal trucks and street sweepers against backlog. The decrease in Recreation segment backlog was primarily the result of a normalization of inbound orders across categories, partially offset by pricing actions.

Liquidity and Capital Resources

General

Our primary requirements for liquidity and capital are working capital, the improvement and expansion of existing manufacturing facilities, debt service payments and general corporate needs. Historically, these cash requirements have been met through cash provided by operating activities, cash and cash equivalents and borrowings under our term loan and ABL credit facility.

We believe that our sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to continue to incur as a public company. However, we cannot assure you that cash provided by operating activities and borrowings under the current revolving credit facility will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, and if availability under the current revolving credit facility is not sufficient due to the size of our borrowing base or other external factors, we may have to obtain additional financing. If additional capital is obtained by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain financial and other covenants that may significantly restrict our operations or may involve higher overall interest rates. We cannot assure you that we will be able to obtain refinancing or additional financing on favorable terms or at all.

Cash Flow

The following table shows summary cash flows for fiscal years 2022, 2021 and 2020:

	Fiscal Years Ended					
(in millions)	October 31, 2022		October 31, 2021		October 31, 2020	
Net cash provided by operating activities	$	91.6	$	158.3	$	55.7
Net cash (used in) provided by investing activities		(14.8)		(10.2)		1.7
Net cash used in financing activities		(69.7)		(146.2)		(49.3)
Net increase in cash and cash equivalents	$	7.1	$	1.9	$	8.1

Net Cash Provided by Operating Activities

Net cash provided by operating activities for fiscal year 2022 was $91.6 million, compared to $158.3 million for fiscal year 2021. The decrease in positive cash generation from operating activities for fiscal year 2022 compared to the prior year was related to a decrease in net income, an increase in accounts receivable due to lower sales rates offset by higher collections, an increase in inventories due to supply chain and labor constraints, increase in accounts payable related to increased payment terms and higher purchases of inventory, partially offset by an increase in customer advances.

Net cash provided by operating activities for fiscal year 2021 was $158.3 million, compared to $55.7 million for fiscal year 2020. The increase in positive cash generation from operating activities for fiscal year 2021 compared to the prior year was related to the increase in net income and improved net working capital efficiency, specifically related to inventory and customer advances.

Net Cash (Used in) Provided by Investing Activities

Net cash used by investing activities for fiscal year 2022 was $14.8 million, compared to $10.2 million cash used in investing activities for fiscal year 2021. The increase in net cash used by investing activities was primarily due to the reduction of proceeds from the sale of certain assets during fiscal year 2022.

Net cash used by investing activities for fiscal year 2021 was $10.2 million, compared to $1.7 million cash provided by investing activities for fiscal year 2020. The increase in net cash used by investing activities was primarily due to increased investment of PPE partially offset by proceeds from the sale of assets

Net Cash Used in Financing Activities

Net cash used in financing activities for fiscal year 2022 was $69.7 million, compared to $146.2 million for fiscal year 2021. The decrease in cash used was primarily due to the decrease in the cash used to repay the term loan in 2021 offset by higher dividend payments and share repurchases of $70.0 million and lower borrowings on the 2021 ABL facility.

Net cash used in financing activities for fiscal year 2021 was $146.2 million, compared to $49.3 million for fiscal year 2020. The increase in cash used was primarily due to the net proceeds from our 2021 ABL Facility offset by the use of those proceeds to repay the 2017 ABL Facility and Term Loan, payments for debt issuance costs, share repurchases and payments for dividends.

Dividends

Subject to legally available funds and the discretion of our board of directors, we expect to pay a quarterly cash dividend at the rate of $0.05 per share on our common stock. Our dividend policy has certain risks and limitations, particularly with respect to liquidity, and we may not pay dividends according to our policy, or at all. We cannot assure you that we will declare dividends or have sufficient funds to pay dividends on our common stock in the future. During the fiscal year 2022, we paid cash dividends of $12.4 million.

On June 3, 2021, our Board of Directors reinstated a quarterly cash dividend in the amount of $0.05 per share of common stock, which equates to a rate of $0.20 per share of common stock on an annualized basis. During the fiscal year 2021, we paid cash dividends of $6.6 million.

We announced the suspension of our quarterly dividend beginning the second quarter of fiscal year 2020. In the fiscal year ended October 31, 2020 we paid cash dividends of $9.5 million.

Stock Repurchase Program

During fiscal year 2018, the Company's Board of Directors authorized up to $100.0 million of repurchases of the Company's issued and outstanding common stock. During fiscal year 2019, the Company repurchased 717,597 shares under this repurchase program at a total cost of $8.3 million at an average price per share of $11.62. There were no repurchases under this program during fiscal year 2020 and the program expired on September 4, 2020.

On September 2, 2021, the Company's Board of Directors approved the authorization of a new share repurchase program that allows the repurchase of up to $150.0 million of the Company's outstanding common stock, effective immediately. The share repurchase authorization expires in 24 months and gives management the flexibility to determine conditions under which shares may be purchased. During fiscal year 2021, the Company repurchased 250,000 shares under this repurchase program at a total cost of $3.9 million at an average price of $15.45, excluding commissions. During fiscal year 2022, the Company repurchased 5,803,483 shares under this repurchase program at a total cost of $70.0 million at an average price of $12.03, excluding commissions. The approximate dollar values of shares that may yet be purchased under this program is $76.2 million as of October 31, 2022.

2021 ABL Facility

On April 13, 2021, the Company entered into a $550.0 million revolving credit agreement (the "2021 ABL Facility" or "2021 ABL Agreement") with a syndicate of lenders. The 2021 ABL Facility provides for revolving loans and letters of credit in an aggregate amount of up to $550.0 million. The total credit facility is subject to a $30.0 million sublimit for swing line loans and a $35.0 million sublimit for letters of credit (plus up to an additional $20.0 million of letters of credit at issuing bank's discretion), along with certain borrowing base and other customary restrictions as defined in the 2021 ABL Agreement. The 2021 ABL Agreement allows for incremental facilities in an aggregate amount of up to $100.0 million, plus the excess, if any, of the borrowing base then in effect over total commitments then in effect. Any such incremental facilities are subject to receiving additional commitments from lenders and certain other customary conditions. The 2021 ABL Agreement serves as refinancing of indebtedness and terminates the Company's 2017 ABL Facility and Term Loan. The Company repaid $303.4 million of existing principal on the 2017 ABL Facility and Term Loan in connection with this refinancing. The Company also paid $7.0 million of debt issuance costs and recognized a $1.4 million loss on early extinguishment of debt, the latter of which is included in the Consolidated Statement of Operations and Comprehensive Income (loss) for the fiscal year ended October 31, 2021. The debt issuance costs capitalized in connection with the 2021 ABL Facility less accumulated amortization are included in other long-term assets in the Company's Consolidated Balance Sheets.

The 2021 ABL Facility matures on April 13, 2026. The Company may prepay principal, in whole or in part, at any time without penalty.

All revolving loans under the 2021 ABL Facility bear interest at rates equal to, at the Company's option, either a base rate plus an applicable margin, or a Eurodollar rate plus an applicable margin. Applicable interest rate margins are initially 0.75% for all base rate loans and 1.75% for all Eurodollar rate loans (with the Eurodollar rate having a floor of 0.25%), subject to adjustment based on the Company's fixed charge coverage ratio in accordance with the 2021 ABL Agreement. Interest is payable quarterly for all base rate loans and is payable the last day of any interest period or every three months for all Eurodollar rate loans. The weighted-average interest rate on borrowings outstanding under the 2021 ABL Facility was 5.51% as of October 31, 2022. The weighted-average interest rate on borrowings outstanding under the 2021 ABL Facility was 1.75% as of October 31, 2021.

The lenders under the 2021 ABL Facility have a first priority security interest in substantially all personal property assets and certain real property assets of the Company. The 2021 ABL Facility's borrowing base is comprised of eligible receivables and eligible inventory, plus a fixed asset sublimit of certain eligible real property and eligible equipment, which fixed asset sublimit reduces by quarterly amortization as specified in the 2021 ABL Agreement.

The 2021 ABL Agreement contains customary representations and warranties, affirmative and negative covenants, subject in certain cases to customary limitations, exceptions and exclusions. The 2021 ABL Agreement also contains certain customary events of default. The occurrence of an event of default under the 2021 ABL Agreement could result in the termination of the commitments under the 2021 ABL Facility and the acceleration of all outstanding borrowings under it. The 2021 ABL Agreement requires the Company to maintain a minimum fixed charge coverage ratio of 1.10 to 1.00 during certain compliance periods as specified in the 2021 ABL Agreement.

The Company was in compliance with all financial covenants under the 2021 ABL Agreement as of October 31, 2022. As of October 31, 2022, the Company's availability under the 2021 ABL Facility was $307.7 million.

As of October 31, 2021, the Company's availability under the 2021 ABL Facility was $290.0 million.

The fair value of the 2021 ABL Facility approximated book value on October 31, 2022 and October 31, 2021, respectively.

Refer to Note 11, Long-Term Debt, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

Subsequent Events

The Company evaluated subsequent events through December 14, 2022, the date on which the financial statements were available to be issued. Other than the items noted below, no other events were identified.

Quarterly Dividend

On December 8, 2022, the Company's Board of Directors declared a quarterly cash dividend in the amount of $0.05 per share of common stock, which equates to a rate of $0.20 per share of common stock on an annualized basis, payable on January 13, 2023 to shareholders of record on December 30, 2022.

Contractual Obligations

Significant contractual commitments at October 31, 2022 are expected to affect our cash flows in future periods as set forth in the table below.

(in millions)	2023	2024	2025	2026	2027	Thereafter	Total
Debt(a)	$ —	$ —	$ —	$ 230.0	$ —	$ —	$ 230.0
Interest(b)	12.7	12.7	12.7	6.3	—	—	44.4
Operating leases	7.0	4.7	3.1	2.0	1.6	5.5	23.9
Purchasing obligations(c)	7.2	7.2	7.2	—	—	—	21.6
Total commitments(d)	$ 26.9	$ 24.6	$ 23.0	$ 238.3	$ 1.6	$ 5.5	$ 319.9

(a)   Includes estimated principal payments due under our the 2021 ABL Facility as of October 31, 2022.

(b)   Based on interest rates in effect as of October 31, 2022.

(c)   Includes obligations under non-cancellable purchase orders for raw materials and chassis as of October 31, 2022.

(d)   Unrecognized tax benefits totaling $3.8 million as of October 31, 2022, excluding related interests and penalties, are not included in the table because the timing of their resolution cannot be estimated. See Note 17, Income Taxes, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for disclosures regarding uncertain income tax positions under ASC Topic 740.

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. Other than the items noted in Note 18, Commitments and Contingencies, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for additional discussion, we do not have any material off-balance sheet arrangements.

Adjusted EBITDA and Adjusted Net Income

In considering the financial performance of the business, management analyzes the primary financial performance measures of Adjusted EBITDA and Adjusted Net Income. Adjusted EBITDA is defined as net income for the relevant period before depreciation and amortization, interest expense, loss on early extinguishment of debt and provision for income taxes, as adjusted for certain items described below that we believe are not indicative of our ongoing operating performance. Adjusted Net Income is defined as net income, as adjusted for certain items described below that we believe are not indicative of our ongoing operating performance.

We believe Adjusted EBITDA and Adjusted Net Income are useful to investors because these performance measures are used by our management and the Company's Board of Directors for measuring and reporting the Company's financial performance and as a measurement in incentive compensation for management. These measures exclude the impact of certain items which we believe have less bearing on our core operating performance because they are items that are not needed or available to the Company's managers in the daily activities of their businesses. We believe that the core operations of our business are those which can be affected by our management in a particular period through their resource allocation decisions that affect the underlying performance of our operations conducted during that period. We also believe that decisions utilizing Adjusted EBITDA and Adjusted Net Income allow for a more meaningful comparison of operating fundamentals between companies within our markets by eliminating the impact of capital structure and taxation differences between the companies.

To determine Adjusted EBITDA, we adjust Net Income for the following items: non-cash depreciation and amortization, interest expense, loss on early extinguishment of debt, income taxes and other items as described below. Stock-based compensation expense and sponsor expense reimbursement is excluded from both Adjusted Net Income and Adjusted EBITDA because it is an expense, which cannot be impacted by our business managers. Stock-based compensation expense also reflects a cost which may obscure trends in our underlying vehicle businesses for a given period, due to the timing and nature of the equity awards. We also adjust for exceptional items, which are determined to be those that in management's judgment are not indicative of our ongoing operating performance and need to be disclosed by virtue of their size, nature or incidence, and include non-cash items and items settled in cash. In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools. These are not presentations made in accordance with U.S. GAAP, are not measures of financial condition and should not be considered as an alternative to net income or net loss for the period determined in accordance with U.S. GAAP. The most directly comparable U.S. GAAP measure to Adjusted EBITDA and Adjusted Net Income is Net Income for the relevant period. Adjusted EBITDA and Adjusted Net Income are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this performance measure in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with U.S. GAAP. Moreover, such measures do not reflect:

- our cash expenditures, or future requirements for capital expenditures or contractual commitments;

- changes in, or cash requirements for, our working capital needs;

- the cash requirements necessary to service interest or principal payments on our debt;

- the cash requirements to pay our taxes.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

| | | Fiscal Year Ended | |
| | October 31, 2022 | October 31, 2021 | October 31, 2020 |
(in millions)			
Net income (loss)	$ 15.2	$ 44.4	$ (30.5)
Depreciation and amortization	32.3	32.0	40.2
Interest expense, net	16.9	17.3	25.7
Loss on early extinguishment of debt	—	1.4	—
Provision (benefit) for income taxes	4.6	11.3	(15.6)
EBITDA	69.0	106.4	19.8
Transaction expenses(a)	0.7	3.2	3.3
Sponsor expense reimbursement(b)	0.1	0.4	0.5
Restructuring (c)	9.4	2.5	9.9
Restructuring related charges(d)	9.7	0.3	10.5
Impairment charges(e)	—	1.5	12.1
Stock-based compensation expense(f)	8.7	7.8	7.8
Legal matters(g)	7.4	4.0	1.8
Net loss on sale of business and assets(h)	0.1	7.9	11.1
Loss (gain) on acquisition of business(i)	—	0.4	(8.6)
Other items (j)	—	6.1	—
Losses (earnings) attributable to assets held for sale(k)	—	1.0	(0.8)
Deferred purchase price payment(l)	—	—	0.1
Adjusted EBITDA	$ 105.1	$ 141.5	$ 67.5

The following table reconciles Net Income (loss) to Adjusted Net Income for the periods presented:

	Fiscal Year Ended		
(in millions)	October 31, 2022	October 31, 2021	October 31, 2020
Net income (loss)	$ 15.2	$ 44.4	$ (30.5)
Amortization of intangible assets	7.1	9.8	13.3
Transaction expenses(a)	0.7	3.2	3.3
Sponsor expense reimbursement(b)	0.1	0.4	0.5
Restructuring (c)	9.4	2.5	9.9
Restructuring related charges(d)	9.7	0.3	10.5
Impairment charges(e)	—	1.5	12.1
Stock-based compensation expense(f)	8.7	7.8	7.8
Legal matters(g)	7.4	4.0	1.8
Net Loss on sale of business and assets(h)	0.1	7.9	11.1
Loss (gain) on acquisition of business(i)	—	0.4	(8.6)
Other Items(j)	—	6.1	—
Losses (earnings) attributable to assets held for sale(k)	—	1.0	(0.8)
Deferred purchase price payment(l)	—	—	0.1
Loss on early extinguishment of debt(m)	—	1.4	—
Accelerated depreciation on certain property, plant, and equipment (n)	2.3	—	—
Impact of tax rate change(o)	—	(4.2)	(3.5)
Income tax effect of adjustments(p)	(11.6)	(9.6)	(17.5)
Adjusted Net Income	$ 49.1	$ 76.9	$ 9.5

(a)   Reflects costs incurred in connection with business acquisitions, dispositions and capital market transactions. These expenses consist primarily of legal, accounting and due diligence expenses.

(b)   Reflects the reimbursement of expenses to the Company's primary equity holder.

(c)   Restructuring costs for fiscal year 2021 and 2022 incurred in connection with the announced closure of certain facilities within the F&E segment and termination and severance costs incurred within the corporate segment.
Restructuring costs for fiscal year 2020 resulted from the sunset of certain ambulance brands, move from a centralized to a decentralized aftermarket parts business, severance costs related to reductions in force across all segments.

(d)   Reflects costs that are directly attributable to restructuring activities, including charges during fiscal year 2022 and 2021 in connection with the announced closure of certain facilities within the F&E segment, fiscal year 2020 leadership changes and inventory liquidation associated with the decentralization of the Company's aftermarket parts business, but do not meet the definition of restructuring under ASC 420.

(e)   Reflects impairment charges associated with the closing of certain facilities within the F&E segment for fiscal year 2021. Reflects impairment charges associated with the liquidation of all rental vehicles, sunset of certain ambulance brands and decentralization of the Company's aftermarket parts business.
Refer to Note 8, Restructuring and Other Related Charges, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

(f)   Reflects expenses associated with the vesting of equity awards and award modifications.

(g)   Reflects legal fees and costs incurred to litigate and settle legal claims against us which are outside the normal course of business. Costs include payments: (i) for fees and costs to litigate and settle non-ordinary course intellectual property disputes, (ii) for fees and costs to litigate the putative securities class actions and derivative action pending against us and certain of our directors and officers and (iii) for fees to settle certain claims arising from a putative class action in the state of California (iv) fees and costs to settle indemnification liabilities and other claims arising of previously disposed of businesses.

(h)   The current fiscal year reflects a loss on the sale of a business within the F&E segment as part of the restructuring activities within that segment. Fiscal year 2021 reflects losses related to the sale of REV Brazil of $2.8 million, and the loss recognized on the Company's investment in its China JV of $6.2 million, offset by a $1.1 million gain related to the sale of land within the F&E segment. Fiscal year 2020 reflects losses related to the sale of our shuttle bus businesses. Refer to Note 7, Divestitures, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

(i)   Reflects gain cumulative on acquisition of Spartan ER. Refer to Note 3, Acquisitions, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

(j)   Reflects one-time costs including (i) a recall campaign announced on Spartan apparatus that were designed pre-acquisition for which the company is seeking legal indemnification of the losses incurred of $1.3 million; (ii) cumulative costs related to workers compensation liabilities of $4.2 million; (iii) other costs that management does not believe to be recurring in nature of $0.6 million.

(k)   Adjusted EBITDA attributable to businesses that were classified as held for sale during the respective period.

(l)   Reflects the expense associated with the deferred purchase price payments to sellers of Lance. The Company paid $5.0 million during the second quarter of fiscal year 2020 to fully settle the deferred liability.

(m)   Reflects losses recognized upon extinguishment of our 2017 ABL Facility and Term Loan. The loss is entirely comprised of unamortized debt issuance costs that were written off in connection with this extinguishment.

(n)   Reflects accelerated deprecation that was incurred in connection with the announced closure of certain facilities within the F&E segment.

(o)   Reflects the impact of net operating loss carrybacks as a result of the CARES Act. Refer to Note 17, Income Taxes, to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

(p)   Income tax effect of adjustments using a 26.5% effective income tax rate for fiscal years 2022, 2021 and 2020, except for certain items with differing tax treatments.

Seasonality

In a typical year, our operating results are impacted by seasonality. Historically, the slowest sales volume quarter has been the first fiscal quarter when the purchasing seasons for vehicles, such as school buses, RVs and sweepers are the lowest due to the colder weather and the relatively long time until the summer vacation season, and the fact that the school year is underway with municipalities and school bus contractors utilizing their existing fleets to transport student populations. Sales of our products have typically been higher in the second, third and fourth fiscal quarters (with the fourth fiscal quarter typically being the strongest) due to better weather, the vacation season, buying habits of RV dealers and end-users, timing of government/municipal customer fiscal years, and the beginning of a new school year. Our quarterly results of operations, cash flows, and liquidity are likely to be impacted by these seasonal patterns. Sales and earnings for other vehicles that we produce, such as essential emergency vehicles and commercial bus fleets, are less seasonal, but fluctuations in sales of these vehicles can also be impacted by timing surrounding the fiscal years of municipalities and commercial customers, as well as the timing and amounts of multi-unit orders.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 2 to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for additional discussion. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates, assumptions and judgments that affect amounts of assets and liabilities reported in our consolidated financial statements, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and reported amounts of revenues and expenses during the year. We believe our estimates and assumptions are reasonable; however, future results could differ from those estimates. We consider the following accounting estimates to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Goodwill and Indefinite-Lived Intangible Assets

The Company accounts for business combinations by estimating the fair value of consideration paid for acquired businesses, including contingent consideration, and assigning that amount to the fair values of assets acquired and liabilities assumed, with the remainder assigned to goodwill. If the fair value of assets acquired and liabilities assumed exceeds the fair value of consideration paid, a gain on bargain purchase is recognized. The estimates of fair values are determined utilizing customary valuation procedures and techniques, which require us, among other things, to estimate future cash flows and discount rates. Such analyses involve significant judgments and estimations.

Goodwill and indefinite-lived intangible assets, consisting of trade names, are not amortized, however, the Company reviews goodwill and indefinite-lived intangible assets for impairment at least annually or more often if an event occurs or circumstances change which indicates that its carrying amount may not exceed its fair value. The annual impairment review is performed as of the first day of the fourth quarter of each fiscal year based upon information and estimates available at that time. To perform the impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair values of the Company's reporting units or indefinite-lived intangible assets are less than their carrying amounts as a basis for determining whether or not to perform the quantitative impairment test. Qualitative testing includes the evaluation of economic conditions, financial performance and other factors such as key events when they occur. The Company then estimates the fair value of each reporting unit and each indefinite-lived intangible asset not meeting the qualitative criteria and compares their fair values to their carrying values.

Under the quantitative method, the fair value of each reporting unit of the Company is determined by using a combination of the income approach and market approach. The income approach involves the use of significant estimates and assumptions. The income approach involves discounting management's projections of future interim and terminal cash flows to a present value at a risk-adjusted discount rate which corresponds with the Company's and market-participant weighted-average cost of capital ("WACC"). Key assumptions used in the income approach include future sales growth, gross margin and operating expenses trends, depreciation and amortization expense, taxes, capital expenditures and changes in working capital. Projected future cash flows are based on income forecasts and management's knowledge of the current operating environment and expectations for the Company on a going-forward basis. The WACC represents a blended cost of equity and debt capital applicable to the Company based on observed market participant rates of return for a group of comparable public companies in the industry, utilizes market participant capital structure assumptions by reference to the industry's average debt to total invested capital ratios, and is also being adjusted for relative risk premiums specific to each reporting unit tested. The terminal residual value is based upon the projected cash flow for the final projected year and is calculated using a capitalization rate based on estimates of growth of the net cash flows based on the Company's estimate of sustainable growth for each financial reporting unit. The inputs and assumptions used in the determination of fair value are considered Level 3 inputs within the fair value hierarchy.

Under the market approach, the Company utilizes multiples of revenue and earnings from other publicly traded companies with comparable operations, to determine the fair value of the reporting unit.

If the fair value of any reporting unit, as calculated using the income approach and weighted as necessary to the market approach, when applicable, is less than its carrying value, an impairment charge is recorded for any excess of the reporting unit's carrying value over it's fair value, not to exceed the carrying amount of goodwill of that reporting unit.

When determining the fair value of indefinite-lived trade names, the Company uses the relief-from-royalty ("RFR") method, within the income approach. The RFR method assumes that an intangible asset is valuable because the owner of the asset avoids the cost of licensing that asset. Under the RFR method, an estimate is made as to the appropriate royalty income that would be negotiated in an arm's-length transaction if the subject intangible asset were licensed from an independent third party. The royalty savings are then calculated by multiplying a royalty rate, expressed as a percentage of revenues, times a determined applicable level of future revenues provided per each trade name as estimated by the Company. The royalty rate is based on research of industry and market data related to transactions involving the licensing of comparable intangible assets. The resulting future royalty savings are then discounted to their present value equivalent utilizing market participant rates of return, adjusted for relative risk premiums specific to each trade name as well as the reporting unit housing it. In considering the fair value of trade names, the Company also considers relative age, consistent use, quality, expansion possibilities, relative profitability, relative market potential, and how a market participant may employ these intangible assets from a financial and economic point of view.

During the fiscal year 2022, the Company performed its annual goodwill test using both a quantitative and qualitative approach and did not identify any goodwill impairments. During the quarter ended July 31, 2022, management identified a triggering event related to a reporting unit within the Fire & Emergency, ("F&E"), segment. This triggering event was a result of lower operating results compared to forecast, which were primarily driven by uncertainty surrounding the supply of critical components and labor. Accordingly, we performed an interim quantitative goodwill and indefinite-lived intangible asset impairment test on that reporting unit and concluded no impairment existed as of the test date. The goodwill balances at the F&E segment are $88.6 million, Commercial segment of $26.2 million and Recreation segment of $42.5 million.

During the fiscal year 2022, the Company performed its annual indefinite-lived trade name intangibles and did not identify any impairments. Besides intangibles within the F&E segment, the fair value of all intangibles were considerably in excess of their carrying value.

Warranty

Provisions for estimated warranty and other related costs are recorded in cost of sales and are periodically adjusted to reflect actual experience. The amount of accrued warranty liability reflects management's best estimate of the expected future cost of honoring our obligations under our limited warranty plans. The costs of fulfilling our warranty obligations principally involve replacement parts, labor and sometimes travel for any field retrofit or recall campaigns. Our estimates are based on historical experience, the number of units involved and the cost per claim. A significant increase in replacement parts, labor and travel could have a material adverse impact on our operating results. If our warranty reserve were to change by 5%, it would not have a material impact on our gross profit for the fiscal year ended October 31, 2022. Also, each quarter we review actual warranty claims to determine if there are systemic effects that would require a field retrofit or recall campaign.

Recent Accounting Pronouncements

Refer to Note 2 to our 2022 audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a discussion of the impact of new accounting standards on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk based on fluctuations in interest rates and certain commodity market prices for key raw material inputs. Changes in these factors could cause fluctuations in the results of our operations and cash flows.

Interest Rate Risk

We are exposed to market risk based on fluctuations in market interest rates. Our exposure to fluctuating interest rate risk consists of floating rate debt instruments that are indexed to short-term benchmark interest rates. As of October 31, 2022, we had $230.0 million of principal outstanding under our 2021 ABL Facility at an average rate of 5.51% per annum. On an annualized basis, a 100-basis point increase in our floating interest rates under the 2021 ABL Facility would have increased interest expense by $2.3 million. A similar 100-basis point decrease in our floating interest rates would have decreased interest expense by $2.3 million. Both scenarios are affected from rate floor provisions in our credit facility agreement.

Commodity Price Risk

We are a purchaser of certain commodities, including aluminum and raw steel. In addition, we are a purchaser of components and parts containing various commodities, including aluminum, fiberglass, copper and steel, which are integrated into our end products. We generally buy these commodities and components based on fixed market prices that are established with the vendor as part of the purchase process. Currently, purchase contracts generally do not have an indexed price escalation formula to account for economic fluctuations between the contract date and the delivery date. Moving forward, we will be including Raw Material Index movement protocols into supplier pricing agreements where appropriate. We are typically unable to pass along increased costs due to economic fluctuations to our customers. In fiscal year 2022, steel and aluminum raw material inflation resulted in significant increases and surcharges from our suppliers and increased lead-times associated with our raw materials. We rarely use commodity financial instruments to hedge commodity prices. We will alternatively fix our prices for certain materials over an agreed upon amount of time between three months to 24 months through contracts with our vendors.

Item 8. Financial Statements and Supplementary Data.


Report of Independent Registered Public Accounting Firm


To the Shareholders and the Board of Directors of REV Group, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of REV Group, Inc. and its subsidiaries (the Company) as of October 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended October 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated December 14, 2022, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Reporting Units for Goodwill Impairment Testing
As described in Notes 2 and 9 to the financial statements, as of October 31, 2022, the Company's consolidated goodwill balance was $157.3 million. The Company tests for impairment of goodwill annually as of the first day of the fourth quarter, or more frequently if events or circumstances indicate a potential impairment. During the year ended October 31, 2022, and prior to the annual test date, management identified a triggering event related to a reporting unit within the Fire & Emergency segment. This triggering event was a result of lower operating results compared to forecast, which were primarily driven by uncertainty surrounding the supply of critical components and labor. As a result, management performed an interim test for impairment related to goodwill and certain indefinite-lived intangible assets included within that reporting unit. For the remaining reporting units, the impairment test was performed at the annual test date. The Company determines the fair value of its reporting units using a combination of the income and the market approach with a reconciliation to the market capitalization of the Company. To quantitatively measure goodwill impairment, the Company compares the fair value of each reporting unit to its carrying value. When determining the fair value of each reporting unit management makes significant estimates and assumptions, including revenue growth rates, projected operating margins, discount rates and comparable market data.


F-1


Given the significant estimates and assumptions management makes to determine the fair value of the reporting units, we identified management's assumptions related to revenue growth rates, projected operating margins, discount rates and comparable market data utilized in the valuation of the reporting units quantitatively tested for goodwill impairment as a critical audit matter. These assumptions relate to both the interim test for impairment and the test performed at the annual measurement date. Auditing the reasonableness of management's estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

Our audit procedures related to revenue growth rates, projected operating margins, discount rates and comparable market data included the following, among others:

- We obtained an understanding of the relevant controls related to the valuation of the Company's reporting units and tested such controls for design and operating effectiveness, including those controls related to the review of revenue growth rates, projected operating margins and the selection of an appropriate discount rate and comparable market data.

- We evaluated the appropriateness of the market and income approaches as well as the weight assigned to each approach.

- We evaluated the reasonableness of management's assumptions related to revenue growth rates and projected operating income by comparing to (1) historical results, (2) external market and industry data and (3) evidence obtained in other areas of the audit.

- With the assistance of our fair value specialist, we evaluated the appropriateness of valuation models, the reasonableness of the discount rates utilized in the income approach, and the reasonableness of management's selection of market data used in the market approach. We also tested the relevance and reliability of source information underlying the determination of the discount rate.

Valuation of Indefinite-lived Intangible Assets

As described in Notes 2 and 9 to the financial statements, the Company's consolidated indefinite-lived trade names balance was $107.4 million as of October 31, 2022. Management conducts an impairment analysis annually as of the first day of the fourth quarter, or more frequently if events or circumstances indicate that the assets might be impaired. During the year ended October 31, 2022, and prior to the annual test date, management identified a triggering event related to a reporting unit within the Fire & Emergency segment. As a result, an interim impairment test was performed for certain trade names included within that reporting unit. For the remaining trade names, the impairment test was performed as of the annual test date. An impairment exists when the indefinite-lived trade names' carrying value exceeds fair value. To evaluate indefinite-lived trade names for impairment, management first considers qualitative factors to determine whether it is more likely than not that impairment exists. For certain indefinite-lived trade names, the Company performed a quantitative test. The fair values of these trade names utilized in the quantitative tests are based on the prospective stream of hypothetical after-tax royalty cost savings discounted at rates of return appropriate for those assets. The assumptions used in management's estimate which have the most significant effect on the estimated fair value of the Company's trade names are the projected revenue growth attributable to the trade names, royalty rates and discount rates.

Given the significant estimates and assumptions management makes to determine the fair value of trade names quantitatively tested for impairment, we identified management's assumptions related to projected revenue growth, royalty rates and discount rates as a critical audit matter. Auditing the reasonableness of management's estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

Our audit procedures related to the projected revenue growth, royalty rates and discount rates included the following, among others:

- We obtained an understanding of the relevant controls related to estimating the fair value of trade names and tested such controls for design and operating effectiveness, including management review controls related to projected revenue growth attributable to the trade names, royalty rates and discount rates.

- We evaluated the reasonableness of significant assumptions utilized by management, including projected revenue growth attributable to trade names, royalty rates and discount rate by comparing to (1) current and past performance of branded products, (2) external data and (3) evidence obtained in other areas of the audit.

- With the assistance of our fair value specialist, we evaluated the reasonableness of the royalty rates and discount rates and tested the relevance and reliability of source information underlying the determination of such rates.

/s/ RSM US LLP

We have served as the Company's auditor since 2006.

Milwaukee, Wisconsin
December 14, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of REV Group, Inc.

Opinion on the Internal Control Over Financial Reporting
We have audited REV Group, Inc.'s (the Company) internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated December 14, 2022, expressed an unqualified opinion.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Milwaukee, Wisconsin
December 14, 2022

REV Group, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in millions, except per share amounts)

		October 31, 2022		October 31, 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	20.4	$	13.3
Accounts receivable, net		215.0		213.3
Inventories, net		629.5		481.7
Other current assets		23.5		52.7
Total current assets		888.4		761.0
Property, plant and equipment, net		148.9		157.6
Goodwill		157.3		157.3
Intangible assets, net		119.2		126.3
Right of use assets		20.2		19.1
Other long-term assets		10.6		17.0
Total assets	$	1,344.6	$	1,238.3
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	163.9	$	116.2
Short-term customer advances		258.0		210.6
Short-term accrued warranty		18.9		22.3
Short-term lease obligations		6.1		7.1
Other current liabilities		80.5		80.8
Total current liabilities		527.4		437.0
Long-term debt		230.0		215.0
Long-term customer advances		74.8		—
Deferred income taxes		21.0		21.4
Long-term lease obligations		14.2		12.8
Other long-term liabilities		20.9		33.3
Total liabilities		888.3		719.5
Commitments and contingencies				
Shareholders' Equity:				
Preferred stock ($.001 par value, 95,000,000 shares authorized; none issued or outstanding)		—		—
Common stock ($.001 par value, 605,000,000 shares authorized; 59,323,534 and 64,584,291 shares issued and outstanding, respectively)		0.1		0.1
Additional paid-in capital		436.4		502.1
Retained earnings		19.5		16.7
Accumulated other comprehensive income (loss)		0.3		(0.1)
Total shareholders' equity		456.3		518.8
Total liabilities and shareholders' equity	$	1,344.6	$	1,238.3

See Notes to Consolidated Financial Statements.

REV Group, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Dollars in millions, except per share amounts)

		Fiscal Year Ended				
		October 31, 2022		October 31, 2021		October 31, 2020
Net sales	$	2,331.6	$	2,380.8	$	2,277.6
Cost of sales		2,084.1		2,089.8		2,049.5
Gross profit		247.5		291.0		228.1
Operating expenses:						
Selling, general and administrative		190.0		189.0		204.9
Research and development costs		4.2		4.4		5.8
Amortization of intangible assets		7.1		9.8		13.3
Restructuring		9.4		2.5		9.9
Impairment charges		—		1.5		12.1
Total operating expenses		210.7		207.2		246.0
Operating income (loss)		36.8		83.8		(17.9)
Interest expense, net		16.9		17.3		25.7
Loss on early extinguishment of debt		—		1.4		—
Loss on sale of business		0.1		2.8		11.1
Loss on investment in China JV		—		6.2		—
Loss (gain) on acquisition of business		—		0.4		(8.6)
Income (loss) before provision (benefit) for income taxes		19.8		55.7		(46.1)
Provision (benefit) for income taxes		4.6		11.3		(15.6)
Net income (loss)	$	15.2	$	44.4	$	(30.5)
Other comprehensive income (loss), net of tax		0.4		0.3		(1.1)
Comprehensive income (loss)	$	15.6	$	44.7	$	(31.6)
Net income (loss) per common share:						
Basic	$	0.25	$	0.70	$	(0.48)
Diluted	$	0.25	$	0.69	$	(0.48)
Dividends declared per common share	$	0.20	$	0.10	$	0.10

See Notes to Consolidated Financial Statements.

REV Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in millions)

	Fiscal Year Ended		
	October 31, 2022	October 31, 2021	October 31, 2020
Cash flows from operating activities:			
Net income (loss)	$ 15.2	$ 44.4	$ (30.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	32.3	32.0	40.2
Amortization of debt issuance costs	1.7	2.0	2.5
Stock-based compensation expense	8.7	7.8	7.8
Deferred income taxes	(0.5)	1.1	(27.8)
Loss on early extinguishment of debt	—	1.4	—
Gain on sale of assets	—	(1.5)	(1.2)
Impairment charges	—	1.5	12.1
Loss on sale of business	0.1	2.8	11.1
Loss on investment in China JV	—	6.2	—
Loss (gain) on acquisition of business	—	0.4	(8.6)
Changes in operating assets and liabilities, net			
Receivables, net	(1.8)	12.0	44.1
Inventories, net	(149.5)	52.8	27.1
Other current assets	17.1	(1.5)	(1.8)
Accounts payable	47.8	(49.7)	(36.7)
Accrued warranty	(5.7)	(0.6)	2.9
Customer advances	122.3	40.5	4.9
Other liabilities	5.2	9.7	7.7
Long-term assets	(1.3)	(3.0)	1.9
Net cash provided by operating activities	91.6	158.3	55.7
Cash flows from investing activities:			
Purchase of property, plant and equipment	(24.8)	(24.7)	(13.5)
Purchase of rental and used vehicles	—	—	(3.3)
Proceeds from sale of assets	8.2	12.5	11.3
Proceeds from sale of investment in China JV	1.8	—	—
Proceeds from sale of businesses	—	2.0	54.5
Acquisition of businesses, net of cash acquired	—	—	(47.3)
Net cash (used in) provided by investing activities	(14.8)	(10.2)	1.7
Cash flows from financing activities:			
Net proceeds (repayments) from borrowings on revolving credit	15.0	175.0	(35.1)
Repayment of long-term debt	—	(303.4)	(3.3)
Payment of dividends	(12.4)	(6.6)	(9.5)
Repurchase and retirement of common stock	(70.0)	(3.9)	—
Payment of debt issuance costs	—	(7.0)	(1.0)
Proceeds from exercise of common stock options	0.3	2.0	0.8
Other financing activities	(2.6)	(2.3)	(1.2)
Net cash used in financing activities	(69.7)	(146.2)	(49.3)
Net increase in cash and cash equivalents	7.1	1.9	8.1
Cash and cash equivalents, beginning of year	13.3	11.4	3.3
Cash and cash equivalents, end of year	$ 20.4	$ 13.3	$ 11.4
Supplemental disclosures of cash flow information:			
Cash paid (refunded) for:			
Interest	$ 12.0	$ 14.8	$ 23.2
Income taxes, net of refunds	$ (12.8)	$ 3.8	$ 5.5

See Notes to Consolidated Financial Statements.

REV Group, Inc. and Subsidiaries
Consolidated Statement of Shareholders' Equity
(Dollars in millions)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Non-controlling Interest	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
	Amount	# Shares					
Balance, October 31, 2019	$ 0.1	62,217,486 Sh.	$ 490.8	$ 15.8	$ 0.2	$ (1.7)	$ 505.2
Net loss				(30.5)			(30.5)
Sale of business					(0.2)		(0.2)
Other comprehensive loss, net of tax						(1.1)	(1.1)
Stock-based compensation expense			7.4				7.4
Exercise of common stock options	—	130,000 Sh.	0.8				0.8
Vesting and issuance of restricted stock units and awards, net of forfeitures and employee tax withholdings	—	1,055,840 Sh.	(1.2)				(1.2)
Reclassification of Liability Awards			(1.7)				(1.7)
Dividends declared on common stock				(6.4)			(6.4)
Balance, October 31, 2020	$ 0.1	63,403,326 Sh.	$ 496.1	$ (21.1)	$ —	$ (2.8)	$ 472.3
Net Income				44.4			44.4
Sale of business						2.4	2.4
Other comprehensive income, net of tax						0.3	0.3
Stock-based compensation expense			7.8				7.8
Exercise of common stock options	—	221,900 Sh.	2.0				2.0
Vesting of restricted and performance stock units, net of forfeitures and employee tax withholdings	—	316,831 Sh.	(1.7)				(1.7)
Issuance of restricted stock awards, net of forfeitures and employee tax withholdings on vested awards	—	723,092 Sh.	(0.2)				(0.2)
Settlement of Liability Awards	—	169,142 Sh.	2.0				2.0
Repurchase and retirement of common stock	—	(250,000 Sh.)	(3.9)				(3.9)
Dividends declared on common stock				(6.6)			(6.6)
Balance, October 31, 2021	$ 0.1	64,584,291 Sh.	$ 502.1	$ 16.7	$ —	$ (0.1)	$ 518.8
Net Income				15.2			15.2
Stock-based compensation expense			8.7				8.7
Exercise of common stock options	—	44,900 Sh.	0.3				0.3
Vesting of restricted and performance stock units, net of forfeitures and employee tax withholdings	—	274,485 Sh.	(2.1)				(2.1)
Issuance of restricted stock awards, net of forfeitures and employee tax withholdings on vested awards	—	223,341 Sh.	(2.6)				(2.6)
Other comprehensive income, net of tax						0.4	0.4
Repurchase and retirement of common stock	—	(5,803,483 Sh.)	(70.0)				(70.0)
Dividends declared on common stock				(12.4)			(12.4)
Balance, October 31, 2022	$ 0.1	59,323,534 Sh.	$ 436.4	$ 19.5	$ —	$ 0.3	$ 456.3

See Notes to Consolidated Financial Statements.

REV Group, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
(All tabular amounts presented in millions, except share and per share amounts)

Note 1. Nature of Operations, Equity Sponsor and Related Party Transactions

Nature of Operations: REV Group, Inc. ("REV" or "the Company") companies are leading designers, manufacturers and distributors of specialty vehicles and related aftermarket parts and services, serving a diversified customer base, primarily in the United States, through three segments: Fire & Emergency, Commercial and Recreation. The Company's Fire & Emergency business is conducted primarily under the following brands: E-One, Ferrara, KME, Spartan Emergency Response, Smeal, Spartan Fire Chassis, Ladder Tower, AEV, Horton, Leader, Road Rescue and Wheeled Coach. The Company's Commercial business is conducted primarily under the following brands: Capacity, Collins Bus, Magellan, ENC and LayMor. The Company's Recreation vehicle business is conducted primarily under the following brands: American Coach, Fleetwood RV, Holiday Rambler, Renegade RV, Midwest Automotive Designs and Lance Camper.

Equity Sponsor: The Company's primary equity holders are funds and an investment vehicle associated with AIP CF IV, LLC, which the Company collectively refers to as "American Industrial Partners," "AIP" or "Sponsor" and which indirectly own approximately 46.5% of REV Group's voting equity as of October 31, 2022. AIP is an operations and engineering-focused private equity firm headquartered in New York, New York.

In June 2021, the Company completed a secondary offering (the "June 2021 Secondary Offering") in which 5,500,000 shares of common stock were sold by certain selling security holders to the public at a price of $15.50 per share. The underwriters were also granted an option, which they exercised in full, to purchase up to an additional 825,000 shares of common stock from the selling security holders. Upon completion of the June 2021 Secondary Offering, AIP ceased to beneficially own a majority of the Company's common stock. As a result, the Company is no longer a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange, and the Company no longer relies on exemptions from corporate governance requirements that are available to controlled companies. The Company did not receive any proceeds from the June 2021 Secondary Offering. The Company incurred approximately $0.4 million in offering costs during the fiscal year ended October 31, 2021, and these costs were included within selling, general and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Related Party Transactions: During fiscal years 2022, 2021 and 2020, the Company reimbursed its primary equity holder for expenses in the amount of $0.1 million, $0.4 million and $0.5 million, respectively. These expenses are included in selling, general and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Certain production facilities and offices for two of the Company's subsidiaries are or were leased from certain members of management. Rent expense under these arrangements during fiscal years 2022, 2021 and 2020 totaled $0 million, $0.1 million and $0.7 million, respectively.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of REV and all of its subsidiaries and are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company's fiscal year is from November 1 to October 31. Unless otherwise stated, references to fiscal years 2022, 2021 and 2020 relate to the fiscal years ended October 31, 2022, 2021 and 2020, respectively.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Business Combinations: The purchase price of an acquired company is allocated between assets acquired and liabilities assumed from the acquired business based on their estimated fair values. Any excess of consideration transferred is recorded as goodwill. To the extent the estimated fair value of the net assets acquired exceeds the purchase price, a gain on bargain purchase is recorded in current operations. The results of operations of the acquired businesses are included in the Company's operating results from the dates of acquisition.

Assets acquired and liabilities assumed generally include tangible, working capital accounts, and intangible assets, and contingent assets and liabilities. When available, the estimated fair values of these assets and liabilities are determined based on observable inputs such as quoted market prices, information from comparable transactions, and the replacement cost of assets in the same condition or stage of usefulness (Level 1 and 2). If observable inputs are not available, unobservable inputs are used such as expected future cash flows or internally developed estimates of value (Level 3).

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of bank deposits and overnight sweep accounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Under our cash management system, book overdraft balances may exist for our disbursement accounts, which represent uncleared checks in excess of cash balances in individual bank accounts. Such amounts are recorded in accounts payable in the Consolidated Balance Sheets and are reflected as an operating activity in the Consolidated Statements of Cash Flows. As of October 31, 2022 and October 31, 2021, the Company had net book overdrafts of $6.2 million and $9.7 million, respectively.

Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand and are maintained with major financial institutions within the United States. As of October 31, 2022 and October 31, 2021, the Company had $20.2 million and $13.1 million of uninsured cash balances in excess of Federal Depository Insurance Company limits, respectively.

Accounts Receivable: Accounts Receivable consist of amounts billed and due from customers. The Company extends credit to customers in the normal course of business and maintains an allowance for uncollectible accounts resulting from the inability or unwillingness of customers to make required payments. Management determines the allowance for uncollectible accounts by evaluating individual customer receivables and considering a customer's financial condition, credit history, the age of accounts receivable and current economic conditions.

Receivables are written off when management determines collection is highly unlikely and collection efforts have ceased. The change in the allowance for uncollectible accounts is as follows:

	Fiscal Year Ended		
	October 31, 2022	October 31, 2021	October 31, 2020
Beginning balance	$ 1.9	$ 1.8	$ 0.7
Net recorded expense	—	1.3	1.3
Write-offs, net of recoveries/payments	(0.1)	(1.2)	(0.2)
Ending balance	$ 1.8	$ 1.9	$ 1.8

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers and their dispersion within North America. However, the majority of receivables are with dealers and municipalities in the United States. The Company continuously monitors credit risk associated with its receivables. The Company's top five customers accounted for approximately 12%, 16% and 14% of its net sales for fiscal years 2022, 2021 and 2020, respectively.

Inventories: Inventories are stated at the lower of aggregate cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. If inventory costs exceed expected net realizable value due to obsolescence or quantities on hand are in excess of expected demand, the Company records reserves for the difference between the cost and the expected net realizable value. These reserves are recorded based on various factors, including recent sales history and sales forecasts, industry market conditions, vehicle model changes and general economic conditions.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost, except when acquired in a business combination where property, plant and equipment are recorded at fair value. Depreciation of property, plant and equipment is recognized over the estimated useful lives of the respective assets using the straight-line method. The estimated useful lives are as follows:

	Years
Buildings, related improvements & land improvements	5-39
Machinery & equipment	3-15
Computer hardware & software	3-10
Office, furniture & other	3-15

Expenditures that extend the useful life of existing property, plant and equipment are capitalized and depreciated over the remaining useful life of the related asset. Expenditures for repairs and maintenance are expensed as incurred. When property, plant and equipment are retired or sold, the cost and related accumulated depreciation is removed from the Company's balance sheet, with any gain or loss reflected in operations.

Goodwill and Indefinite-Lived Intangible Assets: Goodwill and Indefinite-lived intangible assets, consisting of tradenames, are reviewed for impairment by applying a fair-value based test on an annual basis, or more frequently if events or circumstances indicate a potential impairment. The annual impairment review is performed as of the first day of the fourth quarter of each fiscal year based upon information and estimates available at that time. Goodwill and indefinite-lived intangible assets are evaluated for impairment, we may first perform a qualitative assessment to determine if it is more likely than not that the carrying value of the asset is recoverable. When the fair value of the reporting unit or tradename is less than its carrying value, a further analysis is performed to measure and recognize the amount of the impairment loss, if any. Impairment losses, limited to the carrying value of the related asset, is recorded for the amount by which the carrying amount exceeds fair value.

As part of the annual test on both goodwill and indefinite-lived intangible assets, the Company may utilize a qualitative approach rather than a quantitative approach to determine if an impairment exists, considering various factors including industry changes, actual results as compared to forecasted results, or the timing of a recent acquisition, if applicable.

The Company performed its annual goodwill and indefinite lived intangible asset impairment analyses as of August 1, 2022. During fiscal year 2022, the Company performed its annual test on goodwill and indefinite-lived intangible assets, using both a quantitative and qualitative approach and did not identify any impairments.

Long-Lived Assets Including Definite-Lived Intangible Assets: Property, plant and equipment and intangible assets with definite lives are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of such assets to the undiscounted future cash flows expected to be generated by such assets. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent that the fair value exceed its carrying amount. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market value and third-party independent appraisals, as considered necessary.

Self-Insurance: The Company self-insures a portion of its workers' compensation and health insurance. Under these self-insurance plans, liabilities are recognized for claims incurred, including those incurred but not reported. We use third party administrators and actuaries who use historical claims experience, state and industry specific development factors and various state statutes to assist in the determination of the accrued liability balance. As the Company pays the claims, the reserve is released for incurred and reported claims.

Advertising costs: Advertising costs, which include trade show and online marketing, are included in selling, general and administrative expense and are expensed as incurred. The Company incurred $9.2 million, $10.3 million, and $8.3 million for the fiscal year ended, October 31, 2022, 2021 and 2020 respectively.

Revenue Recognition: Substantially all of the Company's revenue is recognized from contracts with customers with product shipment destinations in the United States and Canada. The Company accounts for a contract when it has approval and commitment from both parties, the rights and payment terms of the parties are identified, the contract has commercial substance and collectability of consideration is probable. The Company determines the transaction price for each contract at inception based on the consideration that it expects to receive for the goods and services promised under the contract. The transaction price excludes sales and usage-based taxes collected and certain "pass-through" amounts collected on behalf of third parties. The Company has elected to expense incremental costs to obtain a contract when the amortization period of the related asset is expected to be less than one year.

The Company's primary source of revenue is generated from the manufacture and sale of specialty vehicles through its direct sales force or dealer network. The Company also generates revenue through separate contracts that relate to the sale of aftermarket parts and services. Revenue is typically recognized at a point-in-time, when control is transferred, which generally occurs when the product has been shipped to the customer or when it has been picked-up from the Company's manufacturing facilities. Shipping and handling costs that occur after the transfer of control are fulfillment costs that are and are recorded in "Cost of Sales" in the Consolidated Statements of Operations and Comprehensive income (loss) when incurred or when the related product revenue is recognized, whichever is earlier. Periodically, certain customers may request bill and hold transactions according to the terms in the contract. In such cases, revenue is not recognized until after control has transferred which is generally when the customer has requested such transaction and has been notified that the product (i) has been completed according to customer specifications, (ii) has passed our quality control inspections, (iii) has been separated from our inventory and is ready for physical transfer to the customer, and (iv) the Company cannot use the product or redirect the product to another customer. Warranty obligations associated with the sale of a unit are assurance-type warranties that are a guarantee of the unit's intended functionality and, therefore, do not represent a distinct performance obligation within the context of the contract.

Contract Assets and Contract Liabilities

The Company is generally entitled to bill its customers upon satisfaction of its performance obligations, and payment is usually received shortly after billing. Payments for certain contracts are received in advance of satisfying the related performance obligations. Such payments are recorded as "customer advances" in the Company's Consolidated Balance Sheets. The Company reduces the contract liabilities when the Company transfers control of the promised good or service. During fiscal year 2022, the Company recognized $130.0 million of revenue that was included in the customer advances balance of $210.6 million as of October 31, 2021. During fiscal year 2021, the Company recognized $138.4 million of revenue that was included in the customer advances balance of $170.1 million as of October 31, 2020. During fiscal year 2020, the Company recognized $106.7 million of revenue that was included in the customer advances balance of $129.9 million as of October 31, 2019. The Company's payment terms do not include a significant financing component outside of the F&E segment. Within the F&E segment, customers earn interest on customer advances at a rate determined at contract inception. Interest charges during the years ended October 31, 2022, October 31, 2021 and October 31, 2020 of $6.9 million, $5.5 million, and $4.5 million respectively, were recorded in "interest expense" in the Consolidated Statement of Operations and Comprehensive Income (loss). The Company does not have significant contract assets.

Remaining Performance Obligations

As of October 31, 2022, the Company had unsatisfied performance obligations for non-cancellable contracts with an original duration greater than one year totaling $1,706.2 million, of which $1,448.3 million is expected to be satisfied and revenue recognized in fiscal year 2023 and $257.9 million is expected to be satisfied and revenue recognized thereafter.

Warranty: Provisions for estimated warranty and other related costs are recorded in cost of sales and are periodically adjusted to reflect actual experience. The amount of accrued warranty liability reflects management's estimate of the expected future cost of settling the Company's obligations under its warranty programs. The costs of fulfilling the Company's warranty obligations primarily consist of replacement parts, labor and sometimes travel for any field retrofit or recall campaigns. The Company's estimates are based on historical warranty expenditures, length of the warranty obligations for units sold, and the number of units under warranty. If a warranty cost is incurred due to a defect in a purchased material, the Company will seek reimbursement from the vendor to the fullest extent possible. The Company reviews warranty claims experience to determine if there are defects affecting numerous vehicles that would require a field retrofit or recall campaign.

Fair Value Measurements: The Company's financial instruments not required to be adjusted to fair value on a recurring basis consist principally of cash, receivables, long-term debt and accounts payable. The Company believes cash, accounts receivable, and accounts payable are recorded at amounts that approximate their current market values based on their short-term nature.

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between unrelated market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy established by the Financial Accounting Standards Board ("FASB").

For illustrative purposes, the levels within the FASB fair value hierarchy are as follows:

Level 1 Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable, including the company's own assumptions in determining fair value.

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements. Based on Company's estimates, the carrying amounts of cash and cash equivalents, accounts receivable, net, and accounts payable approximated fair value as of October 31, 2022 and 2021. See the Notes to Consolidated Financial Statements for additional fair value information.

Income Taxes: Deferred income tax assets and liabilities are based on the temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities using currently enacted tax rates and laws. Valuation allowances are established to reduce deferred tax assets to the amount ultimately expected to be realized. The realization of deferred tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible for income tax purposes. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making the assessment of the realizability of deferred tax assets. The Company will continue to evaluate its valuation allowance requirements in light of changing facts and circumstances and may adjust its deferred tax valuation allowances accordingly. It is reasonably possible that the Company will either add to or reverse a portion of its existing deferred tax asset valuation allowance in the future.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company must determine the probability of various possible outcomes. The Company evaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. The evaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.

The Company includes interest and penalties related to income tax liabilities in the provision (benefit) for income taxes in the Company's Consolidated Statements of Operations and Comprehensive income (loss). Liabilities for income taxes payable, accrued interest and penalties that are due within one year of the balance sheet date are included in other current liabilities.

Stock-Based Compensation: Stock compensation expense for restricted stock units and awards is recorded over the vesting period based on the grant date fair value of the awards. The grant date fair value is equal to the closing share price of the Company's common stock on the date of grant. Forfeitures of restricted stock units and awards are recognized as they occur.

Stock compensation expense for performance stock unit awards is recorded over the vesting period based on the grant date fair value of the awards and achievement of specified performance targets. The grant date fair value is equal to the closing share price of the Company's common stock on the date of grant. Forfeitures of performance stock units and awards are recognized as they occur.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

The following accounting pronouncement did not have a material impact on the Company's consolidated financial statements:

- In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), "Simplifying the Accounting for Income Taxes". The standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Company adopted ASU 2019-12 as of November 1, 2021. The adoption did not have a material impact on the Company's consolidated financial statements.

Note 3. Acquisitions

Spartan Emergency Response

On February 1, 2020, the Company acquired substantially all of the assets and liabilities of Spartan Emergency Response ("Spartan ER"), a leading designer, manufacturer and distributor of custom emergency response vehicles, cabs and chassis for the emergency response market, and its brands, from The Shyft Group (NASDAQ: SHYF). Spartan ER is reported as part of the Fire & Emergency segment. The acquisition increases the Company's market share in several key product categories and provides access to several large new municipalities and regional markets. The initial purchase price for Spartan ER was $54.8 million of cash, which was funded through the Company's 2017 ABL credit facility. The preliminary purchase price allocation, which was based on a $54.8 million purchase price, resulted in a gain of $11.9 million, which is included in the Company's Consolidated Statement of Operations and Comprehensive Income (loss) for the fiscal year ended October 31, 2020.

The initial purchase price was adjusted to $47.3 million in connection with the post close net working capital adjustments that were finalized in the fourth quarter of fiscal year 2020 and subsequent receipt of $7.5 million from the seller. These updates resulted in a decrease to the cumulative gain on acquisition of $3.3 million, from $11.9 million to $8.6 million.

During the first quarter of fiscal year 2021, the purchase price allocation was updated to reflect immaterial measurement period adjustments made to inventories and warranty, and certain other assets acquired and liabilities assumed. These updates resulted in a decrease to the cumulative gain on acquisition of $0.4 million, from $8.6 million to $8.2 million. The measurement period adjustments did not have a material impact on the Company's results of operations during that period.

Net sales and operating income attributable to Spartan ER for the fiscal years 2022, 2021 and 2020 were $260.0 million, $212.4 million and $10.0 million, respectively.

Note 4. Inventories

Inventories, net of reserves, consisted of the following:

	October 31, 2022		October 31, 2021	
Chassis	$	82.7	$	33.5
Raw materials & parts		240.6		188.0
Work in process		281.1		231.0
Finished products		35.5		39.4
		639.9		491.9
Less: reserves		(10.4)		(10.2)
Total inventories, net	$	629.5	$	481.7

Note 5: Other Current Assets

Other current assets consisted of the following:

	October 31, 2022		October 31, 2021	
Prepaids	$	18.0	$	16.5
Income tax receivable		4.7		22.3
Insurance receivable		—		12.8
Other		0.8		1.1
Total	$	23.5	$	52.7

See Note 18, Commitments and Contingencies, for additional information on the Insurance receivable.

Note 6. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	October 31, 2022		October 31, 2021	
Land & land improvements	$	18.6	$	19.1
Buildings & improvements		105.4		107.5
Machinery & equipment		95.4		88.6
Rental & used vehicles		2.1		2.5
Computer hardware & software		60.6		58.9
Office furniture & fixtures		5.0		4.3
Construction in process		6.6		7.8
		293.7		288.7
Less: accumulated depreciation		(144.8)		(131.1)
Total property, plant and equipment, net	$	148.9	$	157.6

Depreciation expense for fiscal years 2022, 2021 and 2020 was $25.2 million, $22.2 million and $26.9 million, respectively.

Note 7. Divestitures

The Company previously made an initial investment in its China joint venture, Anhui Chery REV Specialty Vehicle Technology Co., Ltd ("China JV"), in exchange for 10% equity interest in its China JV. The Company recorded this investment under the equity method of accounting. The Company's investment in the China JV also includes an interest-bearing loan.

During the fourth quarter of fiscal year 2021, the Company made the strategic decision to exit its interests in the China JV and began soliciting offers to sell the investment and settle the loan. In connection with this decision, the Company recorded a loss of $6.2 million, which represents the difference between the carrying value of the investment and loan and the estimated proceeds to be received upon sale and settlement, respectively. This amount has been recorded as a non-operating loss within our Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal year ended October 31, 2021.

During the third quarter of fiscal year 2022, the Company sold its equity interest in the China JV, and received $1.8 million. The remaining proceeds of approximately $0.7 million, which approximates the carrying value of the remaining assets associated with the sale, are expected to be received during fiscal year 2023. The cash received during the third quarter of fiscal year 2022 has been included within the Investing section of the Consolidated Statement of Cash Flows for the fiscal year ended October 31, 2022.

During fiscal year 2021, in connection with a strategic review of the product portfolio, the Company made the decision to divest of its REV Brazil business. In connection with this sale, the Company recognized a loss of $2.8 million, which is included in the Company's Consolidated Statement of Operations and Comprehensive Income (Loss) for the fiscal year ended October 31, 2021. Total proceeds received in connection with this sale was $4.0 million, $2.0 million of which was received in the third quarter of fiscal year 2021. The remaining $2.0 million was received in the third quarter of fiscal year 2022 and has been included within Other financing activities in the Consolidated Statement of Cash Flows for the year October 31, 2022. The REV Brazil business was previously reported as part of the Fire & Emergency segment.

In the third quarter of fiscal year 2020, and in connection with a strategic review of the product portfolio, the Company completed the sale of its shuttle bus businesses. The Company received cash proceeds of $48.9 million in the third quarter of fiscal year 2020, and the remaining $1.6 million in the fourth quarter of fiscal year 2020. In connection with this sale, the Company recognized a loss of $11.1 million, which is included in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal year ended October 31, 2020. The Company used the proceeds from the disposition to reduce outstanding borrowings. The shuttle bus businesses were previously reported as part of the Commercial segment.

In the first quarter of fiscal year 2020, the Company completed the sale of REV Coach. The Company received total cash proceeds of $4.0 million in fiscal year 2020.

Note 8. Restructuring and Other Related Charges

In September 2021, the Company announced that it would close its Kovatch Mobile Equipment ("KME") production facilities located in Nesquehoning, PA and Roanoke, VA and relocate the production to other existing F&E segment facilities within the United States. The production facilities have been closed to better align our manufacturing footprint, to access our broad operational expertise and resources, enhance quality and improve delivery times by leveraging the advanced manufacturing capabilities that we have throughout the F&E segment.

The Company incurred certain restructuring and other related charges in connection with the decision to relocate its existing KME production facilities. For the fiscal year ended October 31, 2022, the Company recorded restructuring charges of $9.4 million and additional charges of $12.0 million consisting of $8.5 million of production inefficiencies, $2.3 million of accelerated depreciation and $1.2 million of other costs. For the fiscal year ended October 31, 2021, the Company recorded restructuring and impairment charges on certain production facilities of $2.5 million and $1.5 million, respectively.

The pre-tax impairment and restructuring costs, by category and segment, are summarized below:

	Employee Severance and Termination Benefits		Contract termination and other costs		Asset Impairments		Fiscal Year Ended October 31, 2022	
Fire & Emergency	$	4.3	$	5.1	$	—	$	9.4
Commercial		—		—		—		—
Recreation		—		—		—		—
Corporate and Other		—		—		—		—
Total	$	4.3	$	5.1	$	—	$	9.4

	Employee Severance and Termination Benefits		Contract termination and other costs		Asset Impairments		Fiscal Year Ended October 31, 2021	
Fire & Emergency	$	1.3	$	0.3	$	1.5	$	3.1
Commercial		—		—		—		—
Recreation		—		—		—		—
Corporate and Other		0.9		—		—		0.9
Total	$	2.2	$	0.3	$	1.5	$	4.0

Changes in the Company's restructuring reserves related to the initiatives were as follows:

	Employee Severance and Termination Benefits		Contract termination and other costs		Asset Impairment		Fiscal Year Ended October 31, 2021	
Balance, beginning of year	$	—	$	—	$	—	$	—
Restructuring provision		2.2		0.3		1.5		4.0
Utilized - cash		(1.2)		(0.3)		—		(1.5)
Utilized - noncash		—		—		(1.5)		(1.5)
Balance, end of year	$	1.0	$	—	$	—	$	1.0

	Employee Severance and Termination Benefits		Contract termination and other costs		Asset Impairment		Fiscal Year Ended October 31, 2022	
Balance, beginning of year	$	1.0	$	—	$	—	$	1.0
Restructuring provision		4.3		5.1		—		9.4
Utilized - cash		(5.3)		(5.1)		—		(10.4)
Utilized - noncash		—		—		—		—
Balance, end of year	$	—	$	—	$	—	$	—

As of April 30, 2022 the Company had ceased production activities at the Nesquehoning, PA and Roanoke, VA locations. During the fiscal year ended, October 31, 2022, the Company sold certain properties, machinery and equipment previously used at the Nesquehoning, PA location. The net proceeds received from this sale was $7.4 million, which has been included as a cash inflow from investing activities under the "Proceeds from sale of assets" caption within the Consolidated Statement of Cash flow for the fiscal year ended October 31, 2022.

As of October 31, 2022, this restructuring activity was substantially complete.

In fiscal year 2020, the Company recorded impairment and restructuring charges of $12.1 million and $9.9 million, respectively.

These charges resulted from the Company's exit from its rental program and related liquidation of its rental fleet, the sunset of certain low profit ambulance brands, move from a centralized to a decentralized aftermarket parts business to better align that business to support customers and enable sustainable growth, the exit from certain low profit businesses in the F&E segment, and severance costs related to reductions in force across the Company in response to the ongoing COVID-19 pandemic.

The pre-tax impairment and restructuring costs, by category and segment related to these activities, are summarized below:

No additional charges have been or will be incurred with respect to these 2020 initiatives.

	Employee Severance and Termination Benefits		Contract termination and other costs		Asset Impairments		Fiscal Year Ended October 31, 2020	
Fire & Emergency	$	3.2	$	2.9	$	3.3	$	9.4
Commercial		0.2		—		—		0.2
Recreation		0.4		—		—		0.4
Corporate and Other		1.8		1.4		8.8		12.0
Total	$	5.6	$	4.3	$	12.1	$	22.0

Note 9. Goodwill and Intangible Assets

The table below represents goodwill by segment:

	October 31, 2022		October 31, 2021	
Fire & Emergency	$	88.6	$	88.6
Commercial		26.2		26.2
Recreation		42.5		42.5
Total goodwill	$	157.3	$	157.3

The change in the net carrying value amount of goodwill consisted of the following:

	October 31, 2022		October 31, 2021	
Balance at beginning of period	$	157.3	$	157.3
Activity during the year:				
Acquisitions		—		—
Divestitures		—		—
Balance at end of period	$	157.3	$	157.3

There were no changes in the net carrying amount of goodwill during the periods ended October 31, 2022 and October 31, 2021, respectively.

During the quarter ended July 31, 2022, management identified a triggering event related to a reporting unit within the Fire & Emergency, ("F&E"), segment. This triggering event was a result of lower operating results compared to forecast, which were primarily driven by uncertainty surrounding the supply of critical components and labor. Accordingly, the Company performed an interim quantitative goodwill and indefinite-lived intangible asset impairment test on that reporting unit and concluded no impairment existed as of the test date. The Company also performed our annual impairment test and concluded no impairment existed as of the test date.

Intangible assets (excluding goodwill) consisted of the following:

	October 31, 2022					
	Weighted-Average Life	Gross		Accumulated Amortization		Net
Finite-lived intangible assets:						
Customer relationships	8	$	43.7	$	(31.9)	$ 11.8
Indefinite-lived trade names			107.4		—	107.4
Total intangible assets, net		$	151.1		(31.9)	$ 119.2

	October 31, 2021					
	Weighted-Average Life	Gross		Accumulated Amortization		Net
Finite-lived intangible assets:						
Customer relationships	8	$	66.2	$	(47.3)	$ 18.9
Non-compete agreements	5		2.0		(2.0)	—
			68.2		(49.3)	18.9
Indefinite-lived trade names			107.4		—	107.4
Total intangible assets, net		$	175.6	$	(49.3)	$ 126.3

Amortization expense was $7.1 million, $9.8 million and $13.3 million for fiscal years 2022, 2021 and 2020, respectively. The estimated future amortization expense of intangible assets for the subsequent five fiscal years is as follows: 2023—$3.5 million, 2024—$2.3 million, 2025—$1.7 million, 2026—$1.2 million, 2027—$1.2 million and thereafter—$1.9 million.

Note 10. Other Current Liabilities

Other current liabilities consisted of the following:

	October 31, 2022	October 31, 2021
Payroll and related benefits and taxes	$ 38.2	$ 27.9
Incentive compensation	3.2	11.9
Customer sales programs	2.4	1.8
Restructuring	—	1.0
Restructuring related charges	—	1.4
Interest payable	5.4	2.2
Legal accrual	3.4	13.8
Accrued professional fees	4.5	3.7
Other	23.4	17.1
Total other current liabilities	$ 80.5	$ 80.8

See Note 18, Commitments and Contingencies, for additional information on the Legal accrual.

Note 11. Long-Term Debt

The Company was obligated under the following debt instruments:

	October 31, 2022	October 31, 2021
2021 ABL facility	$ 230.0	$ 215.0

2021 ABL Facility

On April 13, 2021, the Company entered into a $550.0 million revolving credit agreement (the "2021 ABL Facility" or "2021 ABL Agreement") with a syndicate of lenders. The 2021 ABL Facility provides for revolving loans and letters of credit in an aggregate amount of up to $550.0 million. The total credit facility is subject to a $30.0 million sublimit for swing line loans and a $35.0 million sublimit for letters of credit (plus up to an additional $20.0 million of letters of credit at issuing bank's discretion), along with certain borrowing base and other customary restrictions as defined in the 2021 ABL Agreement. The 2021 ABL Agreement allows for incremental facilities in an aggregate amount of up to $100.0 million, plus the excess, if any, of the borrowing base then in effect over total commitments then in effect. Any such incremental facilities are subject to receiving additional commitments from lenders and certain other customary conditions. The 2021 ABL Agreement serves as refinancing of indebtedness and terminates the Company's 2017 ABL Facility and Term Loan. The Company repaid $303.4 million of existing principal on the 2017 ABL Facility and Term Loan in connection with this refinancing. The Company also paid $7.0 million of debt issuance costs and recognized a $1.4 million loss on early extinguishment of debt, the latter of which is included in the Consolidated Statement of Operations and Comprehensive Income (Loss) for the fiscal year ended October 31, 2021. The debt issuance costs capitalized in connection with the 2021 ABL Facility less accumulated amortization are included in other long-term assets in the Company's Consolidated Balance Sheets. The debt issuance costs are amortized over the life of the debt on a straight-line basis.

The 2021 ABL Facility matures on April 13, 2026. The Company may prepay principal, in whole or in part, at any time without penalty.

All revolving loans under the 2021 ABL Facility bear interest at rates equal to, at the Company's option, either a base rate plus an applicable margin, or a Eurodollar rate plus an applicable margin. Applicable interest rate margins are initially 0.75% for all base rate loans and 1.75% for all Eurodollar rate loans (with the Eurodollar rate having a floor of 0.25%), subject to adjustment based on the Company's fixed charge coverage ratio in accordance with the 2021 ABL Agreement. Interest is payable quarterly for all base rate loans and is payable the last day of any interest period or every three months for all Eurodollar rate loans. The weighted-average interest rate on borrowings outstanding under the 2021 ABL Facility was 5.51% as of October 31, 2022. The weighted-average interest rate on borrowings outstanding under the 2021 ABL Facility was 1.75% as of October 31, 2021. On November 1, 2022, the Company amended the 2021 ABL Facility to transition from the Eurodollar based benchmark rates to the Secured Overnight Financing Rate ("SOFR"). The Company does not expect the transition from the Eurodollar rate to SOFR to have a material impact on the Company's results of operations as SOFR has approximated the Eurodollar rate.

The lenders under the 2021 ABL Facility have a first priority security interest in substantially all personal property assets and certain real property assets of the Company. The 2021 ABL Facility's borrowing base is comprised of eligible receivables and eligible inventory, plus a fixed asset sublimit of certain eligible real property and eligible equipment, which fixed asset sublimit reduces by quarterly amortization as specified in the 2021 ABL Agreement.

The 2021 ABL Agreement contains customary representations and warranties, affirmative and negative covenants, subject in certain cases to customary limitations, exceptions and exclusions. The 2021 ABL Agreement also contains certain customary events of default. The occurrence of an event of default under the 2021 ABL Agreement could result in the termination of the commitments under the 2021 ABL Facility and the acceleration of all outstanding borrowings under it. The 2021 ABL Agreement requires the Company to maintain a minimum fixed charge coverage ratio of 1.10 to 1.00 during certain compliance periods as specified in the 2021 ABL Agreement.

The Company was in compliance with all financial covenants under the 2021 ABL Agreement as of October 31, 2022. As of October 31, 2022, the Company's availability under the 2021 ABL Facility was $307.7 million.

As of October 31, 2021, the Company's availability under the 2021 ABL Facility was $290.0 million.

The fair value of the 2021 ABL Facility approximated book value on October 31, 2022 and October 31, 2021.

Note 12. Warranties

The Company's products generally carry explicit warranties that extend from several months to several years, based on terms that are generally accepted in the marketplace. Selected components (such as engines, transmissions, tires, etc.) included in the Company's products may include warranties from original equipment manufacturers ("OEM"). These OEM warranties are passed on to the end customer of the Company's products, and the customer deals directly with the applicable OEM for any issues encountered on those components.

Changes in the Company's warranty liability consisted of the following:

	Fiscal Year Ended	
	October 31, 2022	October 31, 2021
Balance at beginning of year	$ 37.6	$ 37.0
Warranty provisions	25.9	31.1
Settlements made	(31.4)	(31.6)
Acquired business	—	1.2
Change in liability of pre-existing warranties	(0.2)	(0.1)
Balance at end of year	$ 31.9	$ 37.6

Accrued warranty is classified in the Company's consolidated balance sheets as follows:

	October 31, 2022	October 31, 2021
Current liabilities	$ 18.9	$ 22.3
Other long-term liabilities	13.0	15.3
Total warranty liability	$ 31.9	$ 37.6

Note 13. Leases

The Company leases certain administrative and production facilities and equipment under long-term, non-cancelable operating lease agreements. The Company determines if an arrangement is or contains a lease at contract inception and recognizes a ROU asset and a lease liability based on the present value of fixed, and certain index-based lease payments at the lease commencement date. Variable payments are excluded from the present value of lease payments and are recognized in the period in which the payment is made. Lease agreements may include options to extend or terminate the lease or purchase the underlying asset. In situations where the Company is reasonably certain to exercise such options, they are considered in determining the lease term and the associated option payments, or exercise price in the case of an option to purchase, are included in the measurement of the lease liabilities and ROU assets. The Company's leases generally do not include restrictive financial or other covenants, or residual value guarantees. The Company generally uses its incremental borrowing rate as the discount rate for measuring its lease liabilities, as the Company cannot determine the interest rate implicit in the lease because it does not have access to certain lessor specific information. Lease expense is recognized on a straight-line basis over the lease term. The Company does not have significant finance leases. The Company has elected not to separate payments for lease components from payments for non-lease components for all classes of leases. Additionally, the Company has elected the short-term lease recognition exemption for all leases that qualify, which means ROU assets and lease liabilities will not be recognized for leases with an initial term of twelve months or less.

During fiscal year 2022, the Company recognized total operating lease costs of $9.2 million, and paid cash of $10.4 million. During fiscal year 2021, the Company recognized total operating lease costs of $9.6 million, and paid cash of $9.8 million. During fiscal year 2020, the Company recognized total operating lease costs of $10.1 million, and paid cash of $9.4 million.

At October 31, 2022, future minimum operating lease payments for operating leases that have a non-cancelable term greater than one year are summarized by fiscal year in the table below:

2023	7.0
2024	4.7
2025	3.1
2026	2.0
2027	1.6
Thereafter	5.5
Total undiscounted lease payments	23.9
Less: imputed interest	(3.6)
Total lease liabilities	$ 20.3

As of October 31, 2022, the weighted average remaining lease term and the weighted average discount rate for operating leases was 5.7 years and 5.3%, respectively.

As of October 31, 2021, the weighted average remaining lease term and the weighted average discount rate for operating leases was 5.4 years and 5.0%, respectively.

Note 14. Employee Benefits

The Company has a defined contribution 401(k) plan covering substantially all employees. The plan allows employees to defer up to 100% of their employment income (subject to annual contribution limits imposed by the I.R.S.) after all taxes and applicable benefit deductions. Each employee who elects to participate is eligible to receive Company matching contributions that are based on employee contributions to the plans, subject to certain limitations. Amounts expensed for the Company's matching and discretionary contributions were $10.5 million, $9.6 million and $9.8 million during fiscal years 2022, 2021 and 2020, respectively.

Note 15. Stock Repurchase Program

On September 2, 2021, the Company's Board of Directors approved the authorization of a new share repurchase program that allows the repurchase of up to $150.0 million of the Company's outstanding common stock, effective immediately. The share repurchase authorization expires in 24 months and gives management the flexibility to determine conditions under which shares may be purchased.

During fiscal year 2022, the Company repurchased 5,803,483 shares under this repurchase program at a total cost of $70.0 million at an average price, excluding commissions, of $12.03 per share. The remaining amount that may be purchased under this program is $76.1 million.

During fiscal year 2021, the Company repurchased 250,000 shares under this repurchase program at a total cost of $3.9 million at an average price, excluding commissions, of $15.45.

Note 16. Stock Compensation

The 2016 Omnibus Incentive Plan (the "2016 Plan") has 8,000,000 shares authorized for issuance with 5,052,762 shares remaining at October 31, 2022. The 2016 Plan replaced the 2010 Long-Term Incentive Plan (the "2010 Plan") in January 2017 in connection with our IPO. While no new awards will be granted under the 2010 Plan, awards previously issued under that plan that were outstanding as of the approval date of the 2016 Plan will remain outstanding and continue to be governed by the provisions of the 2010 Plan. The 2010 Plan has 842,886 shares remaining for issuance at October 31, 2022. The awards issued under the 2010 Plan that are currently outstanding are limited to stock options. These stock options are all fully vested and exercisable and have a contractual term of up to 10 years.

Under the 2016 Plan, officers, directors, including non-employee directors, and employees of the Company may be granted restricted stock awards (RSAs), restricted stock units (RSUs) or performance stock units (PSUs). Restricted stock awards and units generally vest over a one to four-year service period following the grant date, provided the recipient is still our employee, or non-employee director, at the time of vesting. Performance stock unit awards generally vest over a three to five-year service period following the grant date, provided the recipient is still our employee at the time of vesting, and provided the achievement of performance targets applicable to each award.

For fiscal years 2022, 2021, and 2020, the Company recorded stock-based compensation expense of $8.7 million, $7.8 million, and $7.8 million, respectively, as selling, general and administrative expenses in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss). The actual income tax benefit realized totaled $1.9 million, $1.5 million, and $1.8 million for those same periods.

<u>Restricted Stock Awards</u>: The change in the number of nonvested restricted stock awards outstanding consisted of the following:

	Number of Awards	Weighted-Average Grant Date Fair Value Per Award	
Nonvested, beginning of year	1,198,892	$	8.98
Granted	447,309		16.08
Vested	(431,945)		8.52
Forfeited	(38,770)		10.28
Nonvested, end of year	1,175,486	$	11.81

The weighted average grant date fair value of restricted stock awards granted during fiscal year 2021 and 2020 was $10.42 and $8.64 per award, respectively. The total fair value of restricted stock awards that vested during fiscal years 2022, 2021 and 2020 was $6.1 million, $2.0 million and $0 million respectively.

As of October 31, 2022, the Company had $9.2 million of unrecognized compensation expense related to restricted stock awards, which will be recognized over a weighted-average period of 2.3 years.

Restricted Stock Units: The change in the number of nonvested restricted stock units outstanding consisted of the following:

	Number of Units		Weighted-Average Grant Date Fair Value Per Unit
Nonvested, beginning of year	881,127	$	9.54
Granted	422,007		14.90
Vested	(323,919)		9.74
Forfeited	(255,257)		12.08
Nonvested, end of year	723,958	$	11.69

The weighted average grant date fair value of restricted stock units granted during fiscal years 2021 and 2020 was $10.25 and $10.81, per unit respectively. The total fair value of restricted stock units that vested during fiscal years 2022, 2021 and 2020 was $4.6 million, $2.8 million and $5.9 million, respectively.

As of October 31, 2022, the Company had $5.7 million of unrecognized compensation expense related to restricted stock units, which will be recognized over a weighted-average period of 2.7 years.

Performance Stock Units: The change in the number of nonvested performance stock units consisted of the following:

	Number of Units		Weighted-Average Grant Date Fair Value Per Unit
Nonvested, beginning of year	656,575	$	6.98
Granted	—		—
Vested	(106,751)		4.95
Forfeited	—		—
Nonvested, end of year	549,824		6.07

The weighted average grant date fair value of performance stock units granted during fiscal year 2021 and 2020 was $8.92 and $5.23, respectively. The total fair value of performance stock units that vested during fiscal years 2022, 2021 and 2020 was $1.3 million, and $1.8 million and $0.7 million, respectively.

As of October 31, 2022, the Company had $3.9 million of unrecognized compensation expense related to performance stock units, which will be recognized over a weighted-average period of 2.4 years.

Stock Options: Stock option activity for fiscal year 2022 was as follows:

	Number of Options	Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value of Options	
Outstanding, beginning of year	50,900	$	7.16	3.8	$	0.4
Granted	—		—	—		—
Exercised	(44,900)		7.03	3.4		0.2
Forfeited	—		—	—		—
Expired	—		—	—		—
Outstanding, end of year	6,000	$	8.11	3.4	$	—
Exercisable, end of year	6,000	$	8.11	3.4	$	—

The aggregate intrinsic value above reflects the total pre-tax intrinsic value (the difference between the per share fair value of the Company's stock and the exercise price of the stock options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on October 31, 2022 and October 31, 2021. The intrinsic value of the Company's stock options changes based on the changes in the share price of the Company's common stock.

The total intrinsic value of stock options exercised during fiscal years 2022, 2021, and 2020, was $0.2 million, $2.1 million, and $0.6 million, respectively.

As of October 31, 2022, all outstanding options were completely vested so there was no unrecognized compensation expense related to stock options as of that date.

Note 17. Income Taxes

Income is taxed in the following jurisdictions:

	Fiscal Year Ended		
	October 31, 2022	October 31, 2021	October 31, 2020
Domestic	$ 20.0	$ 65.6	$ (45.6)
Foreign	(0.2)	(9.9)	(0.5)
Income (loss) before provision (benefit) for income taxes	$ 19.8	$ 55.7	$ (46.1)

Provision (benefit) for income taxes is summarized as follows:

	Fiscal Year Ended		
	October 31, 2022	October 31, 2021	October 31, 2020
Current:			
Federal	$ 4.2	$ 8.8	$ 10.4
State	0.9	1.3	1.8
Foreign	—	0.1	—
Total Current	$ 5.1	$ 10.2	$ 12.2
Deferred:			
Federal	(1.9)	(0.4)	(24.0)
State	1.4	1.5	(3.8)
Foreign	—	—	—
Total Deferred	(0.5)	1.1	(27.8)
Provision (benefit) for income taxes	$ 4.6	$ 11.3	$ (15.6)

Income tax provision (benefit) at the federal statutory rate is reconciled to the Company's provision (benefit) for income taxes as follows:

	Fiscal Year Ended		
	October 31, 2022	October 31, 2021	October 31, 2020
Income tax provision (benefit) at federal statutory rate	$ 4.1	$ 11.7	$ (9.7)
Taxes on foreign income which differ from the U.S. statutory rate	—	(0.1)	—
State expense (benefit)	0.1	2.3	(2.3)
CARES Act impact	—	(4.2)	(3.5)
Manufacturing and research incentives	(1.9)	(0.6)	(0.9)
Nondeductible items	0.1	0.5	0.8
Uncertain tax positions	0.3	—	0.4
Valuation allowance	2.2	2.1	0.2
Bargain purchase gain	—	0.1	(2.2)
Stock-based compensation	(0.4)	(0.1)	1.4
Other items	0.1	(0.4)	0.2
Provision (benefit) for income taxes	$ 4.6	$ 11.3	$ (15.6)

Tax expense for fiscal year 2022 was favorably impacted by incentives for the U.S. research and share-based compensation tax deductions. Tax expense was unfavorably impacted by valuation allowances on certain state tax attributes.

Tax expense for fiscal year 2021 was favorably impacted by tax benefits related to net operating loss carrybacks allowable under the CARES Act and incentives for U.S. research. Tax expense was unfavorably impacted by the valuation allowances related to the loss on our China JV.

Tax benefit for fiscal year 2020 was favorably impacted by tax benefits related to loss carrybacks allowable under the CARES Act and the nontaxable gain on the acquisition of Spartan ER. Tax benefit was also favorably impacted by incentives for the U.S. research and unfavorably impacted by share-based compensation tax deductions.

No items included in Other items in the income tax reconciliation above are individually, or when appropriately aggregated, significant.

On March 27, 2020, the U.S. enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The Cares Act is an emergency stimulus package that includes spending and tax benefits to strengthen the U.S. economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions include removal of certain limitations on utilization of net operating losses, allowing for net operating loss carrybacks for certain past and future losses, increasing the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Reform Act. In fiscal year 2021, the Company evaluated the impact of the CARES Act and recorded a tax benefit of $3.5 million for the carryback of the fiscal year 2018 federal net operating loss. In addition, the Company recorded a tax benefit of $4.2 million in fiscal year 2022 for the carryback of its fiscal year 2021 net operating loss. As the Company is carrying the losses back to years beginning before January 1, 2020, the 2021 and 2022 fiscal years cumulative tax benefit of $7.7 million is a result of the rate differential between the previous 35% federal tax rate and current statutory rate of 21%.

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities include the following items:

	October 31, 2022		October 31, 2021	
Deferred tax assets:				
Product warranty	$	4.9	$	6.2
Inventory		5.1		2.9
Deferred employee benefits		4.9		7.1
Net operating loss and credit carryforwards		7.4		8.1
Other reserves and allowances		6.5		4.2
Gross deferred tax assets		28.8		28.5
Less: valuation allowance		(6.0)		(3.8)
Deferred tax assets		22.8		24.7
Deferred tax liabilities:				
Intangible assets		(24.1)		(23.6)
Property, plant and equipment		(17.7)		(20.3)
Other		(2.0)		(2.2)
Deferred tax liabilities		(43.8)		(46.1)
Net deferred tax liability	$	(21.0)	$	(21.4)

The net deferred tax liabilities recorded in the consolidated balance sheet are as follows:

	October 31, 2022		October 31, 2021	
Noncurrent deferred tax asset	$	—	$	—
Noncurrent deferred tax liability		(21.0)		(21.4)
Net deferred tax liability	$	(21.0)	$	(21.4)

As of October 31, 2022, the Company has capital loss carryforwards of $9.2 million which expire in 2026 and are offset by a full valuation allowance. The Company has state net operating loss carryforwards of $71.4 million, which begin to expire in 2027 and are partially offset by a valuation allowance. The Company also has net operating loss carryforwards generated in Canada of $0.6 million, which are offset by valuation allowances because the losses are projected to expire prior to being utilized. The Company has state tax credit carryforwards of $1.7 million, which begin to expire in 2023 and are partially offset by a valuation allowance.

The Company, or one of its subsidiaries, files income tax returns in the U.S, Canada, Singapore and various state jurisdictions. With few exceptions, fiscal years 2016 through 2021 remain open to tax examination by Canadian and U.S. federal and state tax authorities. The Company regularly assesses the likelihood of an adverse outcome resulting from examinations to determine the adequacy of its tax reserves.

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows:

| | Fiscal Year Ended | | |
	October 31, 2022	October 31, 2021	October 31, 2020
Balance at beginning of year	$ 3.6	$ 2.7	$ 2.4
Additions for tax positions in prior year	—	1.0	0.2
Additions for tax positions in current year	0.2	0.1	0.1
Cash settlements with taxing authorities	—	(0.2)	—
Balance at end of year	$ 3.8	$ 3.6	$ 2.7

If recognized, $4.3 million, $4.0 million, and $3.1 million of the Company's unrecognized tax benefits as of October 31, 2022, October 31, 2021 and October 31, 2020, respectively, would affect the Company's effective income tax rate.

Note 18. Commitments and Contingencies

Personal Injury Actions and Other: Product and general liability claims arise against the Company from time to time in the ordinary course of business. These claims are generally covered by third-party insurance. There is inherent uncertainty as to the eventual resolution of unsettled claims. Management, however, believes that any losses will not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

Market Risks: The Company is contingently liable under bid, performance and specialty bonds and has open standby letters of credit issued by the Company's banks in favor of third parties as follows:

	October 31, 2022	October 31, 2021
Performance, bid and specialty bonds	$ 572.3	$ 480.0
Open standby letters of credit	12.3	23.6
Total	$ 584.6	$ 503.6

The increase in performance, bid and specialty bonds is attributable to municipal contracts within our F&E segment.

Chassis Contingent Liabilities: The Company obtains certain vehicle chassis from automobile manufacturers under converter pool agreements. These agreements generally provide that the manufacturer will supply chassis at the Company's various production facilities under the terms and conditions set forth in the agreement. The manufacturer does not transfer the certificate of origin to the Company upon delivery. Accordingly, the chassis are not owned by the Company when delivered, therefore, are excluded from the Company's inventory. Upon being put into production, the Company owns the inventory and becomes obligated to pay the manufacturer for the chassis. Chassis are typically placed into production within 90 to 120 days of delivery to the Company. If the chassis are not placed into production within this timeframe, the Company generally purchases the chassis and records inventory, or the Company is obligated to begin paying an interest charge on this inventory until purchased. Such agreements are customary in the industries in which the Company operates and the Company's exposure to loss under such agreements is limited by the value of the vehicle chassis that would be resold to mitigate any losses. The Company's contingent liability under such agreements was $11.9 million and $13.9 million as of October 31, 2022 and October 31, 2021, respectively.

Repurchase Commitments: The Company has repurchase agreements with certain lending institutions. The repurchase commitments are on an individual unit basis with a term from the date it is financed by the lending institution through payment date by the dealer or other customer, generally not exceeding two years. The Company also repurchases inventory from dealers from time to time due to state law or regulatory requirements that require manufacturers to repurchase inventory if a dealership exits the business. The Company's maximum contingent liability under such agreements were $333.8 million and $185.8 million as of October 31, 2022, and October 31, 2021, respectively, which represents the gross value of all vehicles under repurchase agreements. Such agreements are customary in the industries in which the Company operates and the Company's exposure to loss under such agreements is limited by the resale value of the units which is required to be repurchased. Losses incurred under such arrangements have not been significant and the Company expects this pattern to continue. The reserve for losses included in other liabilities on contracts outstanding at October 31, 2022 and October 31, 2021 is immaterial.

Guarantee Arrangements: The Company is party to multiple agreements whereby it guarantees indebtedness of others, including losses under loss pool agreements. The Company estimated that its maximum loss exposure under these contracts was $8.7 million and $14.8 million at October 31, 2022 and October 31, 2021, respectively. Under the terms of these and various related agreements and upon the occurrence of certain events, the Company generally has the ability to, among other things, take possession of the underlying collateral. While the Company does not expect to experience losses under these agreements that are materially in excess of the amounts reserved, it cannot provide any assurance that the financial condition of the third parties will not deteriorate resulting in the third party's inability to meet their obligations. Additionally, the Company cannot guarantee that the collateral underlying the agreements will be available or sufficient to avoid losses materially in excess of the amount reserved.

Other Matters: The Company is, from time to time, party to various legal proceedings arising out of ordinary course of business. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty; however, the Company believes that its ultimate liability, if any, arising from pending legal proceedings, as well as from asserted legal claims and known potential legal claims, which are probable of assertion, taking into account established accruals for estimated liabilities, should not be material to the business, financial condition or results of operations.

A consolidated federal putative securities class action and a consolidated state putative securities class action against the Company and certain of its officers and directors was settled during fiscal year 2022. These actions collectively purported to assert claims on behalf of putative classes of purchasers of the Company's common stock in or traceable to its January 2017 IPO, purchasers in its secondary offering of common stock in October 2017, and purchasers from October 10, 2017 through June 7, 2018. The actions alleged certain violations of the Securities Act of 1933 and, for the federal action, the Securities Exchange Act of 1934. Collectively, the actions sought certification of the putative classes asserted and compensatory damages and attorneys' fees and costs. On May 19, 2021, the parties to the consolidated federal and state putative securities class actions executed a stipulation of settlement for a class settlement with the court and moved for preliminary approval. The settlement payment is being fully covered by the Company's insurers. The settlement payment and the related insurance proceeds are recorded in other current liabilities and other current assets, respectively, in the Company's Consolidated Balance Sheets as of October 31, 2021. The court entered a judgment approving the settlement on December 9, 2021. During the first quarter of fiscal year 2022, the Company's insurers made the final settlement payment. As of October 31, 2022, there are no further amounts recorded in the Consolidated Balance Sheets.

Two purported derivative actions, which have since been consolidated, were also filed in 2019 against the Company's directors (with the Company as a nominal defendant), premised on allegations similar to those asserted in the consolidated federal securities litigation. The parties to the consolidated derivative actions reached a settlement in principle on all issues on or about November 3, 2021. The plaintiffs filed a stipulation of settlement for the derivative actions with the court and moved for preliminary approval of the settlement on January 14, 2022. The court granted final approvement of the settlement on November 17, 2022. The settlement payment is being fully covered by the Company's insurers.

Note 19. Earnings Per Common Share

Basic earnings per common share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing net income (loss) by the weighted-average number of common shares outstanding assuming dilution. The difference between basic EPS and diluted EPS is the result of the dilutive effect of outstanding stock options, performance stock units and restricted stock units. The table below reconciles basic weighted-average common shares outstanding to diluted weighted-average shares outstanding for fiscal years 2022, 2021 and 2020:

	Fiscal Year Ended		
	October 31, 2022	October 31, 2021	October 31, 2020
Basic weighted-average common shares outstanding	60,500,505	63,388,575	63,044,872
Dilutive stock options	12,588	65,654	—
Dilutive restricted stock awards	381,327	541,865	—
Dilutive restricted stock units	283,381	498,052	—
Dilutive performance stock units	—	158,479	—
Diluted weighted-average common shares	61,177,801	64,652,625	63,044,872

The table below represents exclusions from the calculation of weighted-average shares outstanding assuming dilution due to the anti-dilutive effect of the common stock equivalents for fiscal years 2022, 2021 and 2020:

	Fiscal Year Ended		
	October 31, 2022	October 31, 2021	October 31, 2020
Anti-Dilutive Stock Options	—	—	284,800
Anti-Dilutive Restricted Stock Awards	44,113	3,326	682,917
Anti-Dilutive Restricted Stock Units	28,779	2,683	920,261
Anti-Dilutive Performance Stock Units	—	—	451,370
Anti-Dilutive Common Stock Equivalents	72,892	6,009	2,339,348

Note 20. Business Segment Information

The Company is organized into three reportable segments based on management's process for making operating decisions, allocating capital and measuring performance, and based on the similarity of products, customers served, common use of facilities, and economic characteristics. The Company's segments are as follows:

Fire & Emergency: This segment includes KME, E-One, Ferrara, Spartan ER, American Emergency Vehicles, Leader Emergency Vehicles, Horton Emergency Vehicles, and REV Ambulance Orlando. These business units manufacture and market commercial and custom fire and emergency vehicles primarily for fire departments, airports, other governmental units, contractors, hospitals and other care providers in the United States and other countries.

Commercial: This segment includes Collins Bus, ENC, Capacity and LayMor. Collins Bus manufactures, markets and distributes school buses, normally referred to as Type A school buses. Capacity manufactures, markets and distributes trucks used in terminal type operations, i.e., rail yards, warehouses, rail terminals and shipping terminals/ports. LayMor manufactures, markets and distributes industrial sweepers for both the commercial and rental markets.

Recreation: This segment includes REV Recreation Group ("RRG"), Goldshield Fiberglass, Inc. ("Goldshield"), Renegade, Midwest and Lance, and their respective manufacturing facilities, service and parts divisions. RRG primarily manufactures, markets and distributes Class A RVs in both gas and diesel models. Renegade primarily manufacturers, markets and distributes Class C and "Super C" RVs. Midwest manufactures, markets and distributes Class B RVs and luxury vans. Lance manufactures, markets and distributes truck campers and towable campers. Goldshield manufactures, markets and distributes fiberglass reinforced molded parts to a diverse cross section of original equipment manufacturers and other commercial and industrial customers, including various components for RRG, which is one of Goldshield's primary customers.

For purposes of measuring financial performance of its business segments, the Company does not allocate to individual business segments costs or items that are of a corporate nature. The caption "Corporate, Other & Elims" includes corporate office expenses, results of insignificant operations, intersegment eliminations and income and expense not allocated to reportable segments.

Total assets of the business segments exclude general corporate assets, which principally consist of cash and cash equivalents, certain property, plant and equipment and certain other assets pertaining to corporate and other centralized activities.

Intersegment sales generally include amounts invoiced by a segment for work performed for another segment. Amounts are based on actual work performed and agreed-upon pricing which is intended to be reflective of the contribution made by the supplying business segment. All intersegment transactions have been eliminated in consolidation.

Selected financial information of the Company's segments is as follows:

	Fiscal Year 2022				
	Fire & Emergency	Commercial	Recreation	Corporate, Other & Elims	Consolidated
Net Sales	$ 965.4	$ 410.2	$ 957.8	$ (1.8)	$ 2,331.6
Depreciation and amortization	$ 14.2	$ 2.9	$ 12.9	$ 2.2	$ 32.3
Capital expenditures	$ 12.4	$ 2.0	$ 7.5	$ 2.9	$ 24.8
Total assets	$ 703.6	$ 232.2	$ 353.2	$ 55.6	$ 1,344.6
Adjusted EBITDA	$ 2.5	$ 22.3	$ 110.9	$ (30.6)	

	Fiscal Year 2021				
	Fire & Emergency	Commercial	Recreation	Corporate, Other & Elims	Consolidated
Net Sales	$ 1,135.1	$ 387.3	$ 858.5	$ (0.1)	$ 2,380.8
Depreciation and amortization	$ 12.0	$ 2.9	$ 14.2	$ 2.9	$ 32.0
Capital expenditures	$ 14.4	$ 2.4	$ 4.7	$ 3.2	$ 24.7
Total assets	$ 650.9	$ 190.9	$ 309.8	$ 86.7	$ 1,238.3
Adjusted EBITDA	$ 57.7	$ 31.0	$ 86.0	$ (33.2)	

	Fiscal Year 2020				
	Fire & Emergency	Commercial	Recreation	Corporate, Other & Elims	Consolidated
Net Sales	$ 1,132.0	$ 484.8	$ 657.8	$ 3.0	$ 2,277.6
Depreciation and amortization	$ 13.5	$ 5.7	$ 13.7	$ 7.3	$ 40.2
Capital expenditures	$ 7.1	$ 2.7	$ 2.0	$ 1.7	$ 13.5
Total assets	$ 731.3	$ 207.1	$ 305.4	$ 68.5	$ 1,312.3
Adjusted EBITDA	$ 39.9	$ 34.5	$ 38.4	$ (45.3)	

The following tables present net sales by geographic region based on product shipment destination for fiscal years 2022, 2021 and 2020:

	Fiscal Year 2022			
	U.S. and Canada	Europe/ Africa	Rest of World	Total
Fire & Emergency	$ 950.6	$ 0.3	$ 14.5	$ 965.4
Commercial	408.7	—	1.5	410.2
Recreation	952.7	0.2	4.9	957.8
Corporate, Other & Elims	(1.8)	—	—	(1.8)
Total Net Sales	$ 2,310.2	$ 0.5	$ 20.9	$ 2,331.6

	Fiscal Year 2021			
	U.S. and Canada	Europe/ Africa	Rest of World	Total
Fire & Emergency	$ 1,092.4	$ 5.5	$ 37.2	$ 1,135.1
Commercial	386.4	-	0.9	387.3
Recreation	853.3	0.9	4.3	858.5
Corporate, Other & Elims	(0.1)	—	—	(0.1)
Total Net Sales	$ 2,332.0	$ 6.4	$ 42.4	$ 2,380.8

	Fiscal Year 2020			
	U.S. and Canada	Europe/ Africa	Rest of World	Total
Fire & Emergency	$ 1,088.8	$ 0.5	$ 42.7	$ 1,132.0
Commercial	480.2	0.9	3.7	484.8
Recreation	652.7	0.2	4.9	657.8
Corporate & Other	3.0	—	—	3.0
Total Net Sales—External Customers	$ 2,224.7	$ 1.6	$ 51.3	$ 2,277.6

In considering the financial performance of the business, the chief operating decision maker analyzes the primary financial performance measure of Adjusted EBITDA. Adjusted EBITDA is defined as net income for the relevant period before depreciation and amortization, interest expense, loss on extinguishment of debt and income taxes, as adjusted for items management believes are not indicative of the Company's ongoing operating performance. Adjusted EBITDA is not a measure defined by U.S. GAAP but is computed using amounts that are determined in accordance with U.S. GAAP. A reconciliation of this performance measure to net income (loss) is included below.

The Company believes Adjusted EBITDA is useful to investors and used by management for measuring profitability because the measure excludes the impact of certain items which management believes have less bearing on the Company's core operating performance, and allows for a more meaningful comparison of operating fundamentals between companies within its industries by eliminating the impact of capital structure and taxation differences between the companies. Additionally, Adjusted EBITDA is used by management to measure and report the Company's financial performance to the Company's Board of Directors, assists in providing a meaningful analysis of the Company's operating performance and is used as a measurement in incentive compensation for management.

Provided below is a reconciliation of segment Adjusted EBITDA to net income (loss):

| | | Fiscal Year Ended | | |
	October 31, 2022		October 31, 2021	October 31, 2020
Fire & Emergency Adjusted EBITDA	$	2.5	$ 57.7	$ 39.9
Commercial Adjusted EBITDA		22.3	31.0	34.5
Recreation Adjusted EBITDA		110.9	86.0	38.4
Corporate and Other Adjusted EBITDA		(30.6)	(33.2)	(45.3)
Depreciation and amortization		(32.3)	(32.0)	(40.2)
Interest expense, net		(16.9)	(17.3)	(25.7)
Loss on early extinguishment of debt		—	(1.4)	—
Income tax (provision) benefit		(4.6)	(11.3)	15.6
Transaction expenses		(0.7)	(3.2)	(3.3)
Sponsor expense reimbursement		(0.1)	(0.4)	(0.5)
Restructuring		(9.4)	(2.5)	(9.9)
Restructuring related charges		(9.7)	(0.3)	(10.5)
Impairment charges		—	(1.5)	(12.1)
Stock-based compensation expense		(8.7)	(7.8)	(7.8)
Legal matters		(7.4)	(4.0)	(1.8)
Net loss on sale of business and assets		(0.1)	(7.9)	(11.1)
(Loss) gain on acquisition of business		—	(0.4)	8.6
Other items		—	(6.1)	—
(Loss) earnings attributable to assets held for sale		—	(1.0)	0.8
Deferred purchase price payment		—	—	(0.1)
Net Income (Loss)	$	15.2	$ 44.4	$ (30.5)

Note 21. Subsequent Events

The Company evaluated subsequent events through December 14, 2022, the date on which the financial statements were available to be issued. Other than the items noted below, no other events were identified.

Quarterly Dividend

On December 8, 2022, the Company's Board of Directors declared a quarterly cash dividend in the amount of $0.05 per share of common stock, which equates to a rate of $0.20 per share of common stock on an annualized basis, payable on January 13, 2023 to shareholders of record on December 30, 2022.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Exchange Act, the Company's management evaluated, with the participation of the Company's President and Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d-15(e) under the Exchange Act) as of October 31, 2022, the end of the period covered by this report. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission ("SEC") rules and forms, and to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management conducted an assessment of the effectiveness of its internal control over financial reporting as of October 31, 2022 using the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management believes that as of October 31, 2022, the Company's internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, RSM US LLP, has issued an attestation report on our internal control over financial reporting. The report appears in "Item 8. Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during fiscal year 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On December 8, 2022, the Board of Directors (the "Board") of REV Group, Inc. (the "Company") approved the appointment of Joseph LaDue as Chief Accounting Officer of the Company, effective as of December 15, 2022, with responsibility as the Company's principal accounting officer.

Prior to his appointment as Chief Accounting Officer of the Company, Mr. LaDue, 43, previously served as Corporate Controller of the Company since January 2021 and Assistant Corporate Controller of the Company since December 2018. Prior to joining the Company, Mr. LaDue spent 13 years in public accounting, including as a Senior Audit Manager at KPMG LLP. Mr. LaDue is a CPA and holds a master's degree in accounting from the University of Nebraska – Lincoln and a bachelor's degree in accounting from the University of Wisconsin – Milwaukee.

In connection with his appointment as Chief Accounting Officer, the Company entered into an offer letter (the "Offer Letter") with Mr. LaDue setting forth certain terms of his employment with the Company commencing December 15, 2022. The Offer Letter and Mr. LaDue's employment thereunder may be terminated with or without cause or notice, by the Company or by Mr. LaDue.

Under the terms of the Offer Letter, Mr. LaDue will receive an initial annual base salary of $230,000. Mr. LaDue will also be eligible to participate in the Rev Group, Inc. 2016 Omnibus Incentive Plan (the "Plan"). On December 8, 2022 the Board granted an initial restricted stock award to Mr. LaDue under the Plan equivalent to 40% of his base salary, vesting in equal installments on December 31, 2023, December 31, 2024, December 31, 2025 and December 31, 2026. The share amounts for each of these awards was determined based on the Company's average share price for the prior 30 days at the time of grant. Additional annual awards under the Plan are expected to be reviewed by the Board in December of each year. Mr. LaDue will also be eligible to participate in the REV Management Incentive Plan, and in all employee benefits plans offered to the Company's employees generally.

Upon a termination of employment without cause, Mr. LaDue is entitled under the Company's severance policy to severance benefits consisting of up to twelve months of base salary.

The foregoing description of the Offer Letter contained herein does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Letter.

Upon the effective date of Mr. LaDue's appointment, Mark Skonieczny, the Company's Chief Financial Officer, will no longer be considered the Company's principal accounting officer.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item will appear in our definitive proxy statement for our Annual Meeting of Shareholders (the "Proxy Statement") to be filed with the SEC within 120 days of the fiscal year ended October 31, 2022, which information is incorporated in this item by reference.

Item 11. Executive Compensation.

The information required by Item 402 of Regulation S-K will be included under the captions "Executive Compensation" and "Director Compensation" in our Proxy Statement, which sections are incorporated in this item by reference. The information required by Item 407(e)(4) of Regulation S-K will be included under the caption "Corporate Governance–Compensation Committee Interlocks and Insider Participation" in the Proxy Statement, which section is incorporated in this item by reference.

The information required by Item 407(e)(5) of Regulation S-K will be included under the caption "Executive Compensation—Compensation Committee Report" in the Proxy Statement, which section is incorporated in this item by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will appear under the headings "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement, which section is incorporated in this item by reference.

The information required by Item 201(d) of Regulation S-K will be included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement, which section is incorporated in this item by reference.

The information required by Item 403 of Regulation S-K will be included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement, which section is incorporated in this item by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will appear under the headings "Certain Relationships and Related Party Transactions" in the Proxy Statement, which section is incorporated in this item by reference

Item 14. Principal Accounting Fees and Services.

Information about fees and services billed to us by our principal accountant, RSM US LLP (PCAOB ID No. 49) required by this item will appear under the heading "Proposal No. 2 Ratification of Selection of Independent Registered Public Accounting Firm" in the Proxy Statement, which section is incorporated in this item by reference.


PART IV


Item 15. Exhibits, Financial Statement Schedules.

    (a)   The following information required under this item is filed as a part of this report:

        (1)   Consolidated Balance Sheets as of October 31, 2022 and October 31, 2021

            For the Fiscal Years Ended October 31, 2022, October 31, 2021, and October 31, 2020:

                Consolidated Statements of Operations and Comprehensive Income (loss)

                Consolidated Statements of Cash Flows

                Consolidated Statement of Shareholders' Equity

                Notes to Consolidated Financial Statements

        (2)   Financial Statement Schedules:

            All schedules are omitted because of the absence of the conditions under which they are required or because the information required is shown in the consolidated financial statements or the notes thereto in this Form 10-K.

        (3)   Exhibits

            Refer to the Exhibit Index incorporated herein by reference. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is identified in the Exhibit Index by an asterisk following the Exhibit Number.

Item 16. Form 10-K Summary.

    None.


59


Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 of the REV Group, Inc. Quarterly Report on Form 10-Q (file no. 001-37999), filed on March 7, 2017)
3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 of the REV Group, Inc. Quarterly Report on Form 10-Q (file no. 001-37999), filed on March 7, 2017)
4.1	Description of Capital Stock (Incorporated by reference to the "Description of Capital Stock" section of the REV Group, Inc. registration statement on Form S-3 (file no. 333-223897), filed on March 23, 2018)
10.1	Form of Amended and Restated Shareholders Agreement (Incorporated by reference to Exhibit 10.1 of Amendment No. 3 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on January 10, 2017)
10.2	Credit Agreement, dated as of April 13, 2021, by and among the Company, as Borrower, certain subsidiaries of the Company, as other Loan Parties, the Lenders party thereto and JPMorgan Bank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.1 of the REV Group, Inc. Current Report on Form 8-K (file no. 001-37999), filed on April 13, 2021)
10.3*	Amendment No. 1 to Credit Agreement, dated as of November 1, 2022, by and among the Company, as Borrower, certain subsidiaries of the Company, as other Loan Parties, the Lenders party thereto and JPMorgan Bank, N.A., as Administrative Agent
10.4	Allied Specialty Vehicles, Inc. 2010 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.4 of the REV Group, Inc. registration statement on Form S-1 (file no. 333-214209), filed on October 24, 2016)
10.5	Form of Directors and Executive Officer Indemnification Agreement (Incorporated by reference to Exhibit 10.5 of Amendment No. 2 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on December 23, 2016)
10.6	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.6 of Amendment No. 3 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on January 10, 2017)
10.7	Form of Stock Option Award Agreement pursuant to the Allied Specialty Vehicles, Inc. 2010 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.7 of Amendment No. 2 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on December 23, 2016)
10.8	REV Group, Inc. Cash Incentive Plan (Incorporated by reference to Exhibit 10.16 of Amendment No. 2 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on December 23, 2016)
10.9	REV Group, Inc. 2016 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.17 of Amendment No. 2 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on December 23, 2016)
10.10	Form of Restricted Stock Unit Award Agreement under REV Group, Inc. 2016 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.18 of Amendment No. 3 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on January 10, 2017)
10.11	REV Group, Inc. Non-Employee Directors Compensation (Incorporated by reference to Exhibit 10.19 of Amendment No. 3 of the REV Group, Inc. registration statement on Form S-1/A (file no. 333-214209), filed on January 10, 2017)
10.12	Form of Restricted Stock Award Agreement under REV Group, Inc. 2016 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.22 of the REV Group, Inc. Annual Report on Form 10-K (file no. 001-37999), filed on December 18, 2019)
10.13	Form of Performance Stock Unit Award Agreement under REV Group, Inc. 2016 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.3 of the REV Group, Inc. Quarterly Report on Form 10-Q (file no. 001-37999), filed on June 8, 2020)

10.14	Form of Change in Control Severance Agreement (Incorporated by reference to Exhibit 10.1 of the REV Group, Inc. Quarterly Report on Form 10-Q (file no. 001-37999), filed on September 9, 2020)
10.15	Offer Letter, dated March 5, 2020, between the Registrant and Rodney Rushing (Incorporated by reference to Exhibit 10.18 of the REV Group, Inc. Annual Report on Form 10-K (file no. 001-37999), filed on January 7, 2021)
10.16	Offer Letter, dated May 14, 2020, between the Registrant and Mark Skonieczny (Incorporated by reference to Exhibit 10.19 of the REV Group, Inc. Annual Report on Form 10-K (file no. 001-37999), filed on January 7, 2021)
21.1*	Subsidiaries of REV Group, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	The instance document does not appear in the Interactive Data File because its XBRL (Extensible Business Reporting Language) tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in iXBRL and contained within Exhibit 101)

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

REV Group, Inc.

Date: December 14, 2022

By: <u>/s/ Rodney N. Rushing</u>
Rodney N. Rushing
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on December 14, 2022.

Signature	Title	Date
/s/ Rodney N. Rushing Rodney N. Rushing	Director and Chief Executive Officer (Principal Executive Officer)	December 14, 2022
/s/ Mark A. Skonieczny Mark A. Skonieczny	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 14, 2022
/s/ Paul Bamatter Paul Bamatter	Director	December 14, 2022
/s/ Jean Marie "John" Canan Jean Marie "John" Canan	Director	December 14, 2022
/s/ Dino Cusumano Dino Cusumano	Director	December 14, 2022
/s/ Charles Dutil Charles Dutil	Director	December 14, 2022
/s/ Justin Fish Justin Fish	Director	December 14, 2022
/s/ Randall Swift Randall Swift	Director	December 14, 2022
/s/ Joel Rotroff Joel Rotroff	Director	December 14, 2022
/s/ Donn Viola Donn Viola	Director	December 14, 2022